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As filed with the Securities and Exchange Commission on April 1, 2002

Registration No. 333-82576

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JETBLUE AIRWAYS CORPORATION

(Exact name of registrant as specified in charter)

DELAWARE	4512	87-0617894
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

80-02 Kew Gardens Road
Kew Gardens, New York 11415
(718) 286-7900

(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Thomas E. Kelly
Executive Vice President, General Counsel and Secretary
80-02 Kew Gardens Road
Kew Gardens, New York 11415
(718) 286-7902

(Name, address, including zip code, and telephone number,
including area code, of agent for service of process)

With copies to:

Curtis L. Mo	Joel S. Klaperman
Brobeck, Phleger & Harrison LLP 1633 Broadway, 47th Floor New York, New York 10019 (212) 581-1600	Shearman & Sterling 599 Lexington Avenue New York, New York 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. / /

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective time until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)
Issued April 1, 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

5,500,000 Shares

COMMON STOCK

We are offering 5,500,000 shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We currently anticipate that the initial public offering price will be between $22.00 and $24.00 per share.

We have applied for quotation of our common stock on the Nasdaq National Market under the trading symbol "JBLU."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

PRICE $        A SHARE

	Price to Public		Underwriting Discounts and Commissions		Proceeds to JetBlue
Per Share		$		$		$
Total	$		$		$

We have granted the underwriters the right to purchase up to an additional 825,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on              , 2002.

MORGAN STANLEY	MERRILL LYNCH & CO.

RAYMOND JAMES

UBS WARBURG

                      , 2002

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

        We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

        Until                    , 2002, 25 days after the commencement of this offering, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        In this prospectus, we use the terms "JetBlue," "we," "us" and "our" to refer to JetBlue Airways Corporation.

        JETBLUE and JETBLUE AIRWAYS are registered service marks of JetBlue Airways Corporation in the United States and other countries. This prospectus also contains trademarks and tradenames of other companies.

i

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this prospectus, including the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions.

        Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

        You should understand that many important factors, in addition to those discussed elsewhere in this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements. These factors include, without limitation, the rapidly changing industry and regulatory environment following recent terrorist attacks, our limited operating history, our ability to implement our growth strategy, our fixed obligations, our dependence on the New York market, our ability to renew or replace gate leases, our competitive environment, problems with our aircraft, economic and other conditions in markets in which we operate, governmental regulation, increases in maintenance costs, fuel prices and insurance premiums and cyclical and seasonal fluctuations in our operating results.

ii

PROSPECTUS SUMMARY

        This summary highlights selected information about our company and the common stock that we are offering. It does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the "Risk Factors" section and the financial statements and notes to those statements, which are included elsewhere in this prospectus.

JETBLUE AIRWAYS

Overview

        JetBlue is a low-fare, low-cost passenger airline that provides high-quality customer service primarily on point-to-point routes. We focus on serving underserved markets and large metropolitan areas that have high average fares, and we have a geographically diversified flight schedule that includes both short-haul and long-haul routes.

        We commenced service in February 2000 and established our primary base of operations at New York's John F. Kennedy International Airport, or JFK. As of February 28, 2002, we operated 108 flights per day, including 52 daily flights between JFK and Florida, 26 daily flights between JFK and upstate New York and 18 daily flights between JFK and the western United States. On August 28, 2001, we began service at our West Coast base of operations, Long Beach Municipal Airport, which serves the Los Angeles area.

        To date, we have raised $175 million of equity capital, which has enabled us, among other things, to acquire a fleet of new, single-class Airbus A320 aircraft. We are scheduled to add to our operating fleet of 24 aircraft 59 new A320 aircraft by the end of 2007.

        We are focused on profitability and have low operating costs because we operate a single aircraft type with high utilization and have a highly productive and incentivized workforce. Our low fares are designed to stimulate demand, and we have demonstrated our ability to increase passenger traffic in the markets we serve. In addition, we offer our customers a differentiated product, with new aircraft, low fares, leather seats, free LiveTV (a direct 24-channel satellite TV service) at every seat, pre-assigned seating and reliable performance.

        The terrorist attacks on September 11, 2001 have dramatically affected the airline industry. U.S. airlines have experienced numerous difficulties in the wake of these tragic events, including but not limited to, a significant drop in demand for air travel, reduced traffic and yields, increased insurance and security costs and liquidity concerns. We, along with the rest of the industry, suffered an initial drop in demand, leading to reduced traffic and yields. Unlike many of our competitors, however, our level of operations and passenger traffic have recovered substantially to the levels we had originally anticipated before September 11, 2001, although our yields have not fully recovered. Many of our competitors have reduced their capacity, including flights in our current and potential markets. Amid these changes in industry dynamics, we intend to maintain a disciplined growth strategy by increasing frequency on our existing routes and entering attractive new markets. Our future growth plans remain intact and we have ordered additional aircraft above and beyond our pre-September 11, 2001 plans.

        While the airline industry suffered unprecedented losses in 2001, we had net income of $38.5 million and operating income of $26.8 million on revenues of $320.4 million. Operating income excluded $18.7 million of compensation under the Air Transportation Safety and System Stabilization Act, or the Stabilization Act. Due to our low fares, our yields during this period were lower than all but one of the major U.S. airlines. However, our low fares together with our high qualilty service offering enabled us to generate a load factor (the percentage of aircraft seating capacity actually utilized) of 78.0%, higher than any of the major U.S. airlines, which had load factors ranging from 57.6% to 76.0%, with an average of 69.7% in 2001. We also generated an operating margin of 8.4%, higher than all but one of the major U.S. airlines in 2001, according to reports by those airlines.

        The airline industry is highly competitive and we expect competition to continue in the future. Many of our competitors have higher maintenance costs due to the age of their fleets and significantly higher labor costs because, among other things, they have a unionized workforce with unproductive work rules and more complex operations which decrease employee productivity and increase costs. We expect our maintenance costs to significantly increase as our fleet ages, and we may experience greater labor costs in the future. We also have a limited operating history. Our accumulated deficit at December 31, 2001 was $33.1 million. Upon closing of this offering, all the outstanding shares of our convertible redeemable preferred stock will convert into common stock and $35.8 million of accrued dividends will be cancelled, resulting in an increase to stockholders' equity. As a result of these factors and other risks described in this prospectus, we may encounter difficulties in implementing our strategy and we cannot assure you that we will succeed in achieving our goals.

        In recent years, airline passengers have become increasingly dissatisfied with airline travel due to flight delays and cancellations, overbooking of flights, complicated fare structures, mishandled baggage and lack of customer care. The potential to stimulate demand through low fares coupled with the high level of dissatisfaction among airline customers provides an opportunity for JetBlue. We seek to provide a high-quality flying experience, emphasizing safety, security, reliability, customer service and low fares.

Our Competitive Strengths

        Our principal competitive strengths are:

        Low Operating Costs.    Our cost per available seat mile of 6.98 cents for 2001 was lower than any of the major U.S. airlines, which reported an average cost per available seat mile of 10.08 cents, excluding compensation under the Stabilization Act. As adjusted for the average number of miles flown per flight, we believe our cost per available seat mile was lower than all but one of the major U.S. airlines, excluding compensation under the Stabilization Act.

        New All Airbus A320 Fleet.    By using our strong capital base, we have been able to acquire a fleet of new aircraft. This sets us apart from most other low-fare airlines. The A320 is a reliable, fuel-efficient and versatile aircraft that can be utilized for both short-haul and long-haul flights.

        Strong Brand.    We believe that we have made significant progress in establishing a strong brand that helps to distinguish us from our competitors by seeking to be identified as a safe, reliable, low-fare airline that is highly focused on customer service and that provides an enjoyable flying experience.

        Strong Company Culture.    We have created a strong and vibrant service-oriented company culture, which is built around our five key values: safety, caring, integrity, fun and passion. We reinforce our culture by explaining to our employees the importance of customer service and safety and the need to remain productive and keep our costs low.

        Well-Positioned in New York, the Nation's Largest Travel Market.    Our primary base of operations at New York's JFK airport provides us access to a market of approximately 21 million potential customers in the New York metropolitan area and about 6 million potential customers within 15 miles of the airport.

        Proven Management Team.    Our Chief Executive Officer, David Neeleman, was the president and one of the founders of Morris Air, a successful low-fare airline that was acquired by Southwest Airlines, and a founder of WestJet. David Barger, our President and Chief Operating Officer, was vice president in charge of Continental Airlines' Newark hub from 1994 to 1998. Our Chief Financial Officer, John Owen, spent 14 years as treasurer of Southwest Airlines.

        Advanced Technology.    We make use of advanced technology in many ways. For instance, all of our pilots use laptop computers in the cockpit to calculate the weight and balance of the aircraft and to access their manuals in electronic format during the flight. We recently commenced installation of cabin security cameras on each of our aircraft with a live feed to the cockpit crew and, when on the ground, to our central operations center at JFK.

Our Strategy

        Our goal is to establish JetBlue as a leading low-fare passenger airline by offering customers a differentiated product and high-quality customer service. The key elements of our strategy are:

        Stimulate Demand.    Our widely available low fares and superior product offering are designed to stimulate demand, particularly from fare-conscious leisure and business travelers who might otherwise have used alternative forms of transportation or would not have traveled at all.

        Emphasize Low Operating Costs.    We are focused on using technology to improve efficiency, and we believe that our fleet of identical new aircraft, ticketless reservation system, high percentage of website bookings and other initiatives, will help us reduce our costs.

        Offer Point-to-Point Flights to Overpriced or Underserved Large Markets.    We focus on point-to-point service to large metropolitan areas with high average fares or highly-traveled markets that are underserved. In selecting future markets, we plan to continue to follow this strategy. We further intend to penetrate our key markets by increasing the number of flights per day to existing destinations, which we believe present us with additional growth opportunities.

        Differentiate Our Product and Service.    We offer our passengers a unique flying experience by providing new aircraft, simple and low fares, leather seats, free LiveTV at every seat, pre-assigned seating, reliable performance and high-quality customer service.

Corporate Information

        JetBlue Airways Corporation was incorporated in Delaware in August 1998. Our principal executive offices are located at 80-02 Kew Gardens Road, Kew Gardens, New York 11415 and our telephone number is (718) 286-7900. Our website address is www.jetblue.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

THE OFFERING

Common stock offered	5,500,000 shares
Common stock estimated to be outstanding immediately after this offering	40,578,829 shares
Over-allotment option	825,000 shares
Use of proceeds	We intend to use the net proceeds, together with existing cash, for working capital and capital expenditures, including capital expenditures related to the purchase of aircraft. See "Use of Proceeds."
Dividends	We have not declared or paid any dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business.
Proposed Nasdaq National Market symbol	"JBLU"

        Except as otherwise noted, all information in this prospectus assumes:

  •
  the automatic conversion of all outstanding shares of our convertible redeemable preferred stock into 30,692,262 shares of common stock upon completion of this offering; and

  •
  no exercise of the underwriters' over-allotment option.

        The figures above are based on 35,078,829 shares of common stock outstanding as of February 28, 2002 and assume no exercise of outstanding options since that date. The number of shares of common stock to be outstanding after this offering excludes:

  •
  6,510,001 shares of common stock authorized for issuance under our stock option plans, of which 4,328,380 shares were subject to outstanding options at a weighted average exercise price of $4.38 per share as of February 28, 2002; and

  •
  1,500,000 shares of common stock authorized for issuance under our employee stock purchase plan following this offering.

SUMMARY FINANCIAL AND OPERATING DATA

        The following table presents summary historical financial information for us. You should read this information in conjunction with our financial statements and related notes, and the information under "Selected Financial and Operating Data" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included elsewhere in this prospectus.

        "EBITDA" represents operating income (loss) plus depreciation and amortization expense. "EBITDAR" represents EBITDA plus aircraft rent expense. We are presenting EBITDA and EBITDAR because some investors use them as a supplemental financial measure of a company's ability to service its debt and as a measure of operating performance. However, EBITDA and EBITDAR are not determined using generally accepted accounting principles and, therefore, are not necessarily comparable to EBITDA and EBITDAR of other companies. Investors should not view EBITDA or EBITDAR as substitutes for net income or cash flow data prepared in accordance with generally accepted accounting principles or as measures of a company's profitability or liquidity.

        The pro forma basic earnings per share and balance sheet data gives effect to the automatic conversion of all outstanding shares of our convertible redeemable preferred stock into 30,692,262 shares of common stock as if the conversion had occurred as of January 1, 2001 or the date of issuance.

        The as adjusted balance sheet data gives effect to the pro forma adjustments and the receipt of approximately $116.1 million in estimated net proceeds from the sale of 5,500,000 shares of our common stock in this offering, assuming an initial public offering price of $23.00 per share, the midpoint of the range listed on the cover of this prospectus.

	Year Ended December 31,
	1999	2000	2001
	(in thousands, except per share data)
Statements of Operations Data:
Operating revenues	$—	$104,618	$320,414
Operating expenses:
Salaries, wages and benefits	6,000	32,912	84,762
Aircraft fuel	4	17,634	41,666
Aircraft rent	324	13,027	32,927
Sales and marketing	887	16,978	28,305
Landing fees and other rents	447	11,112	27,342
Depreciation and amortization	111	3,995	10,417
Maintenance materials and repairs	38	1,052	4,705
Other operating expenses	6,405	29,096	63,483

Total operating expenses	14,216	125,806	293,607

Operating income (loss)	(14,216)	(21,188)	26,807
Airline Stabilization Act compensation (1)	—	—	18,706
Other income (expense)	685	(381)	(3,598)

Income (loss) before income taxes	(13,531)	(21,569)	41,915
Income tax expense (benefit) (2)	233	(239)	3,378

Net income (loss)	$(13,764)	$(21,330)	$38,537

Earnings (loss) per common share:
Basic	$(36.81)	$(26.66)	$9.88
Diluted	$(36.81)	$(26.66)	$1.14
Pro forma basic			$1.30
Other Financial Data:
Operating margin	—	(20.3)%	8.4%
Net cash provided by (used in) operating activities	$(6,556)	$2,824	$111,279
Net cash used in investing activities	(67,452)	(241,130)	(289,855)
Net cash provided by financing activities	80,740	254,463	261,695
EBITDA	(14,105)	(17,193)	37,224
EBITDAR	(13,781)	(4,166)	70,151
(1)
Represents our share of compensation under the Air Transportation Safety and System Stabilization Act. See Note 12 to the financial statements for a more detailed discussion.
(2)
In 2001, our income tax expense was reduced due to the full reversal of our deferred tax asset valuation allowance. We do not expect any similar reductions in the future. See Note 7 to the financial statements for a more detailed discussion.

	As of December 31, 2001
	Actual	Pro Forma	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$117,522	$117,522	$233,667
Total assets	673,773	673,773	789,918
Total debt	374,431	374,431	374,431
Convertible redeemable preferred stock	210,441	—	—
Common stockholders' equity (deficit)	(32,167)	178,274	294,419

        For a description of the terms used in this section and elsewhere in this prospectus and their meanings, please see "Selected Financial and Operating Data."

	Year Ended December 31,
	2000	2001
Operating Statistics (unaudited):
Revenue passengers	1,144,421	3,116,817
Revenue passenger miles (000)	1,004,496	3,281,835
Available seat miles (000)	1,371,836	4,208,267
Load factor	73.2%	78.0%
Breakeven load factor	90.6%	73.7%
Aircraft utilization (hours per day)	12.0	12.6
Average fare	$88.84	$99.62
Yield per passenger mile (cents)	10.12	9.46
Passenger revenue per available seat mile (cents)	7.41	7.38
Operating revenue per available seat mile (cents)	7.63	7.61
Operating expense per available seat mile (cents)	9.17	6.98
Departures	10,265	26,334
Average stage length (miles)	825	986
Average number of operating aircraft during period	5.8	14.7
Full-time equivalent employees at period end	1,028	2,116
Average fuel cost per gallon (cents)	96.15	75.63
Fuel gallons consumed (000)	18,340	55,095
Percent of sales through jetblue.com during period	28.7%	44.1%

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

        Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to JetBlue

        Recent terrorist attacks seriously harmed our business and may harm our business in the future.

        The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the airline industry and us as well. The primary effects experienced by the airline industry included:

  •
  substantial loss of revenue and flight disruption costs caused by the grounding of all commercial air traffic in or headed to the U.S. by the Federal Aviation Administration, or FAA, for about three days after the terrorist attacks;
  •
  increased security and insurance costs;
  •
  increased concerns about future terrorist attacks;
  •
  airport shutdowns and flight cancellations and delays due to security breaches and perceived safety threats; and
  •
  significantly reduced passenger traffic and yields due to the subsequent dramatic drop in demand for air travel.

        In recent months, industry-wide demand for air travel has increased but has not yet returned to pre-September levels. Most U.S. airlines have significantly reduced their flight schedules and furloughed employees. As a result, the airline industry suffered unprecedented financial losses in 2001.

        Our passenger traffic and yields also declined severely once flights were permitted to resume. Since that time, however, we have experienced significantly lower revenues and have incurred higher costs than we originally anticipated. Given the magnitude and unprecedented nature of the September terrorist attacks, it is uncertain what the long-term impact of these events will be on the airline industry in general and on JetBlue in particular. Factors that could affect our operating results and financial condition in the future include:

  •
  Continued weakness in the demand for air travel resulting in lower fares;
  •
  Increased costs and possible flight delays or cancellations associated with new government security mandates and our own security-related measures;
  •
  Increased costs of aviation insurance;
  •
  Uncertainty about the extent to which war risk coverage or other insurance will be available; and
  •
  Reinstatement of flights that our competitors eliminated after September 11th.

        Additional terrorist attacks, the fear of such attacks or increased hostilities could further negatively impact the airline industry and us, and result in decreased passenger traffic and yields and increased costs. For a more detailed discussion, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments."

        Because we have a limited operating history, it is difficult to evaluate an investment in our common stock.

        We were incorporated in August 1998 and began flight operations in February 2000. It is difficult to evaluate our future prospects and an investment in our common stock because of our limited operating history. Our prospects are uncertain and must be considered in light of the risks, uncertainties and difficulties frequently encountered by companies in the early stage of operations. Historically, there has been a high failure rate among start-up airlines. Our future performance will depend upon a number of factors, including our ability to:

  •
  implement our growth strategy;
  •
  provide high quality, reliable customer service at low prices;
  •
  choose new markets successfully;
  •
  maintain adequate control of our expenses;
  •
  attract, retain and motivate qualified personnel;
  •
  react to customer and market demands; and
  •
  maintain the safety and security of our operations.

        We cannot assure you that we will successfully address any of these factors, and our failure to do so could harm our business.

        Our failure to successfully implement our growth strategy could harm our business.

        Our growth strategy involves increasing the frequency of flights to markets we currently serve, expanding the number of markets served and increasing flight connection opportunities. Achieving our growth strategy is critical in order for our business to achieve economies of scale and to sustain or increase our profitability. Increasing the number of markets we serve depends on our ability to access suitable airports located in our targeted geographic markets in a manner that is consistent with our cost strategy. We will also need to obtain additional gates at some of our existing destinations. Any condition that would deny, limit or delay our access to airports we seek to serve in the future will constrain our ability to grow. Opening new markets requires us to commit a substantial amount of resources, even before the new services commence. Expansion will also require additional skilled personnel, equipment and facilities. An inability to hire and retain skilled personnel or to secure the required equipment and facilities efficiently and cost-effectively may affect our ability to achieve our growth strategy. We cannot assure you that we will be able to successfully expand our existing markets or establish new markets, and our failure to do so could harm our business.

        Expansion of our markets and services may also strain our existing management resources and operational, financial and management information systems to the point that they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. We expect that we will need to develop further financial, operational and management controls, reporting systems and procedures to accommodate future growth. We cannot assure you that we will be able to develop these controls, systems or procedures on a timely basis, and the failure to do so could harm our business.

        We have a significant amount of fixed obligations and we will incur significantly more fixed obligations which could hurt our ability to meet our strategic goals.

        As of December 31, 2001, our debt accounted for 67.7% of our total capitalization. As of December 31, 2001, maturities of our long-term debt were $55.0 million in 2002, $30.0 million in 2003, $22.8 million in 2004, $23.8 million in 2005, $22.0 million in 2006 and an aggregate of $192.0 million for the years thereafter. All of our long-term and short-term debt has floating interest rates. In addition to long-term debt, we have a significant amount of other fixed obligations under operating leases related to our aircraft, airport terminal space, other airport facilities and office space. As of December 31, 2001, future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year were approximately $45.4 million in 2002, $44.8 million in 2003, $44.7 million in 2004, $43.3 million in 2005 and $41.8 million in 2006 and an aggregate of $281.8 million for the years thereafter. Four of these aircraft leases have variable-rate rent payments. As of December 31, 2001, we had commitments of approximately $2.3 billion to purchase 61 additional aircraft over the next six years, including estimated amounts for contractual price escalations. We will incur additional debt and other fixed obligations as we take delivery of new aircraft and other equipment and continue to expand into new markets.

        Our high level of debt and other fixed obligations could:

  •
  limit our ability to obtain additional financing to support capital expansion plans and for working capital and other purposes;
  •
  divert substantial cash flow from our operations and expansion plans in order to service our fixed obligations;
  •
  require us to incur significantly more interest or rent expense than we currently do since all of our debt has floating interest rates and four of our aircraft leases have variable-rate rent;
  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and
  •
  place us at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

        Our ability to make scheduled payments on our debt and other fixed obligations will depend upon our future operating performance and cash flow, which in turn will depend upon prevailing economic and political conditions and financial, competitive, regulatory, business and other factors, many of which are beyond our control. We cannot assure you that we will be able to generate sufficient cash flow from our operations to pay our debt and other fixed obligations as they become due, and our failure to do so could harm our business. If we are unable to make payments on our debt and other fixed obligations, we could be forced to renegotiate those obligations or obtain additional equity or debt financing. To the extent we finance our activities with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our growth strategy. We cannot assure you that our renegotiation efforts would be successful or timely or that we could refinance our obligations on acceptable terms, if at all.

        Our lack of an established line of credit or borrowing facility makes us highly dependent upon our operating cash flows.

        We have no lines of credit, other than a short-term borrowing facility for certain aircraft predelivery deposits, and rely primarily on operating cash flows to provide working capital. Unless we secure a line of credit, borrowing facility or equity financing, we will be dependent upon our operating cash flows to fund our operations and to make scheduled payments on our debt and other fixed obligations. If we fail to generate sufficient funds from operations to meet these cash requirements or are unable to secure a line of credit, other borrowing facility or equity financing, we could default on our debt and other fixed obligations. Our inability to meet our obligations as they become due would materially restrict our ability to grow and seriously harm our business and financial results.

        Any inability to obtain financing for additional aircraft could harm our growth strategy.

        We typically finance our aircraft through either mortgage debt or lease financing. As of March 31, 2002, we had firm orders to purchase 58 aircraft from Airbus through 2007 and options and purchase rights to acquire 49 additional aircraft. We have arranged financing for only two of these aircraft. Although we believe that debt and/or lease financing should be available for the remaining 56 firm aircraft deliveries, we cannot assure you that we will be able to secure such financing on terms attractive to us or at all. While these financings may or may not result in an increase in liabilities on our balance sheet, our fixed costs will increase significantly regardless of the financing method ultimately chosen. To the extent we cannot secure such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs.

        We are subject to the risks of having a sole supplier for our aircraft, engines and in-flight entertainment system.

        One of the key elements of our business strategy is to operate only one type of aircraft equipped with one type of engine. Operating a fleet of identical aircraft with identical engines leads to cost savings because maintenance issues are simplified, spare parts inventory requirements are reduced, scheduling is more efficient and training costs are lowered. Operating just one type of aircraft also allows our employees to become highly knowledgeable about the airframe and engine, thereby increasing their efficiency and productivity.

        After extensive research, we chose the Airbus A320 because of its reliability, advanced technology and wide cabin space and the IAE International Aero Engines V2527-A5 engine for its reliability and fuel efficiency. As of March 31, 2002, we had an operating fleet of 24 Airbus A320 aircraft equipped with V2527-A5 engines and orders with Airbus Industrie and IAE for an additional 58 A320 aircraft and eight V2527-A5 spare engines to be delivered over the next six years. A number of factors could limit or preclude our ability to obtain the A320 aircraft from Airbus or the V2527-A5 engines from IAE, including:

  •
  Airbus or IAE could refuse, or may not be financially able, to perform their obligations under our purchase agreements; and
  •
  either of them could experience a fire, strike or other event that affects their ability to completely or timely fulfill their contractual obligations.

        If either Airbus or IAE were unable to perform its contractual obligations, we would have to find another supplier for our aircraft or engines. Boeing is the only other manufacturer from whom we could purchase alternate aircraft. If we had to purchase aircraft from Boeing, we could lose the benefits described above and we cannot assure you that any replacement aircraft would have the same operating advantages as the Airbus A320. In addition, we cannot assure you that we could purchase engines that would be as reliable and efficient as the V2527-A5, or that we could purchase aircraft or engines in the same time frame as currently expected or at comparable prices. We would incur substantial transition costs, including costs associated with retraining our employees and replacing our manuals. Our operations could also be harmed by the failure or inability of Airbus or IAE to provide sufficient parts or related support services on a timely basis.

        In addition, one of the unique features of our fleet is that every seat in each of our aircraft is equipped with free LiveTV, a direct 24-channel satellite TV service. All of the equipment for LiveTV on our aircraft is owned and provided by LiveTV LLC. We do not know of any other company that could provide us with the type of service provided by LiveTV. If LiveTV were to stop supplying us with its satellite TV service or equipment for any reason, we could lose one of the unique services that differentiates us from our competitors, and we might have to incur significant costs to procure the equipment and service of an alternate in-flight entertainment service provider.

        Our maintenance costs will increase as our fleet ages.

        Because the average age of our aircraft is about 12 months, our aircraft require less maintenance now than they will in the future. We also currently incur lower maintenance expenses because most of the parts on our aircraft are under multi-year warranties. Our maintenance costs will increase, both on an absolute basis and as a percentage of our operating expenses, as our fleet ages and these warranties expire. Although we cannot accurately predict how much our maintenance costs will increase in the future, we expect that they will increase significantly.

        Our business is heavily dependent on the New York market and a reduction in demand of air travel in this market would harm our business.

        Our growth has focused and, at least in the near-term, will continue to focus, on adding flights to and from our primary base of operations at John F. Kennedy International Airport, or JFK, in New York City. As of February 28, 2002, out of a total of 108 daily flights, 104 of our flights had JFK as either their destination or origin. As a result, we remain highly dependent upon the New York market. Our business would be harmed by any circumstances causing a reduction in demand for air transportation in the New York metropolitan area, such as adverse changes in local economic conditions, negative public perception of the city, significant price increases linked to increases in airport access costs and fees imposed on passengers or the impact of past or future terrorist attacks.

        If we fail to use certain airport slots and slot exemptions, we may be required to forfeit these slots and the deposits we paid to hold them.

        The Department of Transportation, or DOT, granted us 75 daily takeoff and landing slot exemptions at JFK in 1999. A slot is an authorization to take off or land at a designated airport within a specified time period. Unlike a slot, our exemption from slot authorization requirements may not be sold, leased, rented or pledged. These slot exemptions phase in at the rate of up to 25 daily slots per year over three years ending in February 2003. If we fail to use a slot exemption, such slot exemption could be subject to forfeiture. Since JFK is our principal base of operations, our failure to maintain our slot exemptions at JFK could harm our business.

        In May 2001, the City of Long Beach granted us the 27 remaining available daily non-commuter departure slots at Long Beach Municipal Airport. We paid a security deposit of $10,000 on each slot. We must pay an additional $5,000 for each unused slot for each 90-day period after November 28, 2001 or those unused slots will be forfeited. We currently only use three slots and must use all of the slots by June 2003 or the unused slots and the deposits associated with them will be forfeited. Until such time as we use slots that were allocated to us, our slots remain available for other carriers to use on a temporary basis. American Airlines recently requested four permanent slots from the City of Long Beach to initiate new service to both New York City and Chicago. In its request to the City of Long Beach, American indicated it would not accept slots for a temporary period of time pending the slots being called up for use by the slot holder of record, as the governing regulations permit. American indicated that, in its opinion, such regulations are contrary to federal law. If American is not satisfied with the actions of the City of Long Beach with respect to slot allocations, American may pursue legal action. We cannot predict the outcome of such legal action should it occur. We cannot assure you that we will be successful in the Long Beach market or that we will be able to use all of our slots before June 2003.

        We may face increased competition at JFK which could harm our business.

        Our primary base of operations is JFK, an airport that has traditionally attracted considerably less attention from our competitors for domestic flight activity than either LaGuardia Airport or Newark International Airport because of an industry perception that JFK is primarily an international airport and that the commuting distance from Manhattan to JFK is too far, as compared to LaGuardia or Newark, to attract domestic travelers. We disagreed with this perception of JFK and invested a significant amount of time and resources requesting the DOT to grant us exemptions from the slot restrictions at JFK. As a result of our efforts, the DOT granted us 75 daily slot exemptions at JFK in 1999.

        We believe that the operational efficiencies associated with conducting our principal base of operations from JFK rather than LaGuardia or Newark have contributed to our profitability. As a result of our positive experience at JFK, it is possible that our competitors will follow our strategy. Airlines already established at JFK could redeploy their existing presence with a greater emphasis on low-fare domestic travel. Other airlines that do not currently have a presence at JFK could try to gain a presence at JFK by seeking slot exemptions from the DOT as we did or purchasing or leasing slots from other airlines. In addition, airlines using fewer than 20 slots or providing regional jet service to small and medium, non-hub airports could easily obtain slot exemptions from the DOT, since such airlines are expressly exempted under the federal rule creating slot restrictions. The requirement to obtain slots or slot exemptions at JFK will expire in 2007, further opening the door to potential competition. In addition, gates have recently become more available at JFK, which could create more opportunities for our competitors to increase or establish their presence at JFK. An increase in the amount of direct competition we face at JFK, Newark or LaGuardia or an increase in congestion and delays at JFK could harm our business.

        We may be unable to renew or replace our permit at JFK, our principal base of operations.

        We currently operate from Terminal 6 at JFK under a one-year permit from the Port Authority of New York and New Jersey. Our permit could be terminated at any time upon 30 days' notice and alternate gate space may not be available on favorable terms, or at all. Although we are in the process of negotiating a three-year lease agreement with the Port Authority, we cannot assure you that we will be able to enter into a lease agreement on acceptable terms, or at all. Since JFK is our principal base of operations, our inability to maintain an adequate number of gates by entering into a new lease with the Port Authority would harm our business.

        Our business could be harmed if we lose the services of our key personnel.

        Our business depends upon the efforts of our Chief Executive Officer, David Neeleman, our President and Chief Operating Officer, David Barger, and a small number of management and operating personnel.

We maintain key-man life insurance on Mr. Neeleman, which may not be sufficient to cover the costs of recruiting and hiring a replacement chief executive officer, much less the loss of his services. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business.

        Our results of operations will fluctuate.

        We expect our quarterly operating results to fluctuate in the future based on a variety of factors, including:

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  the timing and success of our growth plans as we increase flights in existing markets and enter new markets;
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  changes in fuel, security and insurance costs;
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  increases in personnel, marketing, aircraft ownership and other operating expenses to support our anticipated growth; and
  •
  the timing and amount of maintenance expenditures.

        In addition, seasonal variations in traffic, various expenditures and weather affect our operating results from quarter to quarter. The highest levels of traffic and revenue on our routes to and from Florida are generally realized from October through April and on our western routes during the summer. Given our high proportion of fixed costs, this seasonality affects our profitability from quarter to quarter. Many of our areas of operations in the Northeast experience bad weather conditions in the winter, causing increased costs associated with deicing aircraft, cancelled flights and accommodating displaced passengers. Our Florida routes experience bad weather conditions in the summer and fall due to thunderstorms and hurricanes. Due to our geographic area of operations, we are more susceptible to adverse weather conditions along the East Coast than some of our competitors which may be better able to spread weather-related risks over larger route systems. As we enter new markets, we could be subject to additional seasonal variations.

        Due to the factors described above, quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. In addition, it is possible that in any future quarter our operating results could be below the expectations of investors and any published reports or analyses regarding JetBlue. In that event, the price of our common stock could decline, perhaps substantially.

        We rely on maintaining a high daily aircraft utilization rate to keep our costs low, which makes us especially vulnerable to delays.

        One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate, which is the amount of time that our aircraft spend in the air carrying passengers. High daily aircraft utilization allows us to generate more revenue from our aircraft and is achieved in part by reducing turnaround times at airports so we can fly more hours on average in a day. Aircraft utilization is reduced by delays resulting from the following factors, most of which are beyond our control:

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  security requirements;
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  customer processing and baggage handling;
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  air traffic and airport congestion;
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  adverse weather conditions;
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  unavailability of crews;
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  acts of third parties upon which we rely, such as for fueling and ground handling; and
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  maintenance and technical issues.

        In addition, the expansion of our business to include new destinations and more frequent flights on current routes could increase the risk of delays, to the extent the expansion increases our exposure to congested airports or air traffic. Delays could reduce our daily aircraft utilization and, in turn, limit our ability to achieve and maintain profitability as well as damage our reputation.

        Furthermore, high aircraft utilization increases the risk that once an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections.

        The only aircraft we operate is the Airbus A320 equipped with IAE V2527-A5 engines, and any problems with this aircraft or the V2527-A5 engine, whether real or perceived, could significantly harm our business.

        All of our aircraft are Airbus A320s equipped with V2527-A5 engines. Our dependence on this single type of aircraft and engine for all of our flights makes us particularly vulnerable to any problems that might be associated with the Airbus A320 or the IAE V2527-A5 engine. Our business would be significantly harmed if a design defect or mechanical problem with the Airbus A320 or the IAE V2527-A5 engine were discovered causing our aircraft to be grounded while any such defect or problem is being corrected, assuming it could be corrected at all. The FAA could also suspend or restrict the use of our aircraft in the event of any actual or perceived mechanical or design problems while it conducts its own investigation. Our business would also be significantly harmed if the public avoids flying our aircraft due to an adverse perception of the Airbus A320 or the IAE V2527-A5 engine because of safety concerns or other problems, whether real or perceived, or in the event of an accident involving an Airbus A320.

        Due to our limited fleet size, if an aircraft becomes unavailable, we may suffer greater damage to our service, reputation and profitability than airlines with larger fleets.

        As of March 31, 2002, we operated a fleet of 24 aircraft. Given the limited number of aircraft we operate, if an aircraft becomes unavailable due to unscheduled maintenance, repairs or other reasons, we could suffer greater adverse financial and reputational impacts than other larger airlines if flights are delayed or cancelled due to the absence of replacement aircraft.

        Our inability to obtain approval to operate more aircraft from the FAA and the DOT would materially restrict our growth.

        We must obtain the approval of the FAA and the DOT to operate aircraft domestically. We currently have approval from the FAA and the DOT to operate 40 aircraft through May 2003. Our growth plans contemplate operating considerably more than 40 aircraft. As we grow towards our 40 aircraft restriction, we will need to submit an application to the DOT for authorization to increase the size of our fleet beyond 40 aircraft. This application will be based on a demonstration of our financial and managerial fitness and safety compliance for expanded operations. We cannot assure you that such authorization will be granted to us. The failure of the FAA and the DOT to grant us approval to operate additional aircraft would materially restrict our ability to grow and to increase revenues and cash flow.

        We rely heavily on automated systems to operate our business and any failure of these systems could harm our business.

        We depend on automated systems to operate our business, including our computerized airline reservation system, our telecommunication systems, our website and other automated systems. Unlike most other airlines, which issue traditional paper tickets to some or all of their passengers, we issue only electronic tickets. Our website and reservation system must be able to accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, reservations system or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline. Any disruption in these systems could result in the loss of important data, increase our expenses and generally harm our business.

        If we are unable to attract and retain qualified personnel at reasonable costs or fail to maintain our company culture, our business will be harmed.

        Our business is labor intensive, with labor costs representing 28.9% of our operating expenses for the year ended December 31, 2001. We expect salaries, wages and benefits to increase on a gross basis and these costs could increase as a percentage of our overall costs, which could harm our business. Our expansion plans will require us to hire, train and retain a significant number of new employees in the future. From time to time, the airline industry has experienced a shortage of personnel licensed by the FAA, especially pilots and mechanics. We compete against the major U.S. airlines for labor in these highly skilled positions. Many of the major U.S. airlines offer wage and benefit packages that exceed our wage and benefit packages. As a result, in the future, we may have to significantly increase wages and benefits in order to attract and retain qualified personnel or risk considerable employee turnover. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to complete our expansion plans and our business could be harmed.

        In addition, as we hire more people and grow, we believe it may be increasingly challenging to continue to hire people who will maintain our company culture. One of our principal competitive strengths is our service-oriented company culture that emphasizes friendly, helpful, team-oriented and customer-focused employees. Our company culture is important to providing high quality customer service and having a highly productive workforce that helps keep our costs low. As we grow, we may be unable to identify, hire or retain enough people who meet the above criteria, and our company culture could otherwise be adversely affected by our growing operations and geographic diversity. If we fail to maintain the strength of our company culture, our competitive ability and business may be harmed.

        Our employment agreements with our FAA-licensed personnel provide that we can only terminate these employees for cause and, as a result, it may be difficult to reduce our labor costs during an economic downturn, which could harm our business.

        Our employment agreements with our FAA-licensed personnel, including pilots, technicians and dispatchers, provide that these employees can only be terminated for cause. Each employment agreement is for a term of five years and automatically renews for an additional five-year term unless either the employee or we elect not to renew it by giving notice at least 90 days before the end of the initial term. In the event of a downturn in our business, we are obligated to pay these employees a significant portion of their employment income and to continue the benefits of these employees if they do not obtain other aviation employment. As a result, it may be difficult for us to reduce our labor costs during an economic downturn, and our inability to do so could harm our business.

        We rely on third parties to provide our customers and us with facilities and services that are integral to our business and can be withdrawn on short notice.

        We have entered into agreements with third-party contractors, including other airlines, to provide certain facilities and services required for our operations, such as aircraft maintenance, ground handling, baggage services and ticket counter space. We will likely need to enter into similar agreements in any new markets we decide to enter. All of these agreements are subject to termination upon short notice. The loss or expiration of these contracts or any inability to renew them or negotiate contracts with other providers at comparable rates could harm our business. Our reliance upon others to provide essential services on our behalf also gives us less control over costs, and the efficiency, timeliness and quality of contract services.

        We incurred an operating loss for the year ended December 31, 2000 and may incur operating losses in the future.

        We began flight operations in February 2000, and incurred a substantial loss through the year ended December 31, 2000. Although we achieved profitability in 2001, we cannot assure you that we will be profitable in the future and our failure to do so could harm our business.

        If we fail to comply with financial covenants, some of our financing agreements may be terminated.

        Under the debt agreements related to two of our aircraft, we are required to comply with two specific financial covenants. The first requires that our tangible net worth be at least 12% of our total assets. The second requires that for each quarter, our EBITDA for the prior four quarters must be at least twice our interest expense for those four quarters. In addition, under lease agreements for six of our aircraft, we could be declared to be in default under these agreements if we fail to maintain a minimum level of tangible net worth. We cannot assure you that we will be able to comply with these covenants or provisions or that these requirements will not limit our ability to finance our future operations or capital needs. Our inability to comply with the required financial maintenance covenants or provisions could result in default under these financing agreements and would result in a cross default under our other financing agreements. In the event of any such default and our inability to obtain a waiver of the default, all amounts outstanding under the agreements could be declared to be immediately due and payable. If we did not have sufficient available cash to pay all amounts that become due and payable, we would have to seek additional debt or equity financing, which may not be available on acceptable terms, or at all. If such financing were not available, we would have to sell assets in order to obtain the funds required to make accelerated payments or risk our aircraft becoming subject to repossession, which could harm our business.

        Our lack of a marketing alliance could harm our business and competitive ability and our implementation of a frequent flyer program could adversely affect our financial results.

        Many airlines have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. Among other things, they share the use of two-letter flight designator codes to identify their flights and fares in the computerized reservation systems and permit reciprocity in their frequent flyer programs. We are not a member of any marketing alliance. Our lack of a marketing alliance could harm our business and competitive ability. We intend to implement a frequent flyer program in 2002. While this program is designed to increase customer loyalty, our financial results could be harmed if it is not managed properly.

  We may be subject to unionization, work stoppages, slowdowns or increased labor costs.

        Unlike most airlines, we have a non-union workforce. If our employees unionize, it could result in demands that may increase our operating expenses and adversely affect our profitability. Each of our different employee groups could unionize at any time and require separate collective bargaining agreements. If any group of our employees were to unionize and we were unable to reach agreement on the terms of their collective bargaining agreement or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. In addition, we may be subject to disruptions by organized labor groups protesting our non-union status. Any of these events would be disruptive to our operations and could harm our business.

        We may not be successful establishing Long Beach Municipal Airport as our West Coast base of operations.

        One of the elements of our growth strategy is to establish our West Coast base of operations at Long Beach Municipal Airport, which serves the Los Angeles area. We chose Long Beach Municipal Airport because it is an underutilized airport that serves a large metropolitan area. Long Beach Municipal Airport is another airport subject to slot restrictions, not because of federally mandated rules, but as a result of a 1995 court settlement allowing only 41 daily non-commuter departure slots at the airport. In order to establish our presence at Long Beach, we applied for, and were granted, the 27 remaining unused departure slots at Long Beach Municipal Airport in May 2001. In connection with the commencement of our operations at Long Beach, we are also making an investment, along with the City of Long Beach, to improve roadways, parking, ticket counters, gate facilities, concessions and support space. To date, our operations at Long Beach consist of only three round trip flights per day to JFK, which began in August 2001. We plan to increase the number of flights per day and add non-stop service between Long Beach and other cities. However, in the past other airlines have tried to establish a presence at Long Beach and have failed. Many of the routes we intend to serve from Long Beach, including transcontinental flights, are the same routes currently served by several major U.S. airlines from other nearby Los Angeles area airports. In order to protect these routes and avoid losing market share to us, some of these competitors may substantially lower their fares. We cannot assure you that we will successfully establish our West Coast base of operations at Long Beach and our failure to do so could harm our business.

  Our ability to use our federal net operating loss carryforwards in the future could be limited.

        As of December 31, 2001, we had federal net operating loss carryforwards of $53.8 million. Under Section 382 of the Internal Revenue Code of 1986, if a loss corporation has an "ownership change" within a designated testing period, its ability to use its federal net operating loss carryforwards is subject to certain limitations. We cannot assure you that our ability to use our federal net operating loss carryforwards will not be limited in the future.

Risks Associated with the Airline Industry

        Changes in government regulation imposing additional requirements and restrictions on our operations could increase our operating costs and result in service delays and disruptions.

        Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the DOT and the FAA have issued regulations relating to the operation of airlines that have required significant expenditures. For example, on November 19, 2001, the President signed into law the Aviation and Transportation Security Act, or the Aviation Security Act. This law federalizes substantially all aspects of civil aviation security and requires among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security under the law is primarily provided by a new $2.50 per enplanement ticket tax, with authority granted to the TSA to impose additional fees on the air carriers if necessary to cover additional federal aviation security costs. Implementation of the requirements of the Aviation Security Act will result in increased costs for our passengers and us. We are continuing to assess the impact of the implementation of this new regulation on us. However, we cannot assure you at this time that the requirements and deadlines under the Aviation Security Act will be met.

        In addition to increased costs, the security measures required to be implemented under the Aviation Security Act as well as additional security measures issued by the FAA have resulted in a longer check-in process for passengers and caused delays and disruptions in airline service, which has led to customer frustration and reduced the demand for airline travel.

        Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. We cannot assure you that these and other laws or regulations enacted in the future will not harm our business.

        The airline industry is characterized by low profit margins and high fixed costs, and we may be unable to compete effectively against other airlines with greater financial resources or lower operating costs.

        The airline industry is characterized generally by low profit margins and high fixed costs, primarily for personnel, aircraft fuel, debt service and rent. The expenses of an aircraft flight do not vary significantly with the number of passengers carried and, as a result, a relatively small change in the number of passengers or in pricing could have a disproportionate effect on an airline's operating and financial results. Accordingly, a minor shortfall in expected revenue levels could harm our business.

        In addition, the airline industry is highly competitive and is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. We currently compete with other airlines on all of our routes. Many of these airlines are larger and have significantly greater financial resources and name recognition or lower operating costs than we do, or both. Some of these competitors have chosen to add service, reduce their fares or both, in some of our markets following our entry. We may, therefore, be unable to compete effectively against other airlines that introduce service or discounted fares in the markets that we serve.

        The airline industry also faces competition from ground transportation alternatives. Video teleconferencing and other methods of electronic communication may add a new dimension of competition to the industry as business travelers seek lower-cost substitutes for air travel.

  Substantial consolidation in the airline industry could harm our business.

        In recent years, and particularly since its deregulation in 1978, the airline industry has undergone substantial consolidation, and it may undergo additional consolidation in the future. For example, in April 2001, American Airlines acquired the majority of Trans World Airlines' assets. Any consolidation or significant alliance activity within the airline industry could increase the size and resources of our competitors, which, in turn, could increase the risks of competition described above.

  Increases in fuel costs would harm our business.

        Fuel costs constitute a significant portion of our total operating expenses (14.2% for the year ended December 31, 2001). Significant increases in fuel costs would harm our financial condition and results of operations. We estimate that for the year ended December 31, 2001, a one cent increase in the price per gallon of fuel expense would have increased our fuel expenses by $551,000.

        Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. In the event of a fuel supply shortage, higher fuel prices or the curtailment of scheduled service could result. Some of our competitors may have more leverage than we do in obtaining fuel. We cannot assure you that increases in the price of fuel can be offset by higher fares. In addition, although we implemented a fuel hedging program in 2001, under which we enter into crude oil option contracts to partially protect against significant increases in fuel prices, our fuel hedging program does not protect us against ordinary course price increases and is limited in fuel volume and duration. We cannot assure you that our fuel hedging program is sufficient to protect us against increases in the price of fuel due to inadequate fuel supplies or otherwise.

        Our insurance costs have increased substantially as a result of the September 11th terrorist attacks, and further increases in insurance costs would harm our business.

        Following the September 11th terrorist attacks, aviation insurers dramatically increased airline insurance premiums and significantly reduced the maximum amount of insurance coverage available to airlines for liability to persons other than passengers for claims resulting from acts of terrorism, war or similar events to $50 million per event and in the aggregate. We previously carried $1.5 billion in coverage per event in war risk coverage. In light of this development, under the Stabilization Act, the government has provided domestic airlines with excess war risk coverage above $50 million up to $3.0 billion per event. As a result of increased premiums, we estimate that our war risk insurance premiums will be $7 million higher in 2002 than originally planned. Our hull and liability rates were also increased resulting in an additional $3 million in premiums for 2002.

        Aviation insurers could increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry. Furthermore, the excess war risk coverage provided by the government is currently scheduled to be in force until May 19, 2002. While the government may extend the deadline for when it will stop providing excess war risk coverage, we cannot assure you that any extension will occur, or if it does, how long the extension will last. It is expected that should the government stop providing excess war risk coverage to the airline industry, the premiums charged by aviation insurers for this coverage are expected to be substantially higher than the premiums currently charged by the government. Significant increases in insurance premiums would harm our financial condition and results of operations.

        Our reputation and financial results could be harmed in the event of an accident or incident involving our aircraft.

        An accident or incident involving one of our aircraft could involve repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service, and significant potential claims of injured passengers and others. We are required by the DOT to carry liability insurance. Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that we are less safe or reliable than other airlines, which would harm our business.

        Airlines are often affected by factors beyond their control, including traffic congestion at airports, weather conditions and increased security measures, any of which could harm our operating results and financial condition.

        Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which in turn affect profitability. During periods of fog, snow, rain, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Cancellations or delays due to weather conditions, traffic control problems and breaches in security could harm our operating results and financial condition.

        The airline industry tends to experience adverse financial results during general economic downturns.

        Since a substantial portion of airline travel, for both business and leisure, is discretionary, the industry tends to experience adverse financial results during general economic downturns. The airline industry has been experiencing a decline in traffic, particularly business traffic, due to slower general economic conditions. Soft economic conditions would continue to put pressure on the profitability of the industry and us. Any general reduction in airline passenger traffic may harm our business.

Risks Related to this Offering

        There has been no prior market for our common stock and our stock may experience extreme price and volume fluctuations.

        After this offering, an active trading market in our common stock might not develop or continue. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. The initial public offering price of our common stock will be determined through negotiations between the representatives of the underwriters and us and may not be representative of the price that will prevail after this offering.

        The market price of our common stock may be volatile, which could cause the value of your investment in JetBlue to decline.

        Any of the following factors could affect the market price of our common stock:

  •
  general market, political and economic conditions;
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  changes in earnings estimates and recommendations by financial analysts;
  •
  our failure to meet financial analysts' performance expectations;
  •
  changes in fuel prices;
  •
  changes in market valuations of other airlines; and
  •
  the expiration of the restricted periods on shares of our common stock that were outstanding prior to this offering.

        In addition, many of the risks described elsewhere in the "Risk Factors" section could materially and adversely affect our stock price. Prior to this offering, there has been no public market for our common stock. The stock markets have experienced price and volume volatility that has affected many companies' stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may affect the market price of our common stock.

        Other companies may have difficulty acquiring us, even if doing so would benefit our stockholders, due to provisions under our corporate charter, bylaws, option plans, stockholder rights agreement and some of our employment agreements, as well as Delaware law.

        Provisions in our amended and restated certificate of incorporation, our bylaws, our stockholder rights agreement and under Delaware law could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our amended and restated certificate of incorporation and bylaws contain the following provisions, among others, which may inhibit an acquisition of our company by a third party:

  •
  a staggered board of directors, where stockholders elect only a minority of the board each year;
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  advance notification procedures for matters to be brought before stockholder meetings;
  •
  a limitation on who may call stockholder meetings;
  •
  a prohibition on stockholder action by written consent; and
  •
  the ability of our board of directors to issue up to 25,000,000 shares of preferred stock without a stockholder vote.

        The issuance of stock under our stockholder rights agreement could delay, deter or prevent a takeover attempt that stockholders might consider in their best interests. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any "interested stockholder," meaning generally that a stockholder who beneficially owns more than 15% of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our board of directors. In addition, under United States laws and the regulations of the DOT, United States citizens must effectively control us. As a result, our president and at least two-thirds of our board of directors must be United States citizens and not more than 25% of our voting stock may be owned by non-U.S. citizens (although subject to DOT approval, the percent of foreign economic ownership may be as high as 49%). Any of these restrictions could have the effect of delaying or preventing a change in control. For a more complete discussion of these provisions of Delaware law, please see "Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws."

        Furthermore, our employment agreements with our pilots, technicians and dispatchers contain change of control provisions, which could discourage or prevent a change of control. In the event we are sold to or consolidate with another company, we must request that the successor company place these employees on a preferential hiring list. If such employees are not hired by the successor company, they will be entitled to a severance payment of up to one year's salary.

        In addition, all of our currently outstanding options under our 1999 Stock Option/Stock Issuance Plan have a special acceleration feature pursuant to which those options will vest in full in the event we are acquired. Our new 2002 Stock Incentive Plan, which will become effective upon the signing of the underwriting agreement for this offering, provides discretion to both our compensation committee and our special stock option committee to continue to grant stock options that will vest in full if we are acquired. The accelerated vesting of our employee stock options may prove to be a deterrent to a potential acquisition of us because the acquiring company may have to implement additional retention programs to assure the continued service of our employees, and the additional dilution which will result from the accelerated vesting of our outstanding employee stock options will likely reduce the amount which would otherwise be payable to our shareholders in an acquisition. For a more complete discussion of our plans, see "Management and Stock Ownership Information—Employee Benefit Plans."

        Our corporate charter and bylaws include provisions limiting voting by non-U.S. citizens.

        To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our certificate of incorporation and bylaws restrict foreign ownership of shares of our capital stock. The restrictions imposed by federal law currently require that no more than 25% of our voting stock be owned or controlled, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of the members of our board of directors be U.S. citizens. Our bylaws provide that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our bylaws further provide that no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration. See "Business—Government Regulation—Foreign Ownership" and "Description of Capital Stock—Limited Voting by Foreign Owners."

  Substantial sales of our common stock after this offering could cause our stock price to fall.

        Our outstanding shares of common stock are currently restricted from resale, but will be eligible to be sold into the market 180 days after the date of this prospectus or on such earlier date should any of our stockholders be released from the applicable lock-up agreement by Morgan Stanley or us. Sales of these shares into the market could cause the market price of our common stock to drop significantly, even if our business is doing well. Immediately following this offering, we will have outstanding 40,578,829 shares of common stock. Of these shares, the 5,500,000 shares of common stock sold in this offering will initially be freely tradable, without restriction, in the public market. After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, 35,078,829 shares of common stock will be eligible for sale in the public market at various times, subject, in some cases, to volume limitations under Rule 144 of the Securities Act of 1933, as amended. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them or the market perceives that they intend to sell them. For a more detailed description, please see "Shares Eligible for Future Sale."

        We cannot predict whether future sales of our common stock or the availability of our common stock for sale will adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

        You will suffer immediate and substantial dilution in the book value of your investment.

        The initial public offering price per share of our common stock is expected to exceed substantially the net tangible book value per share of the common stock immediately after this offering. Investors purchasing shares in this offering will suffer immediate dilution of $15.87 per share from their investment. In addition, to the extent that outstanding and future options to purchase our common stock are exercised, there will be substantial additional dilution. To the extent our employees purchase shares under our employee stock purchase plan, there will be further dilution. See "Dilution" and "Management and Stock Ownership Information—Employee Benefit Plans."

USE OF PROCEEDS

        We will receive estimated net proceeds from this offering of approximately $116.1 million, or $133.8 million if the underwriters exercise their over-allotment option in full, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and assuming an initial public offering price of $23.00 per share. We are undertaking this offering in order to access the public capital markets and to increase our liquidity and intend to use the net proceeds from this offering to fund working capital and capital expenditures, including capital expenditures related to the purchase of aircraft. However, we currently do not have a specific plan relating to the expenditure of the proceeds of this offering. Pending the use of such net proceeds, we intend to invest these funds in investment-grade, short-term interest bearing securities.

DIVIDEND POLICY

        We have not declared or paid any dividends on our common stock since our inception and do not intend to pay any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2001:

  •
  on an actual basis;
  •
  on a pro forma basis to reflect the automatic conversion of all outstanding shares of our convertible redeemable preferred stock into 30,692,262 shares of common stock upon the closing of this offering; and
  •
  on an as adjusted basis to give effect to the pro forma adjustments and the receipt of approximately $116.1 million in estimated net proceeds from the sale of 5,500,000 shares of our common stock in this offering, assuming an initial public offering price of $23.00 per share, the midpoint of the range on the cover of this prospectus.

        The number of shares of common stock to be outstanding after this offering excludes:

  •
  6,510,001 shares of common stock authorized for issuance under our stock option plans, of which 4,328,380 shares were subject to outstanding options at a weighted average exercise price of $4.38 per share as of February 28, 2002; and
  •
  1,500,000 shares of common stock authorized for issuance under our employee stock purchase plan following this offering.

        The figures below assume no exercise of outstanding options.

        You should read this table in conjunction with the "Selected Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements and the notes to those statements, which are included elsewhere in this prospectus.

	December 31, 2001
	Actual	Pro Forma	As Adjusted
	(in thousands)
Short-term debt:
Short-term borrowings	$28,781	$28,781	$28,781
Current maturities of long-term debt	54,985	54,985	54,985

Total short-term debt	83,766	83,766	83,766

Long-term debt(1)	290,665	290,665	290,665
Convertible redeemable preferred stock, $.01 par value; 40,500,000 shares authorized and 30,692,262 shares issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and as adjusted	210,441	—	—
Stockholders' equity (deficit):
Preferred stock: $0.01 par value; 25,000,000 shares authorized, and no shares issued and outstanding, as adjusted	—	—	—
Common stock: $0.01 par value; 58,300,000 shares authorized and 4,363,967 shares issued and outstanding, actual; 500,000,000 shares authorized, as adjusted; 35,056,229 shares issued and outstanding, pro forma, and 40,556,229 shares issued and outstanding, as adjusted	44	351	406
Additional paid-in capital	3,889	178,254	294,344
Retained earnings (deficit)	(33,117)	2,652	2,652
Unearned compensation	(2,983)	(2,983)	(2,983)

Total stockholders' equity (deficit)	(32,167)	178,274	294,419

Total capitalization	$552,705	$552,705	$668,850

(1)
Subsequent to December 31, 2001, we issued $104 million in floating rate equipment notes to finance the delivery of three aircraft in 2002.

DILUTION

        Our pro forma net tangible book value as of December 31, 2001, was $173.2 million, or $4.94 per share of common stock, after giving effect to the automatic conversion of all outstanding shares of convertible redeemable preferred stock into shares of common stock upon the closing of this offering. Pro forma net tangible book value per share represents the amount of total tangible assets, less total liabilities, divided by the pro forma number of shares of our outstanding common stock. After giving effect to the sale of our common stock in this offering at an assumed initial public offering price of $23.00 per share, the midpoint of the range on the cover of this prospectus, and receipt of approximately $116.1 million in estimated net proceeds from this offering, our pro forma net tangible book value as of December 31, 2001 would have been $289.3 million, or $7.13 per share, representing an immediate increase in the pro forma net tangible book value of $2.19 to existing stockholders and an immediate dilution of $15.87 per share to new investors purchasing our common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$23.00
Pro forma net tangible book value per share as of December 31, 2001	$4.94
Increase in pro forma net tangible book value per share attributable to new investors	2.19

Pro forma net tangible book value per share after this offering		7.13

Dilution per share to new investors		$15.87

        The following table summarizes, on the pro forma basis described above as of December 31, 2001, the difference between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid, by existing stockholders and by new investors, at an assumed initial public offering price of $23.00 per share before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands)
Existing stockholders	35,056,229	86.4%	$175,261	58.1%	$5.00
New investors	5,500,000	13.6	126,500	41.9	23.00

Total	40,556,229	100%	$301,761	100%	$7.44

        The tables and calculations above assume no exercise by the underwriters of their over-allotment option and no exercise of stock options outstanding on December 31, 2001. As of December 31, 2001, there were 3,797,680 shares of common stock subject to outstanding options at a weighted average exercise price of $2.99 per share.

        To the extent any of these options are exercised, there will be further dilution to new investors. If all of these outstanding options had been exercised as of December 31, 2001, our pro forma net tangible book value per share after this offering would be $6.78 and total dilution per share to new investors would be $16.22 per share.

SELECTED FINANCIAL AND OPERATING DATA

        You should read the following selected financial and operating data in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The financial data as of, and for the period from August 24, 1998 (inception) to December 31, 1998 and as of, and for the years ended, December 31, 1999, 2000 and 2001, are derived from the audited financial statements.

        "EBITDA" represents operating income (loss) plus depreciation and amortization expense. "EBITDAR" represents EBITDA plus aircraft rent expense. We are presenting EBITDA and EBITDAR because some investors use them as a supplemental financial measure of a company's ability to service its debt and as a measure of operating performance. However, EBITDA and EBITDAR are not determined using generally accepted accounting principles and, therefore, are not necessarily comparable to EBITDA and EBITDAR of other companies. Investors should not view EBITDA or EBITDAR as substitutes for net income or cash flow data prepared in accordance with generally accepted accounting principles or as measures of a company's profitability or liquidity.

	August 24, 1998 (inception) to December 31, 1998	Year Ended December 31,
		1999	2000	2001
	(in thousands, except share and per share data)
Statements of Operations Data:
Operating revenues	$—	$—	$104,618	$320,414
Operating expenses:
Salaries, wages and benefits	423	6,000	32,912	84,762
Aircraft fuel	—	4	17,634	41,666
Aircraft rent	—	324	13,027	32,927
Sales and marketing	—	887	16,978	28,305
Landing fees and other rents	16	447	11,112	27,342
Depreciation and amortization	2	111	3,995	10,417
Maintenance materials and repairs	—	38	1,052	4,705
Other operating expenses	371	6,405	29,096	63,483

Total operating expenses	812	14,216	125,806	293,607

Operating income (loss)	(812)	(14,216)	(21,188)	26,807
Airline Stabilization Act compensation (1)	—	—	—	18,706
Other income (expense)	26	685	(381)	(3,598)

Income (loss) before income taxes	(786)	(13,531)	(21,569)	41,915
Income tax expense (benefit) (2)	4	233	(239)	3,378

Net income (loss)	$(790)	$(13,764)	$(21,330)	$38,537

Earnings (loss) per common share:
Basic	$(2.81)	$(36.81)	$(26.66)	$9.88
Diluted	$(2.81)	$(36.81)	$(26.66)	$1.14
Pro forma basic (3)				$1.30
Weighted-average shares outstanding:
Basic	299,700	500,360	1,328,666	2,182,753
Diluted	299,700	500,360	1,328,666	33,743,158
Pro forma basic (3)				29,652,796
Other Financial Data:
Operating margin	—	—	(20.3)%	8.4%
Net cash provided by (used in) operating activities	$(256)	$(6,556)	$2,824	$111,279
Net cash used in investing activities	(1,147)	(67,452)	(241,130)	(289,855)
Net cash provided by financing activities	12,917	80,740	254,463	261,695
EBITDA	(810)	(14,105)	(17,193)	37,224
EBITDAR	(810)	(13,781)	(4,166)	70,151
(1)
Represents our share of compensation under the Air Transportation Safety and System Stabilization Act. See Note 12 to the financial statements for a more detailed discussion.
(2)
In 2001, our income tax expense was reduced due to the full reversal of our deferred tax asset valuation allowance. We do not expect any similar reductions in the future. See Note 7 to the financial statements for a more detailed discussion.
(3)
Unaudited pro forma basic earnings per share data for the year ended December 31, 2001 gives effect to the automatic conversion of all outstanding shares of our convertible redeemable preferred stock into common stock as if the conversion had occurred as of January 1, 2001 or the date of issuance. See Note 14 to the financial statements for a more detailed discussion.

	As of December 31,
	1998	1999	2000	2001
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,514	$18,246	$34,403	$117,522
Total assets	12,753	138,182	344,128	673,773
Total debt	—	14,577	161,910	374,431
Convertible redeemable preferred stock	12,669	133,478	163,552	210,441
Common stockholders' equity (deficit)	(473)	(18,893)	(54,153)	(32,167)

        The following terms used in this section and elsewhere in this prospectus have the meanings indicated below:

  •
  "Revenue passengers" represents the total number of paying passengers flown on all flight segments.
  •
  "Revenue passenger miles" represents the number of miles flown by revenue passengers.
  •
  "Available seat miles" represents the number of seats available for passengers multiplied by the number of miles the seats are flown.
  •
  "Load factor" represents the percentage of aircraft seating capacity that is actually utilized (revenue passenger miles divided by available seat miles).
  •
  "Breakeven load factor" is the passenger load factor that will result in operating revenues being equal to operating expenses, assuming constant revenue per passenger mile and expenses.
  •
  "Aircraft utilization" represents the average number of block hours operated per day per aircraft for the total fleet of aircraft.
  •
  "Average fare" represents the average one-way fare paid per flight segment by a revenue passenger.
  •
  "Yield per passenger mile" represents the average amount one passenger pays to fly one mile.
  •
  "Passenger revenue per available seat mile" represents passenger revenue divided by available seat miles.
  •
  "Operating revenue per available seat mile" represents operating revenues divided by available seat miles.
  •
  "Operating expense per available seat mile" represents operating expenses divided by available seat miles.
  •
  "Average stage length" represents the average number of miles flown per flight.

	Year Ended December 31,
	2000	2001
Operating Statistics (unaudited):
Revenue passengers	1,144,421	3,116,817
Revenue passenger miles (000)	1,004,496	3,281,835
Available seat miles (000)	1,371,836	4,208,267
Load factor	73.2%	78.0%
Breakeven load factor	90.6%	73.7%
Aircraft utilization (hours per day)	12.0	12.6
Average fare	$ 88.84	$ 99.62
Yield per passenger mile (cents)	10.12	9.46
Passenger revenue per available seat mile (cents)	7.41	7.38
Operating revenue per available seat mile (cents)	7.63	7.61
Operating expense per available seat mile (cents)	9.17	6.98
Departures	10,265	26,334
Average stage length (miles)	825	986
Average number of operating aircraft during period	5.8	14.7
Full-time equivalent employees at period end	1,028	2,116
Average fuel cost per gallon (cents)	96.15	75.63
Fuel gallons consumed (000)	18,340	55,095
Percent of sales through jetblue.com during period	28.7%	44.1%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        We are a low-fare, low-cost passenger airline that provides high-quality customer service primarily on point-to-point routes. We offer our customers a differentiated product, with new aircraft, low fares, leather seats, free LiveTV (a direct 24-channel satellite TV service) at every seat, pre-assigned seating, and reliable performance.

        We were incorporated on August 24, 1998. For the period from our incorporation in 1998 until the commencement of our operations in February 2000, our operating activities related primarily to the initial development of our airline, including raising capital, recruitment and training of employees, selecting and obtaining aircraft and spare engines, developing and analyzing markets, obtaining slot exemptions at New York's John F. Kennedy International Airport, or JFK, obtaining our Federal Aviation Administration, or FAA, and Department of Transportation, or DOT, certification and building our business.

        We launched our flying operations on February 11, 2000 with two aircraft providing scheduled passenger service between JFK and Fort Lauderdale, Florida and the following week began service between JFK and Buffalo, New York. Through consistent and controlled growth, as of December 31, 2001, we operated 102 flights a day with a fleet of 21 single-class Airbus A320 aircraft serving 18 cities throughout the United States.

        The following chart demonstrates our growth by quarter:

			Operating Aircraft
At Quarter Ended	Cities Served	Number of Full and Part-Time Employees
			Owned	Leased	Total
March 31, 2000	4	519	—	3	3
June 30, 2000	5	665	1	4	5
September 30, 2000	9	993	4	4	8
December 31, 2000	12	1,174	4	6	10
March 31, 2001	12	1,599	4	7	11
June 30, 2001	15	1,764	4	10	14
September 30, 2001	17	2,078	6	12	18
December 31, 2001	18	2,361	9	12	21

        We expect to continue to grow. As of December 31, 2001, we had orders to acquire 61 aircraft and options and purchase rights to acquire an additional 49 aircraft. Our growth strategy involves increasing the frequency of flights on our existing routes and entering attractive new markets.

        We derive our revenue primarily from transporting passengers on our aircraft. Passenger revenue was 97% of our operating revenues for the year ended December 31, 2001. Because all our fares are nonrefundable, revenue is recognized either when the transportation is or was scheduled to be provided. We measure capacity in terms of available seat miles, which represents the number of seats available for passengers multiplied by the number of miles the seats are flown. Yield, or the average amount one passenger pays to fly one mile, is calculated by dividing passenger revenue by revenue passenger miles.

        We strive to increase passenger revenue primarily by increasing our load factor, which is the percentage of aircraft seating capacity that is actually utilized. Based on published fares at our time of entry, our advance purchase fares are often 30-40% below those existing in markets prior to our entry, while our "walk-up" fares are generally 60-70% below major U.S. airlines' unrestricted "full coach" fares. Our low fares are designed to stimulate demand, particularly from fare-conscious leisure and business travelers who might otherwise have used alternate forms of transportation or would not have traveled at all.

        Other revenue consists primarily of mail revenue and the $25 fee charged to change a customer's reservation. Other components include pet transportation charges, excess baggage charges and revenues from the sale of liquor during flights.

        We have low operating expenses because we operate a single type of aircraft, with a single class of service and high utilization, have a highly productive workforce and use advanced technologies. The largest components of our operating expenses are salaries, wages and benefits provided to our employees, including provisions for our profit sharing plan, and aircraft fuel. Sales and marketing expenses include advertising, commissions paid to travel agents, and fees paid to credit card companies and third-party computerized reservation systems. Our distribution costs tend to be lower than those of most other airlines on a per unit basis because a relatively high percentage of our customers book through our own reservation agents and our website instead of through travel agents. Maintenance materials and repairs are expensed when incurred. Because the average age of our aircraft is about 12 months, all of our aircraft require less maintenance now than they will in the future. Our maintenance costs will increase, both on an absolute basis and as a percentage of our unit costs, as our fleet ages. Other operating expenses consist of purchased services (for instance, LiveTV and airport security), insurance, passenger refreshments, personnel expenses, communication costs, supplies and taxes other than payroll taxes.

        Our operating margin, which measures operating income as a percentage of operating revenues, improved significantly in 2001 and was higher than all but one of the major U.S. airlines for the year ended December 31, 2001, according to reports by these airlines.

        The highest levels of traffic and revenue on our routes to and from Florida are generally realized from October through April and our routes to and from the western United States in the summer. Many of our areas of operations in the Northeast experience bad weather conditions in the winter, causing increased costs associated with de-icing aircraft, cancelled flights and accommodating displaced passengers. Our Florida routes experience bad weather conditions in the summer and fall due to thunderstorms and hurricanes. As we enter new markets, we could be subject to additional seasonal variations. Given our high proportion of fixed costs, this seasonality may cause our results of operations to vary from quarter to quarter.

Recent Developments

        On September 11, 2001, terrorists hijacked four U.S. commercial aircraft and crashed two into the World Trade Center in New York City, one into the Pentagon near Washington, D.C. and one into a field in Pennsylvania, causing substantial loss of human life and extensive property damage. The FAA immediately ordered all aircraft operating in or headed to the United States to be grounded. Although flight operations were suspended, we continued to incur nearly all of our normal operating expenses (with the exception of certain direct flight expenditures such as aircraft fuel and landing fees). This grounding effectively lasted for three days and we were able to operate only a portion of our scheduled flights for several days thereafter. We returned to our pre-September 11, 2001 schedule on September 17, 2001, cancelling 294 flights during that time.

        Passenger traffic and yields declined severely once flights were permitted to resume. Since that time, we have experienced significantly lower revenue and have incurred higher costs than we had originally anticipated. According to the Air Transport Association, domestic industry capacity in the fourth quarter of 2001 decreased 14% as compared to the fourth quarter of 2000 and U.S. airlines have announced over 80,000 employee layoffs due to these industry capacity reductions. This has resulted in over 300 U.S. aircraft being grounded or removed early from service and many airlines have deferred new aircraft deliveries. However, unlike most U.S. airlines, we have not furloughed or terminated any employees, we only temporarily reduced our flight schedule and we have not cancelled or delayed the delivery of any new aircraft as a result of these events.

        On September 22, 2001, the President signed into law the Air Transportation Safety and System Stabilization Act, or the Stabilization Act. Among other things, the Stabilization Act:

  •
  provided $5 billion in payments to compensate U.S. passenger and cargo airlines for losses incurred by the airline industry from September 11, 2001 through December 31, 2001 as a result of the September 11th terrorist attacks;
  •
  subject to certain conditions and fees, authorized the issuance of up to $10 billion in federal loan guarantees to airlines for which credit is not reasonably available;
  •
  sought to ensure the continuity of air service to communities, including government subsidized essential air service to small communities;
  •
  reimbursed airlines for certain increased costs of aviation insurance;
  •
  extended the due date for payments on certain taxes by airlines;
  •
  limited the liability of airlines for this event; and
  •
  established a federal compensation fund for the victims of the September 11th terrorist attacks.

        Under the Stabilization Act, each airline is entitled to receive the lesser of (i) its direct and incremental pre-tax losses for the period of September 11, 2001 to December 31, 2001 or (ii) its available seat mile share of the $5 billion compensation ($4.5 billion for passenger airlines) available under the Stabilization Act. We received $15.9 million in compensation under the Stabilization Act in 2001. Based upon our August 2001 available seat miles compared to the current estimate of the total passenger airline available seat miles in August 2001 as projected by the DOT, we expect to receive an additional $2.8 million of compensation in 2002. The total of $18.7 million is our best estimate of the total compensation we expect to receive under the Stabilization Act and is included in other income (expense) in the accompanying Statements of Operations. This amount is subject to change as the total passenger airline available seat miles projected by the DOT may decrease, which could result in additional compensation to us. Also, the calculation of our direct and incremental losses is subject to audit by the DOT, which could reduce the compensation to be received by us if material items were excluded from our direct and incremental losses for the period September 11, 2001 to December 31, 2001. We do not expect to apply for any of the federal loan guarantees being made available to the airlines.

        Our operating expenses have increased as a result of the September 11th terrorist attacks, particularly costs associated with aviation insurance, additional government security mandates and our own voluntary security-related measures. These costs could increase if the U.S. government implements new legislation and security initiatives.

        Although our level of operations and passenger traffic have returned to near-normal levels, we expect the decreased passenger yields to continue as the industry adjusts to the lingering effects of reduced passenger demand caused by the terrorist attacks. While we reduced our flight schedule approximately 6% in October and did not increase our flight schedule at the rate originally planned during November, as of December 20, 2001, we were operating at our original, pre-September 11th forecast of 102 daily flights. Many of our competitors have reduced their capacity, including flights in our current and potential markets. Amid these changes in industry dynamics, we were able to introduce service to new markets and increase our number of flights between existing destinations. Our growth plan remains intact and we have not cancelled or deferred any aircraft delivery, nor do we plan to do so. In fact, on December 31, 2001, we ordered ten additional aircraft to be delivered during 2002 through 2005.

        We have taken several actions designed to strengthen our liquidity, including, among other things, reductions in discretionary operating expenses, deferral of nonessential capital spending and the addition of $30 million in new equity capital from our existing investors. These actions, along with the compensation from the Stabilization Act, only partially mitigated the adverse financial impact we incurred from the events of September 11, 2001.

        Our insurance for war and terrorism risk coverage was cancelled effective September 26, 2001 and then reinstated that same day at significantly higher rates. The aviation insurers also significantly reduced the maximum amount of insurance coverage available to airlines for liability to persons other than passengers for claims resulting from acts of terrorism, war or similar events to $50 million. We previously carried $1.5 billion in coverage per event in war risk coverage. In light of this development, under the Stabilization Act, the FAA has provided us and the other U.S. airlines excess war risk coverage above $50 million up to $3.0 billion. This coverage is in force until May 19, 2002. The Stabilization Act also provides for reimbursement of certain premium increases, at the option of the Secretary of Transportation. The FAA has reimbursed airlines for increased costs of war risk insurance for a period of 30 days. We received $276,000 in December 2001 as reimbursement for increased insurance costs which reduced our operating expenses. We do not expect any further insurance reimbursements under the Stabilization Act. We estimate that our overall war risk insurance premiums will be $7 million higher in 2002 than originally planned. Our hull and liability rates were also increased resulting in an additional $3 million in premiums for 2002.

        On November 19, 2001, the President signed into law the Aviation and Transportation Security Act, or the Aviation Security Act. This law federalizes substantially all aspects of civil aviation security and requires among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security under the law is primarily provided by a new $2.50 per enplanement ticket tax. Implementation of the requirements of the Aviation Security Act will result in increased costs for our passengers and us.

        Despite the actions we have taken, we are unable to determine at this time what the continuing impact of the events of September 11, 2001 will be on us. Consequently, these events could still harm our financial condition, results of operations and cash flows in the future. The extent of this harm will depend on a number of factors, including:

  •
  the adverse impact of the terrorist attacks on the U.S. economy;
  •
  the level of air travel demand and the impact on fares;
  •
  reinstatement of our competitors' reduced flight schedules;
  •
  our ability to keep our operating costs low and conserve our financial resources;
  •
  the higher costs associated with the new governmental security mandates and other increased regulation of the airline industry;
  •
  the significantly higher costs of aviation insurance coverage, and the extent that such insurance will continue to be commercially available to us;
  •
  our ability to raise financing for our future aircraft deliveries;
  •
  the extent of the compensation received by us under the Stabilization Act, taking into account any challenges to and interpretations of the regulations issued; and
  •
  the ability to retain our employees in light of current industry conditions.

        We will continue to evaluate our operations and financial position in light of the future operating environment and will take additional steps to ensure our continued success, if deemed necessary. However, given the magnitude of these unprecedented events and the possible subsequent effects, the adverse impact to our financial condition, results of operations, cash flows and prospects are difficult to predict.

Results of Operations

        Year 2001 Compared to Year 2000

        Our net income for the year 2001 increased to $38.5 million from a net loss of $21.3 million for the year 2000. We had operating income of $26.8 million and an operating margin of 8.4%. Diluted earnings per share was $1.14 for 2001, compared to a diluted loss per share of $26.66 for 2000. Results for 2001 include $18.7 million, or $.51 per share, of compensation under the Stabilization Act. In 2001, our effective income tax rate was reduced to 8.1% due to the full reversal of our deferred tax asset valuation allowance.

        Operating Revenues.    Operating revenues increased 206%, or $215.8 million, primarily due to an increase in passenger revenues. A 157% increase in departures, increased passengers and a 4.8 point increase in load factor, or $230.5 million, partially offset by a 6.5% decrease in yield, or $21.7 million, drove the increase in passenger revenue of $208.8 million for 2001. Other revenue increased 236%, or $7.0 million, primarily due to increased change fees from more passengers.

        Operating Expenses.    Operating expenses increased 133%, or $167.8 million, due to the fact that we operated for the full year and had an average of nine additional aircraft, which provided us with higher capacity. Operating capacity increased 207% to 4.21 billion available seat miles due to scheduled capacity increases, the introduction of transcontinental flights and increased aircraft utilization. Aircraft utilization for 2001 was 12.6 hours compared to 12.0 hours for 2000, a 5.0% increase.

        Operating expenses per available seat mile decreased 23.9% to 6.98 cents. In detail, operating costs per available seat mile were:

	Year Ended December 31,
			Percent Change
	2000	2001
	(in cents)
Operating expenses:
Salaries, wages and benefits	2.39	2.02	(15.3)%
Aircraft fuel	1.29	.99	(23.0)
Aircraft rent	.95	.78	(17.6)
Sales and marketing	1.24	.67	(45.7)
Landing fees and other rents	.81	.65	(19.8)
Depreciation and amortization	.29	.25	(15.0)
Maintenance materials and repairs	.08	.11	45.8
Other operating expenses	2.12	1.51	(28.9)

Total operating expenses	9.17	6.98	(23.9)%

        Salaries, wages and benefits increased 158%, or $51.9 million, due to an increase in average full-time equivalent employees of 106% and a $7.4 million provision for our profit sharing plan. Cost per available seat mile decreased 15.3% as a result of improved productivity and higher capacity. In order to remain competitive with other airlines, we increased pay rates effective October 1, 2001 for our FAA-licensed employees which increased salaries by $1.3 million during the fourth quarter.

        Aircraft fuel expense increased 136%, or $24.0 million, due to 36.8 million more gallons of aircraft fuel consumed resulting in $35.3 million of additional fuel expense offset by a 21.3% decrease in average fuel cost per gallon, or $11.3 million. Cost per available seat mile decreased 23.0% primarily due to the decrease in average fuel cost per gallon. In order to reduce our exposure to fuel cost volatility, in 2001, we implemented a fuel hedging program under which we enter into crude oil option contracts that partially protect us against significant increases in fuel prices. The impact of hedging activities was immaterial for 2001 and is recorded in other income (expense).

        Aircraft rent increased 153%, or $19.9 million, primarily due to our having six more average aircraft under operating leases in 2001 compared to 2000. Cost per available seat mile decreased 17.6% due to higher aircraft utilization and a lower percentage of the aircraft fleet being leased.

        Sales and marketing expense increased 66.7%, or $11.3 million, due to increased advertising and higher credit card fees resulting from increased passenger revenues. On a cost per available seat mile basis, sales and marketing expense decreased 45.7% due to the increase in available seat miles. We booked the majority of our reservations through a combination of our own reservation agents (48.5% in 2001) and our website (44.1% in 2001).

        Landing fees and other rents increased 146%, or $16.2 million, due to a 157% increase in departures. Cost per available seat mile decreased 19.8% due to higher capacity and an increase in average stage length.

        Depreciation and amortization increased 161%, or $6.4 million, due to three more average aircraft owned in 2001 compared to 2000 and higher levels of aircraft spare parts. Cost per available seat mile decreased 15.0% as a result of higher aircraft capacity and utilization, but is anticipated to increase in 2002 as we expect that the majority of our aircraft deliveries for 2002 will be owned and financed.

        Maintenance materials and repairs increased 347%, or $3.7 million, due to nine more average aircraft and initiation of scheduled airframe checks in 2001. The cost per available seat mile increased 45.8% due to the completion of nine airframe checks in 2001 compared to zero in 2000.

        Other operating expenses increased 118%, or $34.4 million. Higher variable costs associated with increased capacity and number of passengers served, along with the increased costs of expanding our automation systems and increased insurance and security costs as a result of the terrorist attacks, were the primary reasons for the increase. In contrast, cost per available seat mile decreased 28.9% due to higher capacity, increased average stage length and higher aircraft utilization.

        Other Income (Expense).    Interest expense increased 91%, or $6.7 million, due to the debt financing of five aircraft delivered in 2001 and increased borrowings related to predelivery deposits on aircraft resulting in $10.4 million of additional interest expense, partially offset by lower interest rates resulting in $3.7 million less interest expense. Capitalized interest increased 79%, or $3.6 million, primarily due to higher predelivery deposits on new aircraft orders. Compensation recorded under the Stabilization Act during 2001 totaled $18.7 million and is subject to change upon determination by the DOT of our share of compensation under the Stabilization Act.

  Year 2000 Compared to Year 1999

        Our net loss for the year 2000 increased to $21.3 million from $13.8 million for the year 1999. Diluted loss per share was $26.66 compared to $36.81 in 1999. We were a development stage company from our inception on August 24, 1998 until we commenced flight operations on February 11, 2000. During that time we were involved in raising capital, recruiting and training personnel, selecting and obtaining aircraft and spare engines, developing and analyzing markets, obtaining slot exemptions at JFK, and building our business. As a result, we believe year-over-year comparisons are not meaningful or a good indication of future performance, and may not be a useful way to measure our operating and financial performance, during those periods.

        Operating Revenues.    We did not have any operating revenues in 1999. Passenger revenue of $101.7 million for the year 2000 resulted from a 73.2% load factor and a yield of 10.12 cents, producing a passenger revenue per available seat mile of 7.41 cents. Other revenue of $3.0 million for 2000 consisted primarily of change fees from passengers.

        Operating Expenses.    Operating expenses increased 785%, or $112 million, due to the commencement of our flight operations in February 2000. Operating capacity for 2000 was 1.37 billion available seat miles, while aircraft utilization for 2000 was 12.0 hours.

        Salaries, wages and benefits increased 449%, or $26.9 million, due to an increase in full-time equivalent employees as a result of the addition of operating personnel.

        Aircraft fuel expense increased $17.6 million, due to the commencement of our flight operations in February 2000. Average fuel cost per gallon during 2000 was 96.15 cents per gallon. We did not hedge fuel prices using derivative instruments during 2000.

        Aircraft rent increased $12.7 million, due to operating leases on six of the ten aircraft we operated by December 31, 2000.

        Sales and marketing expense increased $16.1 million, due to increased advertising to introduce the JetBlue brand, credit card fees on passenger revenues and commissions on a small portion of our passenger revenue. We booked the majority of our reservations through our own reservation agents (63.4% in 2000) and through our website (28.7% in 2000).

        Landing fees and other rents increased $10.7 million, due to the commencement of service in February 2000.

        Depreciation and amortization increased $3.9 million, as four owned aircraft and one spare engine were delivered to us in 2000. We only owned spare parts in 1999.

        Maintenance materials and repairs increased $1.0 million, due to daily maintenance checks and consumption of expendable parts. Most component repairs during 2000 were covered by warranties.

        Other operating expenses increased $22.7 million. Variable costs associated with commencing flight operations, travel and moving expenses and increased costs of expanding our automation systems were the primary reasons for the increase.

        Other Income (Expense).    Interest expense increased $6.7 million, primarily due to the debt financing of four aircraft delivered during 2000 and higher required borrowings related to predelivery deposits on aircraft. Capitalized interest increased $3.8 million, due to higher predelivery deposits on new aircraft orders. Interest income increased $1.8 million because we had greater invested cash balances as a result of additional capital contributions.

  Quarterly Results of Operations

        The following table sets forth, for each of our last five quarters, selected data from our statement of operations as well as other financial data and operating statistics. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus.

	Three Months Ended
	December 31, 2000	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
	(unaudited)
Statements of Operations Data (dollars in thousands):
Operating revenues	$48,905	$63,850	$78,398	$82,608	$95,558
Operating expenses:
Salaries, wages and benefits	11,847	15,917	18,863	21,680	28,302
Aircraft fuel	8,631	8,532	10,530	11,896	10,708
Aircraft rent	4,683	5,610	8,127	9,310	9,880
Sales and marketing	7,160	5,691	6,408	7,460	8,746
Landing fees and other rents	4,577	5,739	6,494	7,518	7,591
Depreciation and amortization	1,748	2,130	2,281	2,725	3,281
Maintenance materials and repairs	400	694	803	1,648	1,560
Other operating expenses	10,979	11,999	13,854	16,155	21,475

Total operating expenses	50,025	56,312	67,360	78,392	91,543

Operating income (loss)	(1,120)	7,538	11,038	4,216	4,015
Airline Stabilization Act compensation	—	—	—	6,696	12,010
Other income (expense)	(946)	(789)	(377)	(840)	(1,592)

Income (loss) before income taxes	(2,066)	6,749	10,661	10,072	14,433
Income tax expense (benefit)	(357)	—	—	—	3,378

Net income (loss)	$(1,709)	$6,749	$10,661	$10,072	$11,055

Operating margin	(2.3)%	11.8%	14.1%	5.1%	4.2%
Operating Statistics:
Revenue passengers	523,246	644,419	753,937	791,551	926,910
Revenue passenger miles (000)	469,293	600,343	766,350	863,855	1,051,287
Available seat miles (000)	623,297	745,852	960,744	1,131,013	1,370,658
Load factor	75.3%	80.5%	79.8%	76.4%	76.7%
Breakeven load factor	79.4%	73.2%	70.6%	74.6%	76.2%
Aircraft utilization (hours per day)	11.8	13.2	13.2	12.8	11.8
Average fare	$90.65	$96.15	$101.01	$101.66	$99.37
Yield per passenger mile (cents)	10.11	10.32	9.94	9.29	8.76
Passenger revenue per available seat mile (cents)	7.61	8.31	7.93	7.10	6.72
Operating revenue per available seat mile (cents)	7.85	8.56	8.16	7.30	6.97
Operating expense per available seat mile (cents)	8.03	7.55	7.01	6.93	6.68
Departures	4,620	5,283	6,332	6,936	7,783
Average stage length (miles)	833	871	937	1,007	1,087
Average number of operating aircraft during period	9.2	10.5	13.1	15.9	19.4
Full-time equivalent employees at period end	1,028	1,350	1,587	1,876	2,116
Average fuel cost per gallon (cents)	103.38	86.03	83.24	79.53	60.94
Fuel gallons consumed (000)	8,348	9,917	12,649	14,958	17,571
Percent of sales through jetblue.com during period	32.6%	37.6%	39.4%	45.1%	51.3%

        We have a relatively limited operating history and although we have recently experienced significant revenue growth, this trend may not continue. We have also incurred a significant number of fixed expenses since our inception, including, as of December 31, 2001, the purchase of nine and the lease of 12 aircraft. We expect our expenses to continue to increase significantly as we acquire additional aircraft and expand the frequency of flights in existing markets and enter into new markets. Accordingly, the comparison of the financial data for the quarterly periods presented may not be meaningful and must be considered in light of our short operating history. In addition, we expect our operating results to fluctuate significantly from quarter to quarter in the future as a result of various factors, many of which are outside our control and any of which may cause our stock price to fluctuate. Consequently, we believe that quarter-to-quarter comparisons of our operating results may not necessarily be meaningful and are not a good indication of our future performance. As a result, you should not rely on our results for any one quarter as an indication of our future performance.

Liquidity and Capital Resources

        At December 31, 2001, we had cash and cash equivalents of $117.5 million, compared to $34.4 million at December 31, 2000. We rely primarily on operating cash flows to provide working capital. We presently have no lines of credit, other than a short-term borrowing facility for certain aircraft predelivery deposits. The facility allows for borrowings of up to $32.0 million prior to November 2004, with $28.8 million outstanding as of December 31, 2001.

        Cash flows from operating activities were $111.3 million in 2001 compared to $2.8 million in 2000. The increase in operating cash flows was primarily due to the growth of our business, and 2000 being our first year of operations. It also included the deferral of $8.3 million in excise tax payments until January 2002 as provided in the Stabilization Act. Net cash used in operating activities was $6.6 million in 1999. Net cash used in investing and financing activities was $28.2 million in 2001. Net cash provided by investing and financing activities was $13.3 million in 2000 and 1999.

        Investing activities.    Investing activities for the year ended December 31, 2001 consisted of the acquisition of seven Airbus A320 aircraft, predelivery deposits for ordered aircraft, security deposits for leased aircraft, facilities improvements, ground equipment purchases, spare parts purchases and the acquisition of one spare engine.

        Investing activities in 2000 consisted of the acquisition of six Airbus A320 aircraft, predelivery deposits for ordered aircraft and spare engines, security deposits for leased aircraft, facilities improvements, ground equipment purchases, spare parts purchases and the acquisition of one spare engine.

        Investing activities in 1999 consisted of predelivery deposits for ordered aircraft and spare engines, security deposits for leased aircraft and airport terminal leases, facilities improvements, ground equipment purchases, spare parts purchases and the acquisition of one spare engine.

        Financing activities.    Financing activities for the year ended December 31, 2001 consisted primarily of (i) the incurrence of $185.0 million of 10- and 12- year floating rate equipment notes secured by five aircraft and five-year floating rate equipment notes secured by two spare engines, (ii) the sale and leaseback over 18 years of two aircraft for $72.0 million, (iii) net short-term borrowings of $13.6 million and (iv) the repayment of debt of $35.3 million. All the aircraft equipment notes were issued to various European banks and the two sale and leasebacks were financed by a Japanese institution, all of whom are not affiliated with us. Our short-term borrowings are part of a floating rate facility with a group of commercial banks to finance aircraft predelivery deposits. To ensure that we had adequate liquidity following the terrorist attacks we issued 4,053,586 shares of Series B-1 and Series B-2 preferred stock in the fourth quarter of 2001 to our existing investors, including some of our directors and officers, at a purchase price of $7.387 per share and an aggregate purchase price of $29.7 million.

        Financing activities for 2000 consisted of (i) the incurrence of $137.8 million of 12-year floating rate equipment notes secured by four aircraft and five-year floating rate equipment notes secured by one spare engine, (ii) the sale and leaseback over 18 years of two aircraft for $70 million, (iii) short-term borrowings of $15.1 million and (iv) the repayment of debt of $18.6 million. All the aircraft equipment notes were issued to various European banks and the two sale and leasebacks were financed by the same Japanese institution, all of whom are not affiliated with us. We also received proceeds of $51.3 million from capital transactions. Of the proceeds from these capital transactions, $36.3 million was the remaining installment due from the investors who provided our initial funding, which included institutional investors and some of our directors and officers. The remaining $15.0 million was contributed in August 2000 by existing investors, including some of our directors and officers, who purchased 2,026,135 shares of Series B-1 preferred and Series B-2 preferred stock at a purchase price of $7.387 per share.

        Financing activities for 1999 consisted primarily of the issuance of shares of Series A-1 and Series A-2 preferred stock at a purchase price of $5.2745 per share to the investors that provided our initial financing.

        Capital Resources.    We have been able to generate sufficient funds from operations to meet our working capital requirements. We do not currently have any lines of credit and almost all of our non-current assets are encumbered. We typically finance our aircraft through either mortgage debt or lease financing. Of our 21 aircraft at December 31, 2001, 12 are financed under operating leases and 9 are financed under mortgages. As of December 31, 2001, financing had been arranged for four of the 13 aircraft deliveries in 2002. Although we believe that debt and/or lease financing should be available for our remaining aircraft deliveries, we cannot assure you that we will be able to secure financing on terms attractive to us, if at all. While these financings may or may not result in an increase in liabilities on our balance sheet, our fixed costs will increase significantly regardless of the financing method ultimately chosen. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs.

        We expect to continue generating positive working capital through our operations. However, we cannot predict whether current trends and conditions will continue, or how the effects of competition or other factors that are beyond our control, such as increased fuel prices, the fear of additional terrorist attacks or reduced demand due to delays from additional security measures, will affect us. As of December 31, 2001, we still needed to obtain financing for nine aircraft to be delivered in 2002 as our anticipated 2002 cash flows from operations are not expected to be adequate to cover the acquisition cost of these aircraft. Assuming that we obtain this financing and utilize the predelivery short-term borrowing facility available to us, we believe the working capital available to us will be sufficient to meet our cash requirements for at least the next 12 months.

        We currently have approval from the FAA and DOT to operate 40 aircraft through May 2003. Our growth plans contemplate operating considerably more than 40 aircraft. As we grow towards our 40 aircraft restriction, we will need to submit an application to the DOT for authorization to increase the size of our fleet beyond 40 aircraft.

        Commitments.    Our contractual obligations and commitments at December 31, 2001, include the following (in millions):

Long-term debt	$346
Operating leases	502
Aircraft purchase obligations	2,350
LiveTV	151
Short-term borrowings	29

Total	$3,378

        Aggregated expenditures for these commitments are approximately $647 million in 2002, $597 million in 2003, $584 million in 2004, $527 million in 2005, $286 million in 2006 and $737 million thereafter.

        All of our debt has floating interest rates. Interest rates adjust quarterly or semi-annually based on the London Interbank Offered Rate. Under the debt agreements related to two of our aircraft, we are required to comply with two specific financial covenants. The first requires that our tangible net worth be at least 12% of our total assets. The second requires that for each quarter, our EBITDA for the prior four quarters must be at least twice our interest expense for those four quarters. In addition, under lease agreements for six of our aircraft, we could be declared to be in default under these agreements if we fail to maintain a minimum level of tangible net worth. Our inability to comply with the required financial maintenance covenants or provisions could result in default under these financing agreements and would result in a cross default under our other financing agreements. At December 31, 2001, we were in compliance with the covenants of all our of debt and lease agreements.

        We have significant operating lease obligations for 12 aircraft with lease terms that range from 10 to 18 years. Four of our 12 leased aircraft have variable-rate rent payments and adjust semi-annually based on the London Interbank Offered Rate. We also lease airport terminal space and other airport facilities in each of our markets, as well as office space and other equipment. We have committed to lease one additional aircraft in 2003 under a 12 year long-term operating lease with total minimum lease payments estimated to aggregate $38 million.

        At December 31, 2001, our firm aircraft orders consisted of 61 Airbus A320 aircraft scheduled for delivery as follows: 13 each year in 2002 through 2004, 12 in 2005 and five each year in 2006 and 2007. Committed expenditures for these aircraft, including estimated amounts for contractual price escalations and predelivery deposits, will be $510 million in 2002, $510 million in 2003, $500 million in 2004, $440 million in 2005, $200 million in 2006 and $190 million in 2007. We currently meet our predelivery deposit requirements by paying cash for deposits required 24 months prior to delivery and using a short-term borrowing facility for deposits required 12 months prior to delivery. Any predelivery deposits paid by the issuance of notes are fully repaid at time of delivery of the aircraft.

        We also have options to purchase 30 additional A320 aircraft for delivery from 2004 through 2009. We have purchase rights to acquire 19 additional aircraft, which allows us to purchase these additional aircraft under the same terms as the aircraft on order. We can elect to substitute Airbus A321 aircraft or A319 aircraft for the A320 aircraft until 21 months prior to the scheduled delivery date for those aircraft not on firm order.

        We have entered into a long-term agreement with LiveTV, LLC for the rental, installation and maintenance of the equipment and for the programming for the satellite TV service on each of our aircraft. Annual expenditures under this agreement are based on the number of aircraft we have in service each month and include estimated escalation amounts. Based upon the number of aircraft currently expected to be delivered, we expect these expenditures to be $8 million in 2002, $12 million in 2003, $16 million in 2004, $20 million in 2005, $23 million in 2006, and $72 million thereafter through 2009.

        Our convertible redeemable preferred stock is redeemable at the option of the holder at any time after November 30, 2004, unless a mandatory conversion event occurs. The contemplated offering would qualify as a mandatory conversion event. Upon closing of this offering, the 30,692,262 outstanding preferred shares will be converted into an equal number of shares of common stock, and consequently, the $210.4 million of preferred stock carrying value as of December 31, 2001 is not included in the commitment totals above. The cumulative preferred dividends of $35.8 million included in the carrying value of the preferred stock are canceled at the time of the closing of this offering.

        We also have $9.4 million of restricted cash pledged under standby letters of credit related to leases which expire at the end of the related lease terms.

        Working capital.    As is customary in the airline industry, we operate with negative working capital, which was $49.9 million at December 31, 2001. This position is primarily attributable to $70.8 million related to predelivery deposits for flight equipment financed with short-term borrowings and debt and also our air traffic liability for advance ticket sales. We expect to meet our obligations as they become due through available cash and internally generated funds, supplemented as necessary by debt financings and proceeds from aircraft sale and leaseback transactions. The existence of such a deficit has not impaired and is not expected to impair our ability to meet our obligations as they become due.

New Accounting Standards

        In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 141 revises the guidance for business combinations and eliminates the pooling-of-interests method. SFAS No. 142 eliminates the amortization requirement for goodwill and certain other intangible assets and requires an annual impairment assessment. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. None of these standards, which are effective for fiscal years beginning after December 15, 2001 (SFAS Nos. 141 and 142) and for fiscal years beginning after June 30, 2002 (SFAS No. 143), are anticipated to have any impact on our financial condition or results from operations. In addition, in August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard, which is effective for fiscal years beginning after December 15, 2001, is not anticipated to have any impact on our financial condition or results of operations at the time of adoption.

Quantitative and Qualitative Disclosures About Market Risk

        The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in the price of fuel and interest rates as discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity, nor do they consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ. See Note 11 to the financial statements for accounting policies and additional information.

        Aircraft Fuel.    Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage this risk, we utilize crude oil option contracts. It is our policy to enter into derivative instruments with a maximum term of 12 months. Market risk is estimated as a hypothetical 10% increase in the December 31, 2001 cost per gallon of fuel. Based on projected 2002 fuel usage, such an increase would result in an increase to aircraft fuel expense of approximately $7 million, considering our hedging. As of February 28, 2002, we had hedged approximately 33% of our remaining 2002 fuel needs.

        Interest.    Our earnings are also affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and on interest income from cash equivalents. At December 31, 2001, 100% of our debt had floating interest rates. If interest rates average 10% more in 2002 than they did during 2001, our interest expense would increase by approximately $1.5 million. If interest rates average 10% less in 2002 than they did during 2001, our interest income from cash equivalents would decrease by approximately $.5 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt and cash equivalent balances at December 31, 2001.

Outlook for 2002

        We expect operating revenues to continue to grow as we add 13 aircraft during 2002. Capacity is expected to increase approximately 97% with a load factor comparable to 2001. Average stage length is expected to increase approximately 19% resulting in lower operating revenue per available seat mile. Unit costs are also expected to decline due to higher average stage length and lower fuel costs compared to 2001. We expect our effective income tax rate will be between 40% and 42%.

        In 2001 and 2002, we granted options to purchase 1,712,900 shares of common stock at exercise prices that were less than their deemed market values at the time of the grants. As a result of these grants, we will record compensation expense of $1.4 million per year over the next five years.

BUSINESS

Overview

        JetBlue is a low-fare, low-cost passenger airline that provides high-quality customer service primarily on point-to-point routes. We focus on serving underserved markets and large metropolitan areas that have high average fares, and we have a geographically diversified flight schedule that includes both short-haul and long-haul routes.

        We commenced service in February 2000 and established our primary base of operations at New York's John F. Kennedy International Airport, or JFK. As of February 28, 2002, we operated 108 flights per day, including 52 daily flights between JFK and Florida, 26 daily flights between JFK and upstate New York and 18 daily flights between JFK and the western United States. On August 28, 2001, we began service at our West Coast base of operations, Long Beach Municipal Airport, which serves the Los Angeles area. We have flown over five million passengers since commencing operations. We intend to maintain a disciplined growth strategy by increasing frequency on our existing routes and entering attractive new markets.

        To date, we have raised $175 million of equity capital, which has enabled us, among other things, to acquire a fleet of new, single-class Airbus A320 aircraft. We are scheduled to add to our operating fleet of 24 aircraft 59 new A320 aircraft by the end of 2007.

        We have low operating costs because we operate a single aircraft type with high utilization and have a highly productive and incentivized workforce. Our widely available low fares are designed to stimulate demand, and we have demonstrated our ability to increase passenger traffic in the markets we serve.

        We offer our customers a differentiated product, with new aircraft, low fares, leather seats, free LiveTV (a 24-channel satellite TV service with programming provided by DirecTV) at every seat, pre-assigned seating and reliable performance. Our entire fleet is equipped with Kevlar-reinforced bullet-resistant cockpit doors with multiple titanium deadbolt locks capable of being opened only from within the cockpit. We have an experienced management team and a strong company culture with a highly productive and incentivized workforce that strives to offer high-quality customer service, while at the same time operating efficiently and keeping costs low.

        The terrorist attacks on September 11, 2001 have dramatically affected the airline industry. U.S. airlines have experienced numerous difficulties in the wake of these tragic events, including but not limited to, a significant drop in demand for air travel, reduced traffic and yields, increased insurance and security costs and liquidity concerns. We, along with the rest of the industry, suffered an initial drop in demand, leading to reduced traffic and yields. Unlike many of our competitors, however, our level of operations and passenger traffic have recovered substantially to the levels we had originally anticipated before September 11, 2001, although our yields have not fully recovered. Many of our competitors have reduced their capacity, including flights in our current and potential markets. Amid these changes in industry dynamics, we intend to increase frequency on our existing routes and enter attractive new markets. Our future growth plans remain intact and we have ordered additional aircraft above and beyond our pre-September 11, 2001 plans.

        While the airline industry suffered unprecedented losses in 2001, we had net income of $38.5 million and operating income of $26.8 million on revenues of $320.4 million. Operating income excluded $18.7 million of compensation under the Stabilization Act. Due to our low fares, our yields during this period were lower than all but one of the major U.S. airlines. However, our low fares together with our high quality service offering enabled us to generate a load factor (the percentage of aircraft seating capacity actually utilized) of 78.0%, higher than that reported by any of the major U.S. airlines, which had load factors ranging from 57.6% to 76.0%, with an average of 69.7% in 2001. We also generated an operating margin of 8.4%, higher than all but one of the major U.S. airlines in 2001. In addition, we have maintained our high level of operating performance. In the fourth quarter of 2001, we completed 99.2% of our scheduled flights and our on-time performance was 89.8%, as compared to the major U.S. airlines, which had an average completion factor of 98.8% and an average on-time performance of 83.2%, according the DOT.

        The airline industry is competitive and we expect competition to continue in the future. Many of our competitors have higher maintenance costs due to the age of their fleets and significantly higher labor costs than we do because, among other things, they have a unionized workforce with unproductive work rules and more complex operations which decrease employee productivity and increase costs. We expect our maintenance costs to significantly increase as our fleet ages, and we may experience greater labor costs in the future. We also have a limited operating history. As a result of these factors and other risks described in this prospectus, we may encounter difficulties in implementing our strategy and we cannot assure you that we will succeed in achieving our goals.

Our Industry

        Major, Regional and Low-Fare Airlines.    The passenger airline industry in the United States has traditionally been dominated by the major U.S. airlines, the largest of which are American Airlines, Continental Airlines, Delta Air Lines, Northwest Airlines, Southwest Airlines, United Airlines and US Airways. The DOT defines the major U.S. airlines as those airlines with annual revenues of over $1 billion, which currently consists of 11 passenger airlines. The major U.S. airlines offer scheduled flights to most large cities within the United States and abroad and also serve numerous smaller cities. Most major U.S. airlines have adopted the "hub and spoke" route system. This system concentrates most of an airline's operations at a limited number of hub cities, serving most other destinations in the system by providing one-stop or connecting service through the hub.

        Regional airlines, such as Atlantic Coast Airlines and SkyWest Airlines, typically operate smaller aircraft on lower-volume routes than major U.S. airlines. In contrast to low-fare airlines, regional airlines generally do not try to establish an independent route system to compete with the major U.S. airlines. Rather, regional airlines typically enter into relationships with one or more major U.S. airlines under which the regional airline agrees to use its smaller aircraft to carry passengers booked and ticketed by the major U.S. airline between a hub of the major airline and a smaller outlying city.

        Low-fare airlines largely developed in the wake of deregulation of the U.S. airline industry in 1978, which permitted competition on many routes for the first time. There are only two low-fare major U.S. airlines. Southwest Airlines, the largest low-fare, major U.S. airline, pioneered the low-cost model by operating a single aircraft fleet with high utilization, being highly productive in the use of its people and assets, providing a simplified fare structure and offering only a single class of seating. This enabled Southwest to offer fares that were significantly lower than those charged by other major U.S. airlines.

        Growth of the Low-Fare Airline Industry.    During the 1980s, industry consolidation, rapid increases in multi-type aircraft fleets, increases in labor costs and development of the "hub and spoke" system caused the cost structures of the major U.S. airlines to rise substantially. Although a number of low-fare airlines were created during the 1980s, most of them eventually failed, primarily due to under-capitalization or flawed business plans. In the early 1990s, the domestic airline industry suffered substantial financial losses due to adverse economic conditions and reduced demand for air travel. The turmoil in the airline industry in the early 1990s created an opportunity for a new generation of low-fare airlines. Entrepreneurs capitalized on the availability of surplus aircraft, recently unemployed, experienced aviation professionals and airports with unused capacity.

        While Southwest remains the largest low-fare airline today, other low-fare airlines have also been able to offer substantially lower fares than the major U.S. airlines. Low-fare airlines have been able to stimulate demand by attracting fare-conscious leisure and business passengers who might otherwise have used alternative forms of transportation or not traveled at all. In addition, according to the American Express Airfare Index, business fares rose 77% from January 1996 to June 2001, leading many companies to reduce their travel budgets and institute more restrictive travel policies. As a result, low-fare airlines with an acceptable level of service and frequency have seen a migration of business travelers away from the major U.S. airlines. These trends have contributed to significant growth in the low-fare airline sector, with Southwest Airlines reporting a 97% increase in revenues between 1995 and 2000. Low-fare, low-cost airlines have also been successful in Europe, with Ireland-based Ryanair reporting revenue growth of 257% over the four years ended March 31, 2001.

        Customer Dissatisfaction with Airline Travel.    In recent years, airline passengers became increasingly dissatisfied with airline travel, and in 2000, when we introduced service, customer dissatisfaction reached an all-time high. Customer complaints to the DOT increased 21% between 1999 and 2000 alone, prompting an investigation of the airline industry by the DOT and the introduction of multiple passenger rights bills in Congress. Customer dissatisfaction has resulted from a number of factors, including;

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  Flight Delays and Cancellations. Flight delays and cancellations increased significantly over the past several years. According to the DOT, in 2000, 27.5% of all domestic flights were delayed, cancelled or diverted, affecting approximately 163 million passengers. Exacerbating this problem is the hub-and-spoke system used by most of the major U.S. airlines. 70% of all commercial airline traffic goes through 27 hub airports.

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  Overbooking of Flights. Many airlines overbook their flights, offering more seats than they have available on a given flight. As a result, they must sometimes displace passengers. In 2000, major U.S. airlines involuntarily displaced over 56,000 passengers off flights, a 22% increase from 1999, according to the DOT. In addition, more than one million passengers accepted concessions from major U.S. airlines in return for voluntarily giving up their seats.

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  Complicated Fare Structures. Most major U.S. airlines have numerous fares carrying multiple, complex restrictions in any given market. In addition, customers generally must book well in advance in order to receive the lowest fares, many of which require a non-refundable advance purchase and a Saturday night stay. As a result of these restrictive fare structures, travelers who book flights on short notice often must pay fares that are several multiples of those paid by others who booked in advance. Customers may also be required to pay large fees, generally $75 to $100 for most major U.S. airlines, in order to reschedule or cancel their flights.

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  Mishandled Baggage. According to the DOT, in 2000, over 2.7 million passengers on the major U.S. airlines had their bags lost, damaged or delayed. This represented one out of every 189 passengers.

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  Lack of Customer Care. According to the DOT, one of the most significant complaints among air travelers is a lack of customer care, including poor employee attitudes, and the refusal to provide assistance and unsatisfactory seating and food service.

        The September 11, 2001 terrorist attacks and the resulting responses from the government and airline industry have led to an improvement in most of these statistics, including a reduction in flight delays, cancellations and denied boardings. However, some of the enhanced security measures resulting from the attacks have led to increased customer dissatisfaction with airline travel as a result of longer lines at check-in counters and more thorough security screening procedures.

        The potential to stimulate demand through low fares coupled with the high level of dissatisfaction among airline customers provides an opportunity for JetBlue. We seek to provide a high-quality flying experience, emphasizing safety, security, reliability, customer service and low fares.

Our Competitive Strengths

        Our principal competitive strengths are:

        Low Operating Costs.    For the year ended December 31, 2001, our cost per available seat mile of 6.98 cents was lower than any of the major U.S. airlines, which reported an average cost per available seat mile of 10.08 cents, excluding compensation from the Stabilization Act. As adjusted for the average number of miles flown per flight, we believe our cost per available seat mile was lower than that of all but one of the major U.S. airlines, excluding compensation from the Stabilization Act. Low unit costs allow us to offer fares low enough to stimulate new demand and to attract customers away from higher-priced competitors.

        The key to our low unit costs is the high productivity of our assets and our employees. Some of the factors that contribute to our low unit costs are:

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  We operate only one type of aircraft, the technologically-advanced Airbus A320, with a single class of service. Operating a fleet of identical aircraft leads to increased cost savings as maintenance issues are simplified, spare parts inventory requirements are reduced, scheduling is more efficient and training costs are lower. Flying a single type of aircraft also allows our employees to become highly knowledgeable about the A320, thereby increasing their efficiency and productivity. A single class of service simplifies our operations, enhances productivity, increases our capacity and offers an operating cost advantage. In addition, the size of our order of A320s enabled us to reduce our aircraft acquisition costs through a volume discount. However, because the average age of our aircraft is about 12 months, our aircraft require less maintenance now than they will in the future. We also currently incur lower maintenance expenses because most of the parts on our aircraft are under multi-year warranties. Our maintenance costs will increase, both on an absolute basis and as a percentage of our operating expenses, as our fleet ages and these warranties expire.

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  We utilize our aircraft efficiently. For the year ended December 31, 2001, each of our aircraft operated an average of 12.6 hours per day, which we believe was higher than any major U.S. airline. By comparison, Southwest reports that its utilization rate was 11.1 hours per day in fiscal 2001, which is recognized as the highest among the major U.S. airlines reporting this statistic. By using our aircraft more efficiently than other airlines, we are able to spread our fixed costs over a greater number of flights and available seat miles. We achieve high aircraft utilization in several ways. New aircraft can be safely scheduled to fly more hours each day because they are more reliable and require less maintenance than older aircraft. In addition, we operate a number of "red eye" flights, which enable a portion of our fleet to be productive through the night. Our aircraft are scheduled with minimum ground time to avoid unnecessary time spent at airport gates. Quick, efficient airport turns increase the number of daily flights per aircraft. However, high aircraft utilization increases the risk that once an aircraft falls behind schedule during the day, from weather, maintenance or other operational reasons, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections.

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  Our workforce is highly productive. We take great care to hire and train employees who are enthusiastic and committed to serving our customers and we incentivize them to be highly productive. We believe that we have one of the most productive workforces in the industry. Our high level of employee productivity is created by greater fleet commonality, fewer unproductive labor work rules, a greater use of part-time employees compared to other airlines and the effective use of advanced technology. For example, most of our reservation sales agents are part-time employees who work from their homes, providing us better scheduling flexibility and allowing employees to customize their desired schedules. Our compensation packages are designed to align the interest of our employees with our stockholders. A significant number of our employees, including FAA-licensed employees, participate in our stock option plan. All employees, including part-time employees, are eligible to participate in our profit sharing plan and will be able to participate in an employee stock purchase plan after this offering.

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  We have low distribution costs. Our distribution costs are low for several reasons. Unlike the major U.S. airlines that use a combination of ticketless travel and paper tickets, we do not use any paper tickets. Ticketless travel saves paper costs, postage, employee time and back-office processing expense. In addition, we believe passengers who book ticketless travel are more likely to book directly with the airline rather than through a travel agent. Direct bookings by our customers save travel agency commissions and computer reservations systems fees. For the year 2001, 92.6% of our sales were booked directly with us either through our reservation agents or on our website. Sales on www.jetblue.com are our least expensive form of distribution and accounted for 44.1% of our sales for 2001. We believe that our percentage of website sales is slightly above that of Southwest Airlines, which also strives to lower its relative distribution costs by using a high percentage of website bookings, and well above that reported by most other major U.S. airlines.

        New All Airbus A320 Fleet.    With over $175 million of equity capital, we have been able to acquire a fleet of new aircraft. Many new entrants in the airline industry during the last 10 years began flying with a fleet of used aircraft. By using our strong capital base to acquire a fleet of new aircraft, we have set JetBlue apart from most other low-fare airlines, both new and established. We currently operate 24 Airbus A320 aircraft, all of which were delivered to us new. Each aircraft is equipped with 162 leather seats in a comfortable single class layout. The A320 has a wider cabin than the Boeing 737, a comparable type of aircraft operated by many of our competitors.

        The A320 is fuel-efficient and very reliable. We completed our first 1,100 flights without a single cancellation and completed 99.5% of our scheduled flights during the year ended December 31, 2001, a higher completion factor than that reported by the DOT for any major U.S. airline. Our on-time performance during this period was 84.5%, also higher than that reported by the DOT for any major U.S. airline. These statistics illustrate the dedication of our employees and the reliability of the A320 aircraft.

        The A320 is also a versatile aircraft. We efficiently fly the A320 in short-haul markets, such as between JFK and upstate New York and Vermont, as well as in long-haul markets, such as between JFK and California. We continually search for ways to improve our operating performance. For example, we have equipped our fleet with life rafts, life vests and high frequency radios, which enables us to avoid weather-related congestion on the East Coast by flying further out over the Atlantic Ocean between New York and Florida.

        Strong Brand.    We believe that we have made significant progress in establishing a strong brand that helps to distinguish us from our competitors by identifying us as a safe, reliable, low-fare airline that is highly focused on customer service and that provides an enjoyable flying experience. In the 2001 Zagat Airline Survey, which covered 22 U.S. airlines, we were voted the number two airline in the United States in the "overall," "comfort" and "service" categories for coach travel, behind Midwest Express. We were also voted the number two domestic airline in the Conde Nast Traveler 2001 Readers' Choice Awards out of all U.S. airlines and received the highest score of any airline in the Conde Nast Traveler 2001 Business Traveler Awards in the "coach-only" category. We believe we have also benefited from positive word-of-mouth. To further enhance our brand loyalty, we intend to implement a frequent flyer program in 2002.

        Strong Company Culture.    We have created a strong and vibrant service-oriented company culture, which is built around our five key values: safety, caring, integrity, fun and passion. The first step is hiring people who are friendly, helpful, team-oriented and customer-focused. We reinforce our culture through an extensive orientation program for new employees and by explaining to our employees the importance of customer service and the need to remain productive and keep our costs low. We communicate actively on a regular basis with all of our employees, keep them informed about events at the company and solicit feedback for ways to improve teamwork and their working environment. We also provide extensive training for our employees that emphasizes the importance of safety. Following September 11, 2001, we reinforced our commitment to our employees by not furloughing or terminating any of our employees.

        Well-Positioned in New York, the Nation's Largest Travel Market.    Our primary base of operations at New York's JFK airport provides us access to a market of approximately 21 million potential customers in the

New York metropolitan area and approximately 6 million potential customers within 15 miles of the airport. Our location at JFK allows us to provide reliable service to our customers. While LaGuardia and Newark were congested throughout the day prior to September 11, 2001, JFK generally only experiences congestion from the late afternoon to the early evening when international traffic and the domestic traffic that feeds it are heaviest. This period, from 3:00 p.m. to 7:59 p.m., is regulated by the FAA's High Density Rule, which requires a slot for every landing and takeoff. While we have 75 daily slot exemptions at JFK that allow us to fly during this congested period, we schedule almost two-thirds of our flights outside of this period.

        JFK's infrastructure and location also afford us a competitive advantage over airlines that operate through LaGuardia and Newark Airports, both of which have fewer runways, smaller facilities and greater domestic passenger traffic than JFK. JFK occupies over seven times the space of LaGuardia and over twice the space of Newark. JFK has four runways, compared with LaGuardia's two intersecting runways and Newark's three runways, permitting more flight departures and arrivals per day at JFK than at Newark or LaGuardia. Nonetheless, in 1999 there were fewer departures and arrivals at JFK than at either Newark or LaGuardia, indicating that JFK was underutilized relative to these other airports. In addition, the Port Authority of New York and New Jersey is in the process of a $10 billion JFK redevelopment project, which includes new terminals, improved roadways and construction of the AirTrain, a direct, light-rail link between JFK and the New York subway system and Long Island Rail Road. The AirTrain will allow passengers to travel from JFK to Manhattan in 45 minutes and is scheduled to be fully operational in 2003. We believe that these improvements will make JFK more appealing to passengers and lead to more domestic passenger traffic at JFK.

        Proven Management Team.    We are led by a management team with significant airline industry experience, including experience at successful low-cost, customer-focused airlines, such as Southwest Airlines. Our top four executive officers have an average of 19 years of experience in the airline industry. Our Chief Executive Officer, David Neeleman, was the president and one of the founders of Morris Air, a successful low-fare start-up airline that was acquired by Southwest Airlines in 1993. Mr. Neeleman was also instrumental in developing the Open Skies reservation system and in founding WestJet, a leading low-fare airline in Canada. David Barger, our President and Chief Operating Officer, was vice president in charge of Continental Airlines' Newark hub from 1994 to 1998, and has extensive experience managing airline operations in the New York area. He also has substantial experience working closely with the Port Authority of New York and New Jersey, which operates all three major New York airports. Our Chief Financial Officer, John Owen, was treasurer of Southwest Airlines from 1984 to 1998, where he gained extensive experience in aircraft purchase, lease and financing transactions. Thomas Kelly, our Executive Vice President and General Counsel, has worked with David Neeleman for over 17 years and served as Executive Vice President and General Counsel of both Morris Air and Open Skies.

        Advanced Technology.    As a new airline, we have made use of advanced technology in many ways. For instance, all of our pilots use laptop computers in the cockpit to calculate the weight and balance of the aircraft prior to departure and takeoff performance. These laptops also allow our pilots to access manuals in an electronic format during the flight. We believe that only a limited number of airlines in the world have this pilot laptop capability. In addition, all of our travel is ticketless and we strongly emphasize bookings through our website. We believe that the capabilities incorporated in our reservation system provide us with more timely internal management information than is often the case for other airlines. These management information systems enable us to monitor our loads, yields and sales on a daily basis, allowing us to respond rapidly to changing customer preferences and industry trends. By contrast, established airlines often struggle with the expensive and cumbersome process of integrating new technologies with outdated legacy systems. In response to the September 11, 2001 terrorist attacks, we recently commenced installation of four cabin security cameras on each of our aircraft with a live feed to the cockpit crew, and when on ground, to our central operations center at JFK.

Our Strategy

        Our goal is to establish JetBlue as a leading low-fare passenger airline by offering customers a differentiated product and high-quality customer service. We strive to offer low fares that stimulate market demand while maintaining a continuous focus on cost-containment and operating efficiencies. We intend to follow a controlled growth plan designed to take advantage of our competitive strengths. Our growth has occurred, and will continue to occur, by adding additional flights on existing routes and entering new markets often served by higher-cost, higher-fare airlines. The key elements of our strategy are:

        Stimulate Demand with Low Fares.    Our widely available low fares and superior product offering are designed to stimulate demand, particularly from fare-conscious leisure and business travelers who might otherwise have used alternative forms of transportation or would not have traveled at all. The following table shows the year-over-year change in the average number of passengers per day and average fare for each of the markets we entered prior to the fourth quarter of 2000:

	Average passengers per day each way
					Three Months Ended December 31, 2000
	Three Months Ended December 31,
			Increase in Passengers
LaGuardia, Newark and JFK to					Passengers Traveling on JetBlue to/from JFK
	1999	2000	Percentage	Number
Buffalo	584	1,020	75%	436	441
Rochester	429	664	55	235	312
Burlington	103	238	131	135	113
Ft. Lauderdale	3,248	4,180	29	932	556
Tampa	1,626	1,957	20	331	268
Orlando	3,425	3,845	12	420	258
	Average One-Way Fare Paid
	Three Months Ended December 31,
	1999	2000	2000
LaGuardia, Newark and JFK to	Overall Market		JetBlue
Buffalo	$127	$84	$63
Rochester	122	88	62
Burlington	147	78	59
Ft. Lauderdale	115	112	109
Tampa	123	113	96
Orlando	103	105	96

Source:  Department of Transportation "Survey of Origin & Destination Passengers"

        We will continue to pursue our core strategy of stimulating demand for travel by bringing low fares and new service to carefully selected markets.

        Emphasize Low Operating Costs.    We are committed to keeping unit costs low. We have achieved our low unit costs primarily by operating a single aircraft type with a single class of service, maintaining high aircraft utilization, using advanced technologies and employing a highly incentivized and productive workforce. We are focused on using technology to improve efficiency, and we believe that our ticketless reservation system, high percentage of bookings on our website and other initiatives will help us continue to reduce our costs. We plan to grow from our current fleet of 24 aircraft to 83 aircraft by the end of 2007. As we grow, we expect to benefit from economies of scale by leveraging our current infrastructure over an expanded operation.

        Offer Point-to-Point Flights to Overpriced or Underserved Large Markets.    In considering new markets, we focus on point-to-point service to large metropolitan areas with high average fares or highly-traveled markets that are underserved. In determining which markets to select, we analyze publicly available data from the DOT showing the historical number of passengers, capacity and average fares over time in all U.S. city-pair markets. Using this data, combined with our knowledge and experience about how the same or comparable markets have behaved in the past when prices increased or decreased, we forecast the level of demand in a particular market that will result from the introduction of our service and lower prices, as well as the anticipated reaction of existing airlines in that market. Consistent with these criteria, we chose New York City as our principal base of operations. Although the New York area is the nation's largest travel market, prior to our entry it lacked significant low-fare domestic service. In addition, JFK Airport offered relatively limited domestic service and was comparatively underutilized during large portions of the day. Without low fares to stimulate traffic, New York passenger traffic levels had remained stagnant while overall nationwide traffic levels grew dramatically. According to DOT statistics, from 1985 to 1999, the number of origin and destination passengers rose 77% nationally, but rose only 6% in the New York market.

        We have a geographically diversified flight schedule from JFK that includes both short-haul and long-haul markets. Providing service on a diverse set of routes allows us to select the best possible markets and adjust our schedule to accommodate seasonal fluctuations in demand in certain markets. For example, we offer increased service on our New York-Florida routes in the winter when demand is higher. This diversified and flexible approach makes us less vulnerable to competition from any single competitor. We intend to continue this flexible scheduling strategy in the future.

        Our West Coast base of operations, Long Beach Municipal Airport, shares many of the same characteristics as New York. Los Angeles is the second-largest metropolitan area in the U.S. with more than 16 million inhabitants, of which over 6 million live within 20 miles of Long Beach. Average airfares from the Los Angeles area are generally high, other than fares to markets served by Southwest Airlines, which are primarily short-haul or long-haul connecting flights. In addition, Long Beach Municipal Airport has historically been underutilized for scheduled flights. We have 27 out of Long Beach Municipal Airport's 41 daily non-commuter departure slots, leaving only 14 slots for other airlines. Of these, only nine are held by passenger airlines.

        We further intend to penetrate our key markets by increasing the number of flights per day. We believe that this is important to customers who choose airlines based on low fares and schedule. We intend to continue to emphasize point-to-point travel while also offering convenient connections to our customers where we have the opportunity to do so. An emphasis on point-to-point travel allows us to utilize both our employees and facilities more efficiently. It also enables more customers to enjoy the convenience of non-stop travel and limits connecting flight delays and lost baggage.

        Differentiate Our Product and Service.    We believe that a key to our initial and long-term success is the fact that we offer customers a better alternative for airline travel. We offer our passengers a unique flying experience by providing new aircraft, leather seats, simple and low fares, free LiveTV at every seat, pre-assigned seating and reliable performance. We place a very high emphasis on customer service, especially when weather or mechanical problems disrupt service. We strive to communicate openly and honestly with customers about delays and provide free soft drinks and snacks to delayed customers. Unlike most other airlines, we have a policy of not overbooking our flights. Based on customer feedback, we believe that passengers prefer our customer service to that of our competitors and that this preference is an important reason why they choose us over other airlines. Since September 11, 2001, we have reinforced our commitment to safety by implementing additional security measures, including reinforcing all cockpit doors with bullet-resistant Kevlar and multiple titanium deadbolt locks capable of being opened only from within the cockpit, and commencing installation of four cabin security cameras on each aircraft with a live feed to the cockpit crew, and when on the ground, to our central operations center at JFK. We have also constructed and opened new security screening check points at our JFK terminal and increased the number of skycaps outside of our terminals to reduce the time it takes to check in and generally improve our customers' overall flying experience. In February 2002, Air Transport World awarded us their 2002 Market Development Award in recognition of our convention-breaking approach to the airline business.

Routes and Schedules

        As of February 28, 2002, we provided non-stop service from JFK to 16 cities in eight states. The following table sets forth our weekday flight schedule from JFK as of February 28, 2002:

Destination	Round Trip Flights Scheduled Per Day	Service Commenced
Fort Lauderdale, Florida	10	February 2000
Buffalo, New York	5	February 2000
Tampa, Florida	3	March 2000
Orlando, Florida	5	June 2000
Ontario, California	1	July 2000
Oakland, California	2	August 2000
Rochester, New York	5	August 2000
Burlington, Vermont	2	September 2000
West Palm Beach, Florida	5	October 2000
Salt Lake City, Utah	1	November 2000
Fort Myers, Florida	3	November 2000
Seattle, Washington	1	May 2001
Syracuse, New York	3	May 2001
Denver, Colorado	1	May 2001
New Orleans, Louisiana	2	July 2001
Long Beach, California	3	August 2001

        We believe we are one of the top two carriers in number of flights flown per day between the New York metropolitan area and Fort Lauderdale, the most-traveled route in the nation as measured by the average number of passengers flown per day. In November, we initiated twice-daily non-stop service from Dulles International Airport, near Washington D.C., to Fort Lauderdale. Since February 28, 2002, we have added a fourth daily round-trip flight to Tampa and a third daily round-trip flight between Oakland from JFK. In the second quarter of 2002, we will initiate twice-daily non-stop service from Dulles International Airport near Washington, D.C. to both Long Beach and Oakland, add a fourth daily round-trip flight between JFK and Long Beach, and add our fourth round-trip flight between JFK and Oakland. We will also initiate three daily round-trip flights from JFK to San Juan, Puerto Rico on May 30, 2002.

        Our objective is to schedule a sufficient number of flights per day on each route to satisfy demand for our low-fare service. Since inception, we have flown over four million passengers and have become JFK's second-largest domestic airline measured by passenger boardings. In selecting future markets, we intend to continue to follow this strategy of providing service primarily to large underserved markets with high average fares. In addition, we will seek opportunities to offer point-to-point service between our existing markets.

High Quality Customer Service

        We devote a great deal of time and attention to hiring employees who will treat customers in a friendly and respectful manner. The importance of providing caring customer service is also emphasized in training. Low fares may bring customers to JetBlue initially, but we believe great service will keep them coming back. We believe it will also motivate them to tell others about JetBlue and thereby enhance our brand awareness and high-quality service reputation. Our policies and procedures are designed to be customer-friendly. For example:

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  all seats are pre-assigned;

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  all travel is ticketless;

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  our policy is not to overbook flights;

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  fares are low and based on one-way travel;

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  no Saturday night stay is required; and

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  change fees are only $25 per passenger, compared with amounts of $75 to $100 charged by most major U.S. airlines.

        Our focus on customers is evidenced by our fleet of all-new aircraft with roomy leather seats, each equipped with free LiveTV and comfortable leg room with 32 inches between rows of seats.

        Our customer commitment is also demonstrated by our exceptional operational performance. For the year ended December 31, 2001:

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  our completion factor of 99.5% was higher than any of the major U.S. airlines, which had an average completion factor of 97.7%, as reported by the DOT;

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  our on-time performance of 84.5% was higher than any of the major U.S. airlines, which had an average on-time performance of 77.4%, as reported by the DOT;

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  our incidence of delayed, mishandled or lost bags of 2.01 per 1,000 customers was lower than any of the major U.S. airlines, which had an average of 4.55 delayed, mishandled or lost bags per 1,000 customers, as reported by the DOT; and

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  our rate of customer complaints to the DOT per 100,000 passengers was 1.06, compared to an average of 2.11 for the major U.S. airlines, as reported by the DOT.

        Customers are responding favorably to our customer-oriented policies, friendly service and reliable operations. In the 2001 Zagat Airline Survey, which covered 22 U.S. airlines, we were voted the number two airline in the United States in the "overall," "comfort" and "service" categories for coach travel, behind Midwest Express. We were also voted the number two domestic airline in the Conde Nast Traveler 2001 Readers' Choice Awards out of all U.S. airlines and received the highest score of any airline in the Conde Nast Traveler 2001 Business Travel Awards in the "coach-only" category. In addition, we were named the best new airline by Money in October 2001. In January 2002, we were recognized as the Best Overall Airline for onboard service by Onboard Magazine. We also were awarded first prize in the Best Inflight/Onboard Service and Best Onboard Entertainment categories, and second prize in the Best Uniforms category.

Safety and Security

        We are dedicated to ensuring the safety and security of our customers and employees. We have taken numerous measures, voluntarily and as required by regulatory authorities, to increase both the safety and security of our operations in the wake of the terrorist attacks of September 11, 2001.

        Since September 11, 2001, we have voluntarily implemented security enhancements, including the following:

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  implementation of a systemwide positive bag match program;

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  reinforcement of all cockpit doors with bullet-resistant Kevlar and multiple titanium deadbolt locks capable of being opened only from within the cockpit;

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  implementation of strict in-flight cockpit access procedures, including the removal of all cockpit access keys from within the main cabin;

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  commencement of installation of four cabin security cameras on each aircraft with a live feed to the cockpit crew, and when on the ground, to our central operations center at JFK;

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  creation of a new officer position, Vice President for Security; and

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  construction and opening of new security screening check points at our JFK terminal.

        In addition to these voluntary measures, we have complied fully with all new FAA security requirements designed to enhance passenger security and will continue to abide by all future security enhancement requirements. Immediately following September 11, 2001, the FAA began to issue many new security requirements which airlines have been required to implement, including passenger and baggage screening.

        Further, under the new Aviation Security Act, numerous new responsibilities and procedures have been or will be put in place to ensure civil aviation security, including:

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  the creation of the Transportation Security Administration, or TSA, of the DOT, with responsibility for assessing transportation security threats, developing responses to such threats and acting as the primary liaison between the transportation sector and intelligence and law enforcement communities;

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  federal employees will assume the screening of all passengers and baggage;

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  new qualification standards will be set for security screening personnel;

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  criminal background checks will be conducted on all airport employees;

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  a law enforcement officer will be present at every screening check point;

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  a new security fee of $2.50 per enplanement levied on passengers;

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  all checked baggage will need to be screened;

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  additional training will be required for airline employees;

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  additional air marshals will be deployed; and

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  further steps will be taken to reinforce cockpit doors.

Marketing and Distribution

        Our primary marketing strategy is to attract new customers by widely communicating our value proposition that low fares and quality air travel need not be mutually exclusive. We market our services through advertising and promotions in newspapers, magazines, television and radio and through targeted public relations and promotional efforts. We have also relied on word-of-mouth to promote our brand.

        We generally run special promotions in coordination with the inauguration of service into new markets. Starting approximately five weeks before the launch of a new route, we undertake a major advertising campaign in the target market and local media attention frequently focuses on the introduction of our low fares.

        In order to attract customers to our website, we run promotions that provide discounts to customers who book reservations on www.jetblue.com. The percentage of our total sales booked on our website increased significantly throughout the year and averaged 44.1% for the entire year. Of our total sales, 92.6% were booked on our website or through our reservations department for the year ended December 31, 2001, which we believe is significantly higher than the average for the major U.S. airlines. Of our total sales, approximately 14% were booked by travel agents to whom we paid a commission. This distribution mix creates significant cost savings for us and enables us to continue to build loyalty with our customers through increased interaction with them. We plan to continue to increase the percentage of sales booked directly with us.

Pricing

        Our low cost structure allows us to offer simplified, everyday low fares to our customers. We offer a range of fares, including 14-day, 7-day and 3-day advance purchase fares and a "walkup" fare in each of our markets. Our fares increase as the number of days prior to travel decreases, with our highest "walkup" fare generally at approximately twice the amount of our lowest 14-day advance purchase fare. Most major U.S. airlines have numerous fares carrying multiple, complex restrictions in any given market, most of which require a non-refundable advance purchase and a Saturday night stay in order to get lower fares. In contrast, we have only six basic fares. All of our fares are one-way and never require a Saturday night stay. Our fares must be purchased at the time of reservation and are non-refundable, but any booking can be changed or cancelled prior to departure for only a $25 change fee. Based on published fares at our time of entry, our advance purchase fares are often 30%-40% below those existing in markets prior to our entry, while our "walk-up" fares are generally 60%-70% below major U.S. airlines' unrestricted "full coach" fares. Our low-fare service in the initial markets served from JFK is designed to stimulate demand and has demonstrated our ability to increase passenger traffic.

Yield Management

        Yield management is an integrated set of business processes that provides us with the ability to understand markets, anticipate customer behavior and respond quickly to opportunities. We use yield management in an effort to maximize passenger revenues by flight, by market and across the entire system while maintaining high load factors.

        The number of seats offered at each fare is established through a continual process of forecasting, optimization and competitive analysis. Generally, past booking history and seasonal trends are used to forecast anticipated demand. These historical forecasts are combined with current bookings, upcoming events, competitive pressures and other factors to establish a mix of fares that is designed to maximize revenue. We employ a yield management system with sophisticated forecasting and optimization models to rapidly perform the economic tradeoffs required to determine our prices. This ability to accurately adjust prices based on fluctuating demand patterns allows us to balance loads and capture more revenue from existing capacity.

        While our yields were lower than all but one of the major U.S. airlines due to our low fares, our load factor of 78.0% for the year ended December 31, 2001 was higher than that of any major U.S. airline even though we have a policy of not overbooking our flights. We believe effective yield management has contributed to our strong financial operating performance and is a key to our continued success.

Competition

        The airline industry is highly competitive. Airline profit levels are sensitive to adverse changes in fuel costs, average fare levels and passenger demand. Passenger demand and fare levels have historically been influenced by, among other things, the general state of the economy, international events, industry capacity and pricing actions taken by other airlines.

        The principal competitive factors in the airline industry are:

  •
  fare pricing;
  •
  customer service;
  •
  routes served;
  •
  flight schedules;
  •
  types of aircraft;

  •
  safety record and reputation;
  •
  code-sharing relationships; and
  •
  frequent flyer programs.

        We believe we compete favorably on many of these factors. Our principal competitive strengths are:

  •
  low operating costs;
  •
  new all Airbus A320 fleet;
  •
  strong brand;
  •
  strong company culture;
  •
  well-positioned in the New York metropolitan area;
  •
  proven management team; and
  •
  advanced technologies.

        Our low operating costs enable us to offer fares that are low enough to stimulate demand. Factors that contribute to our low operating costs include low distribution costs, our highly productive workforce and our new all Airbus A320 fleet. The A320's fuel-efficiency, reliability and versatility have contributed to our low operating costs and strong operating peformance. We also believe that having a new fleet of aircraft sets us apart from most other low-fare airlines. Our location at JFK also affords us a competitive advantage over airlines that operate through LaGuardia and Newark Airports, both of which have fewer runways, smaller facilities and greater domestic passenger traffic than JFK. In addition, as a new airline, we have made use of advanced technology in many ways, including ticketless travel and the use of laptop computers by our pilots in the cockpits to calculate the weight and balance of the aircraft prior to departure and takeoff performance.

        Our competitors and potential competitors include major U.S. airlines, low-fare airlines, regional airlines and new entrant airlines. Many of these airlines are larger, have significantly greater financial resources and serve more routes than we do. Some of these competitors have chosen to add service, reduce their fares or both, in some of our markets following our entry. Also, our competitors use ticketless travel, laptop computers and website bookings.

        Since deregulation of the airline industry in 1978, there has been continuing consolidation in the domestic airline industry. Further consolidation in the industry could result in a greater concentration of assets and resources among the major U.S. airlines. Another trend in the airline industry is the formation of marketing alliances. These alliances generally provide for code-sharing, frequent flyer program reciprocity, coordinated flight schedules that provide for convenient connections and other joint marketing activities. These alliances also permit an airline to market flights operated by other alliance airlines as its own. We do not participate in any marketing alliances, nor do we currently have a frequent flyer or other loyalty program. We intend to implement a frequent flyer program in 2002.

        As a result of the September 11, 2001 terrorist attacks, almost all U.S. airlines have reduced their flight schedules and furloughed employees. According to the Air Transportation Association, domestic industry capacity in the fourth quarter of 2001 decreased 14% as compared to the fourth quarter of 2000. As of mid-November, U.S. airlines had announced over 80,000 employee layoffs due to these industry capacity reductions. Since September 11, 2001, U.S. airlines have grounded or announced the grounding or the early removal from service of over 300 aircraft and several airlines have requested deferrals in new aircraft deliveries. The airline industry suffered unprecedented financial losses in 2001 and many of our competitors are increasingly focused on liquidity issues resulting from the change in the airline environment since September 11, 2001. In addition, the credit ratings of all U.S. major airlines have been downgraded since September 11th.

        As a result of these capacity reductions, several of our East Coast competitors have exited our markets. US Airways has eliminated its MetroJet operation, which was its product to compete with low-cost, low-fare airlines, such as Southwest and us. Delta Air Lines significantly reduced capacity of its Delta Express service, which is its low-fare, leisure-oriented service provider in the Northeast and Midwest to Florida. This has provided opportunities for us to introduce new service and increase our number of flights between existing destinations.

People

        We believe that one of the factors differentiating us from our competitors is the high-quality service provided to our customers by our employees, whom we refer to as crewmembers. Experience indicates that our customers return not only because we offer low fares, but also because we provide them with a more enjoyable air travel experience. JetBlue was launched with the goal of bringing humanity back to air travel. Hiring the best people and treating them as we expect our customers to be treated are essential to achieving this goal.

        Full-time equivalent employees at December 31, 2001, consisted of 252 pilots, 430 flight attendants, 636 customer service and ramp operations personnel, 87 technicians, whom others refer to as mechanics, 422 reservation agents and 289 management and other personnel. At December 31, 2001 we employed 1,700 full-time and 661 part-time employees. Our employees are not unionized.

        We enter into an individual employment agreement with each of our FAA-licensed employees, which include pilots, dispatchers and technicians. Each employment agreement is for a term of five years and automatically renews for an additional five-year term unless either the employee or we elect not to renew it by giving notice at least 90 days before the end of the initial term. Pursuant to these agreements, these employees can only be terminated for cause. In the event of a downturn in our business, we are obligated to pay these employees a guaranteed level of employment income and to continue the benefits of these employees if they do not obtain other aviation employment. In addition, in the event we are sold to or consolidate with another company, we must request that the successor company place these employees on a preferential hiring list. If such employees are not hired by the successor company, in some cases they will be entitled to a severance payment of up to one year's salary.

        We believe that we carefully select, train and maintain a highly productive workforce of caring, passionate, fun and friendly people who want to provide our customers with the best flying experience possible. Creating a great place for our people to work motivates them to treat our customers beyond their expectations. We assist our employees by offering them flexible work hours, job sharing, initial paid training, free uniforms and benefits that begin on the date they start work. We also provide extensive training for our pilots, flight attendants, technicians, customer service agents, dispatchers and reservation agents which emphasizes the importance of safety. Following September 11, 2001, we reinforced our commitment to our employees by not furloughing or terminating any of our employees.

        Part of our business plan is to reward our people by allowing them to share in our success and align personal successes with those of JetBlue. Our compensation packages include competitive salaries, wages and benefits and profit sharing and will include an employee stock purchase plan. In addition, a significant number of our employees, including FAA-licensed employees, participate in our stock option plan. We review our compensation packages on a regular basis in an effort to ensure that we remain competitive and are able to hire and retain the best people possible.

Aircraft

        As of December 31, 2001, we operated a fleet consisting of 21 Airbus A320 aircraft, each powered by two IAE International Aero Engines V2527-A5 engines as follows:

Aircraft	Seating Capacity	Owned	Operating Leased	Total	Average Age in Months
Airbus A320	162	9	12	21	12

        One of our aircraft leases expires in 2009, one in 2010, two in 2012, four in 2013, two in 2018 and two in 2019. All nine owned aircraft are subject to mortgage financing. We have taken delivery of three owned aircraft in 2002, subject to mortgage financing. We have arranged financing for two of the remaining 10 aircraft to be delivered in 2002.

        As of December 31, 2001, we had firm purchase orders with AVSA, S.A.R.L., an affiliate of Airbus Industrie, for 61 Airbus A320 aircraft and options to acquire 30 additional aircraft, which are scheduled for delivery (on a relatively even basis during each year) through 2009 as follows:

Year	Firm	Option	End of Year Cumulative Total Fleet(1)
2002	13	—	34
2003	13	—	48
2004	13	1	62
2005	12	—	74
2006	5	7	86
2007	5	7	98
2008	—	10	108
2009	—	5	113

Total	61	30

(1)
Assumes all options are exercised and includes one aircraft we have committed to lease in February 2003.

        In addition, we have purchase rights to acquire 19 additional aircraft when we exercise our options, which would allow us to purchase these additional aircraft under the same terms as the exercised options. If we exercise all of our current options and purchase rights, we would have a fleet of 132 aircraft. In conjunction with our purchase agreement, AVSA has provided financing to us for certain predelivery deposits.

Maintenance

        We have an FAA-approved maintenance program, which is administered by our technical operations department. Consistent with our core value of safety, we hire qualified maintenance personnel, provide them with comprehensive training and maintain our aircraft and associated maintenance records in accordance with FAA regulations.

        The maintenance performed on our aircraft can be divided into three general categories: line maintenance, maintenance checks and component overhaul and repair. Line maintenance consists of routine daily and weekly scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly and overnight checks and any diagnostics and routine repairs. Although the majority of our line maintenance is performed by our own technicians, in certain circumstances we subcontract our line maintenance to outside organizations.

        We contract with Air Canada, an experienced Airbus A320 operator, to perform airframe maintenance checks for us under the oversight of our personnel. Effective July 2002, we will utilize EADS Aeroframe Services, an affiliate of Airbus, to perform our checks. Maintenance checks consist of more complex inspections and servicing of the aircraft that cannot be accomplished during an overnight visit. These checks occur at least every 15 months and can range in duration from a few days to approximately a month, depending on the magnitude of the work prescribed in the particular check. Because all of our aircraft are new, our first scheduled heavy airframe structural inspection is not expected until 2004.

        Component overhaul and repair involves sending certain parts, such as engines, landing gear and avionics, to third party FAA-approved maintenance repair stations for repair or overhaul. We contract with Pratt and Whitney, one of the IAE joint venture partners who build our engines, for overhaul and repair of our engines. Because all of our aircraft are relatively new, our first heavy engine overhaul is not anticipated until 2003.

Facilities

        We lease all of our facilities at each of the airports we serve. Our leases for our terminal passenger service facilities, which include ticket counter and gate space, operations support area and baggage service offices, generally have a term ranging from less than one year to ten years, and contain provisions for periodic adjustments of lease rates. We also are responsible for maintenance, insurance and other facility-related expenses and services. We have also entered into use agreements at each of the airports we serve that provide for the non-exclusive use of runways, taxiways and other facilities. Landing fees under these agreements are based on the number of landings and weight of the aircraft.

        Our principal base of operations is Terminal 6 at JFK. Prior to November 2001, we shared the terminal with United Airlines and America West Airlines, both of whom have relocated to different terminals at JFK. We now have operational control of Terminal 6 under a one-year permit with the Port Authority of New York and New Jersey, which can be terminated at any time upon 30 days' notice. We expect to enter into a three-year lease with the Port Authority in 2002, under which the Port Authority and we intend to further upgrade the facilities, including the concessions. We have use of up to 10 of the 13 gates at Terminal 6, which will allow us to operate up to 90 round-trip flights per day through JFK. In time, we anticipate using the remaining three gates.

        In connection with the commencement of our operations at Long Beach Municipal Airport, we are making a significant investment, along with the City of Long Beach, to improve roadways, parking, ticket counters, gate facilities, concessions and support space. We believe this investment will further support our expansion into Southern California.

        Our primary corporate offices are located in Queens, New York, where we lease space under a lease that expires in 2006. Our operations staff is based primarily at JFK and our finance and scheduling departments are based in Darien, Connecticut. In addition, we lease two buildings at JFK where we store aircraft spare parts and passenger supplies. We also rent, on a month-to-month permit, a hangar at JFK to perform overnight maintenance on our aircraft. We are in discussions with the Port Authority to construct new hangar space.

        Our office in Salt Lake City, Utah contains a core team of employees who are responsible for group sales, customer service and at-home reservation agent supervision. In keeping with our commitment to innovation, the majority of our part-time reservation agents work out of their homes and are linked to our reservations system through personal computers.

Aircraft Fuel

        Fuel costs are our second-largest operating expense. We contract with a third party to provide fuel management services and negotiate with suppliers to provide fuel at the many locations we serve. The following chart summarizes our fuel consumption and costs:

	Years Ended December 31,
	2000	2001
Gallons consumed, in thousands	18,340	55,095
Total cost, in thousands	$17,634	$41,666
Average price per gallon (cents)	96.15	75.63
Percent of operating expenses	14.0%	14.2%

Total cost and average price per gallon each exclude taxes and into-plane fees.

        Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict. In 2001, we implemented a fuel hedging program under which we enter into crude oil option contracts to partially protect against significant increases in fuel prices. We cannot provide any assurance that our fuel hedging program is sufficient to protect us against significant increases in the price of fuel. Significant increases in fuel costs would have a material adverse effect on our operating results.

Government Regulation

        General.    We are subject to regulation by the DOT, the FAA and other governmental agencies. The DOT primarily regulates economic issues affecting air service such as certification and fitness, insurance, consumer protection and competitive practices. The DOT has the authority to investigate and institute proceedings to enforce its economic regulations and may assess civil penalties, revoke operating authority and seek criminal sanctions. In February 2000, we were granted by the DOT a certificate of public convenience and necessity authorizing us to engage in air transportation within the United States, its territories and possessions.

        The FAA primarily regulates flight operations, in particular matters affecting air safety, such as airworthiness requirements for aircraft and pilot, mechanic, dispatcher and flight attendant certification. The civil aviation security functions of the FAA are being transferred to the TSA under the Aviation and Transportation Security Act, or Aviation Security Act. The FAA requires each airline to obtain an operating certificate authorizing the airline to operate at specific airports using specified equipment. We have and maintain FAA certificates of airworthiness for all of our aircraft, and we have the necessary FAA authority to fly to all of the cities we currently serve. Like all U.S. certified carriers, we cannot fly to new destinations without the authorization of the FAA. The FAA has the authority to modify, suspend temporarily or revoke permanently our authority to provide air transportation or that of our licensed personnel, after notice and hearing, for failure to comply with FAA regulations. The FAA can assess civil penalties for such failures or institute proceedings for the imposition and collection of monetary fines for the violation of certain FAA regulations. The FAA can revoke our authority to provide air transportation on an emergency basis, without notice and hearing, where significant safety issues are involved. The FAA monitors our compliance with maintenance, flight operations and safety regulations, maintains onsite representatives and performs frequent spot inspections of our aircraft, employees and records.

        The FAA also has the authority to issue maintenance directives and other mandatory orders relating to, among other things, inspection of aircraft and engines, fire retardant and smoke detection devices, increased security precautions, collision and windshear avoidance systems, noise abatement and the mandatory removal and replacement of aircraft parts that have failed or may fail in the future.

        We believe that we are operating in material compliance with DOT and FAA regulations and hold all necessary operating and airworthiness authorizations and certificates. In March 2002, we successfully completed our second annual DOT financial and managerial fitness review and safety compliance and are scheduled for our third DOT fitness and safety review in April 2003. A modification, suspension or revocation of any of our DOT or FAA authorizations or certificates could materially adversely affect our business.

        Led by a new Under Secretary of Transportation, the TSA will assume all civil aviation security responsibilities from the FAA, including passenger and baggage screening, cargo security measures, airport security, assessment and distribution of intelligence and security research and development. The TSA will also have law enforcement powers and the authority to issue regulations, including in cases of national emergency, without a notice or comment period. As set out in the legislation establishing the TSA, this administration is currently in the transition process of assuming its many functions.

        Environmental.    We are subject to various federal, state and local laws relating to the protection of the environment, including the discharge or disposal of materials and chemicals and the regulation of aircraft noise, which laws are administered by numerous state and federal agencies. Prior to our governmental certification, our projected operations, particularly at JFK, were studied in an FAA environmental assessment. The assessment was conducted for the FAA as part of the issuance of our operating and airworthiness authorizations and certificates, as well as for the DOT in conjunction with the granting of our slot exemption request at JFK. The finding of the assessment was that the environmental impact of our proposed operations would be de minimis.

        The Airport Noise and Capacity Act of 1990 recognizes the right of airport operators with special noise problems to implement local noise abatement procedures as long as those procedures do not interfere unreasonably with the interstate and foreign commerce of the national air transportation system. These restrictions can include limiting nighttime operations, directing specific operational procedures during takeoff and limiting the overall number of aircraft flights at an airport. Long Beach Municipal Airport in Southern California has established an airport noise curfew prohibiting scheduled commercial operations between 10:00 p.m. and 7:00 a.m. This limitation serves to protect the local noise-sensitive communities surrounding the airport. Our scheduled flights at Long Beach Municipal Airport are in full compliance with the noise curfew limits. We do not believe this local ordinance will have a negative effect on our operations.

        Airport Access.    JFK is one of four airports in the United States subject to the High Density Rule established by the FAA in 1968. The other airports subject to this rule are LaGuardia Airport, Chicago O'Hare International Airport and Ronald Reagan Washington National Airport. This rule limits the number of scheduled flights at each of the subject airports during specified periods of time. At JFK, there is a limit on the number of scheduled flights from 3:00 p.m. to 7:59 p.m. During this period, all scheduled commercial aircraft, domestic and international, must possess an FAA-assigned slot or slot exemption in order to either arrive at or depart from JFK. Slots were created as a means of managing congestion at specified airports. A slot is an authorization to take off or land at a designated airport within a specified time period. Slot exemptions were created under the 1994 Federal Aviation Administration Authorization Act to enable qualified air carriers to fill voids in underserved markets and generate needed price competition in specific markets by obtaining access to otherwise slot-restricted airports.

        We are able to operate at JFK throughout the day, including during the restricted slot controlled period, as a result of the DOT granting our request for 75 daily slot exemptions in September 1999, under the 1994 Federal Aviation Administration Authorization Act. These slot exemptions are to be phased in over a three-year period from the commencement of our operations at a rate of no more than 25 daily slot exemptions per year. Unlike the FAA-assigned slots held by other airlines at JFK, our slot exemptions, while functioning identically to an FAA-assigned slot, may not be sold, leased, rented or pledged. However, if our slot exemptions are not used within the prescribed period of time, then, like slots held by other airlines, they may be subject to forfeiture.

        The only domestic growth that can occur at JFK during the slot period is in the form of regional jet service to small and medium, non-hub airports, which were legislatively exempt from the High Density Rule, or in the form of airlines currently using fewer than 20 slots. These airlines are eligible to receive, as we did, slot exemptions under the 1994 Federal Aviation Administration Authorization Act, as modified by the Wendell H. Ford Aviation Investment and Reform Act for the 21st Century, signed into law in April 2000. The DOT and/or Congress could take action, administratively or legislatively, that could adversely impact our ability to operate at JFK. Federal slot restrictions will be eliminated at both New York City airports, LaGuardia and JFK, on January 1, 2007.

        Long Beach Municipal Airport is also a slot-controlled airport. However, the slot regime at Long Beach Municipal Airport is not federally mandated, but rather is a result of a 1995 court settlement. Under the settlement, there are a total of 41 daily non-commuter departure slots and a single slot is required for every commercial departure. Unlike several of the airports subject to the federal High Density Rule, there are no plans to eliminate slot restrictions at the Long Beach Municipal Airport. In May 2001, we applied for, and were granted, the 27 daily departure slots then unallocated at Long Beach Municipal Airport. For each slot, we were required to provide the airport with a $10,000 security deposit and we must also pay an additional $5,000 per slot for each 90-day period after November 28, 2001, for each unused slot or those slots will be forfeited. All deposits for a given slot are refundable after six continuous months of slot utilization. Under the terms of our slot allocation from the city of Long Beach, we have until June 1, 2003 to utilize all 27 slots or each unused slot and the deposits associated with them are subject to forfeiture. Currently, we operate three daily roundtrip flights from Long Beach Municipal Airport to JFK and pay refundable security deposits on the remaining 24 unused slots. Beginning in the second quarter of 2002, we intend to commence service to Washington Dulles International Airport from Long Beach Municipal Airport. Of the 14 remaining non-commuter slots not assigned to us, nine are used for domestic passenger service to two cities and five are used by air cargo operators. Until such time as we use slots that were allocated to us, our slots remain available for other carriers to use on a temporary basis. Recently,

American Airlines indicated that it would like to obtain four additional slots at Long Beach Municipal Airport.

        Our slot exemptions at JFK and our departure slots at Long Beach offer us advantageous access to otherwise restricted facilities. At JFK, there are a finite number of slots held by incumbent airlines. If a carrier does not hold a slot, slot access to JFK can only be had through an agreement with a willing incumbent carrier holding unused slots and on terms the incumbent carrier dictates. During our formation, we found there were in fact no slots available at JFK on commercially reasonable terms. Further, while slot exemption access remains available for carriers meeting specific criteria, we believe this is not a likely way for a competitor to gain meaningful access to JFK. Consequently, through both our grant of JFK slot exemptions and our obtaining all of the unused slots at Long Beach, we have gained critical access to restricted airports centrally located in the nation's two largest metropolitan areas.

        Other than the restrictions placed on us through slots and noise curfews, we are constrained from serving some airports due to the lack of available airport infrastructure, particularly gates.

        Foreign Ownership.    Under federal law and the DOT regulations, we must be controlled by United States citizens. In this regard, our president and at least two-thirds of our board of directors must be United States citizens and not more than 25% of our voting stock may be owned by non-U.S. citizens (although subject to DOT approval, the percent of foreign economic ownership may be as high as 49%). We are currently in compliance with these ownership provisions. For a discussion of the procedures we instituted to ensure compliance with these foreign ownership rules, see "Description of Capital Stock—Limited Voting by Foreign Owners."

        Other Regulations.    All air carriers are also subject to certain provisions of the Communications Act of 1934 because of their extensive use of radio and other communication facilities, and are required to obtain an aeronautical radio license from the Federal Communications Commission, or the FCC. To the extent we are subject to FCC requirements, we will take all necessary steps to comply with those requirements.

        Our operations may become subject to additional federal requirements in the future under certain circumstances. For example, our labor relations are covered under Title II of the Railway Labor Act of 1926 and are subject to the jurisdiction of the National Mediation Board. During a period of past fuel scarcity, air carrier access to jet fuel was subject to allocation regulations promulgated by the Department of Energy. We are also subject to state and local laws and regulations at locations where we operate and the regulations of various local authorities that operate airports we serve.

        Future Regulation.    Congress, the DOT, the FAA and other governmental agencies have under consideration, and in the future may consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, our operations, ownership and profitability. We cannot predict what other matters might be considered in the future by the FAA, the DOT or Congress, nor can we judge what impact, if any, the implementation of any of these proposals or changes might have on our business.

        Civil Reserve Air Fleet.    We are a participant in the Civil Reserve Air Fleet Program which permits the United States Department of Defense to utilize our aircraft during national emergencies when the need for military airlift exceeds the capability of military aircraft. Only during the Persian Gulf War in 1990-1991 have commercial air carriers that have participated in this program been required to permit the military to use their aircraft. By participating in this program, we are eligible to bid on and be awarded peacetime airlift contracts with the military.

Legal Proceedings

        In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to the operation of our business. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT AND STOCK OWNERSHIP INFORMATION

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of February 28, 2002.

Name	Age	Position
David Neeleman	41	Chief Executive Officer and Director
David Barger	44	President, Chief Operating Officer and Director
Thomas Kelly	49	Executive Vice President, General Counsel and Secretary
John Owen	46	Executive Vice President and Chief Financial Officer
Ann Rhoades	57	Executive Vice President and Director
Holly Nelson	44	Vice President and Controller
David Checketts	46	Director
Kim Clark	53	Director
David Ferguson	46	Director
Michael Lazarus	46	Director
Neal Moszkowski	36	Director
Thomas Patterson	36	Director
Joel Peterson	54	Director
Frank Sica	50	Director

        David Neeleman is our Chief Executive Officer and a member of our board of directors. He has served in both capacities since August 1998. Mr. Neeleman was a co-founder of WestJet and from 1996 to 1999 served as a member of WestJet's board of directors. From October 1995 to October 1998, Mr. Neeleman served as the Chief Executive Officer and a member of the board of directors of Open Skies, a company that develops and implements airline reservation systems and which was acquired by the Hewlett Packard Company. From 1988 to 1994, Mr. Neeleman served as President and was a member of the board of directors of Morris Air Corporation, a low-fare airline that was acquired by Southwest Airlines. For a brief period, in connection with the acquisition, he served on the Executive Planning Committee at Southwest Airlines. From 1984 to 1988, Mr. Neeleman was an Executive Vice President of Morris Air. Mr. Neeleman attended the University of Utah.

        David Barger joined our board of directors in September 2001. Mr. Barger is our President and Chief Operating Officer and has served in this capacity since August 1998. From 1992 to 1998, Mr. Barger served in various management positions with Continental Airlines, including Vice President, Newark hub. He held various director level positions at Continental Airlines from 1988 to 1995. From 1982 to 1988, Mr. Barger served in various positions with New York Air, including Director of Stations. Mr. Barger attended the University of Michigan.

        Thomas Kelly is our Executive Vice President, General Counsel and Secretary and has served in this capacity since August 1998. From December 1995 to October 1998, Mr. Kelly served as the Executive Vice President, General Counsel and a member of the board of directors of Open Skies. From 1990 to 1994, Mr. Kelly served as the Executive Vice President and General Counsel of Morris Air Corporation and served as a member of the board of directors of Morris Air from 1991 to 1993. Mr. Kelly received his Bachelor of Arts degree in University Studies from Brigham Young University and a Juris Doctorate degree from Harvard Law School.

        John Owen is our Executive Vice President and Chief Financial Officer and has served in this capacity since January 1999. From August 1998 to December 1998, Mr. Owen served as the Vice President for Operations Planning and Analysis for Southwest Airlines. From October 1984 to August 1998, Mr. Owen served as the Treasurer for Southwest Airlines. Mr. Owen received his Bachelor of Arts degree in Economics from Southern Methodist University and a Master of Business Administration degree from The Wharton School of the University of Pennsylvania.

        Ann Rhoades joined our board of directors in September 2001. Ms. Rhoades is Executive Vice President and has served in this capacity since October 2001. From April 1999 through October 2001, Ms. Rhoades served as our Executive Vice President, People. Ms. Rhoades intends to resign from her position as Executive Vice President as of April 30, 2002, at which time we anticipate she will continue her service with us in a consulting capacity. From January 1995 to March 1999, Ms. Rhoades was the Executive Vice President, Team Services for Promus Hotel/DoubleTree Hotels Corporation. From June 1989 to January 1995, Ms. Rhoades was the Vice President, People for Southwest Airlines. Ms. Rhoades received her Bachelor of Arts degree in business administration from the College of Santa Fe and a Master of Business Administration degree from the University of New Mexico.

        Holly Nelson is our Vice President and Controller and has served in this capacity since February 2001. From 1984 to 2001, Ms. Nelson held senior financial management positions with Northwest Airlines, including Director, Corporate Accounting and Reporting from August 1992 to February 2001. Ms. Nelson is a Certified Public Accountant and received her Bachelor of Business Administration degree in comprehensive public accounting from the University of Wisconsin.

        David Checketts has been a member of our board of directors since January 2000. From 1994 to 2001, Mr. Checketts was President and Chief Executive Officer of Madison Square Garden. From March 1991 to September 1994, Mr. Checketts was the President of the New York Knicks basketball team. From September 1990 to March 1991, he was Vice President of Development for the National Basketball Association. From 1984 to 1990, Mr. Checketts was President of the Utah Jazz basketball team. Mr. Checketts currently serves on the board of directors of Spalding Holdings Corp., an athletic equipment manufacturer. Mr. Checketts received his Master of Business Administration degree from Brigham Young University.

        Dr. Kim Clark will be appointed to our board of directors following the effectiveness of the registration statement for this offering. Dr. Clark has been the Dean of the Faculty at Harvard Business School since 1995, member of Harvard faculty since 1978 and George F. Baker Professor of Administration since 1999. Dr. Clark currently serves on the board of directors of FleetBoston Financial Corporation and Handspring, Inc. Dr. Clark received his Bachelor of Arts, Master of Arts and Doctorate degrees in economics from Harvard.

        David Ferguson has been a member of our board of directors since December 1998. Mr. Ferguson has been a partner of J.P. Morgan Partners, LLC and its predecessors since September 1989. From February 1987 to May 1989, Mr. Ferguson was a member of the mergers and acquisitions group at Prudential Securities. Prior thereto, Mr. Ferguson worked in the audit department of KPMG Peat Marwick and Deloitte & Touche. Mr. Ferguson currently serves on the boards of directors of Wild Oats Market, Inc. and Guitar Center, Inc. Mr. Ferguson is a Certified Public Accountant. Mr. Ferguson received a Bachelor of Arts degree from Loyola College and a Master of Business Administration degree from The Wharton School of the University of Pennsylvania.

        Michael Lazarus has been the chairman of our board of directors since December 1998. Mr. Lazarus co-founded Weston Presidio, a private equity firm, and has served as a managing member of Weston Presidio since July 1991. From 1986 to 1991, Mr. Lazarus was a managing director of, and director of the Private Placement Department of, Montgomery Securities. Mr. Lazarus received his Bachelor of Arts degree in accounting from Grove City College.

        Neal Moszkowski has been a member of our board of directors since December 1998. Mr. Moszkowski has been a partner of Soros Private Equity Partners LLC since August 1998. From August 1993 to August 1998, Mr. Moszkowski worked for Goldman Sachs & Co., where he served as a Vice President and Executive Director of the Principal Investment Area. Mr. Moszkowski currently serves as an alternate director of Banco Hipotecario, S.A. and a director of Bluefly Inc., Integra LifeSciences Holdings Corporation and MedicaLogic/Medscape Inc. Mr. Moszkowski received a Bachelor of Arts degree from Amherst College and a Master of Business Administration degree from the Graduate School of Business at Stanford University.

        Thomas Patterson has been a member of our board of directors since December 1998. Mr. Patterson is a general partner of Weston Presidio and has served in this position since December 1999. From October 1995 to December 1999, he was a principal at Weston Presidio. Mr. Patterson received a Bachelor of Arts degree from Harvard College and a Master of Business Administration degree from Harvard Business School.

        Joel Peterson has been a member of our board of directors since June 1999. Mr. Peterson is the founding partner of Peterson Capital, Inc., a private equity and venture capital firm that he founded in 1995. From 1973 to 1991, Mr. Peterson served in several positions at Trammell Crow Company, a commercial real estate service company, including Chief Executive Officer from 1988 to 1991 and Chief Financial Officer from 1977 to 1985. Mr. Peterson serves as a director of Franklin Covey Co., an international learning and performing solutions company. Mr. Peterson received a Bachelor of Science degree from Brigham Young University in 1971 and a Master of Business Administration degree from Harvard Business School.

        Frank Sica has been a member of our board of directors since December 1998. Mr. Sica is the managing partner of Soros Private Equity Partners LLC and has served in this position since May 1998. From August 1981 to March 1998, Mr. Sica worked for Morgan Stanley Dean Witter Discover & Co. where he served as a Managing Director of the Merchant Banking Division and was responsible for Morgan Stanley Capital Partners and Morgan Stanley Venture Partners. Mr. Sica received a Bachelor of Arts degree from Wesleyan University and a Master of Business Administration degree from the Amos Tuck School of Business at Dartmouth College. Mr. Sica currently serves as a director of Banco Hipotecario, S.A., CSG Systems International, Inc., Emmis Communications Corp., Kohl's Corporation and Outboard Marine Corporation.

Stock Ownership

        Set forth below is information relating to the beneficial ownership of our common stock as of February 28, 2002, by each person known by us to beneficially own more than 5% of our outstanding shares of common stock of each class, each of our directors, our Chief Executive Officer and each of our four other highest paid executive officers, together "the Named Executive Officers," and all directors and executive officers as a group. Please see "Description of Capital Stock—Limited Voting by Foreign Owners" regarding the restrictions on voting by non-U.S. citizens of shares of our common stock.

        Each stockholder's percentage ownership in the following table is based on 35,078,829 shares of common stock outstanding as of February 28, 2002, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon the closing of this offering and treating as outstanding all options held by that stockholder and exercisable within 60 days of February 28, 2002.

        Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the address of each officer, director and 5% stockholder listed below is c/o JetBlue Airways Corporation, 80-02 Kew Gardens Road, Kew Gardens, New York 11415.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares Beneficially Owned	Prior to Offering	After this Offering
5% Stockholders:
BancBoston Ventures, Inc.(1)	2,196,774	6.3%	5.4%
J.P. Morgan New Air Investors (GC), LLC (formerly Chase New Air Investors (GC), LLC(2)	4,678,225	13.3%	11.5%
Massachusetts Mutual Life Insurance Company(3)	2,376,151	6.8%	5.9%
NMS Capital, L.P.(4)	2,332,230	6.7%	5.7%
Quantum Industrial Partners LDC(5)(6)	6,357,438	18.1%	15.7%
SFM Domestic Investments LLC(5)(6)	3,176,233	9.1%	7.8%
Weston Presidio(7)	7,128,454	20.3%	17.6%
Executive Officers and Directors:
David Neeleman(8)	3,289,920	9.4%	8.1%
David Barger(9)	494,850	1.4%	1.2%
Thomas Kelly(10)	345,362	1.0%	*
John Owen(11)	494,850	1.4%	1.2%
Ann Rhoades(12)	200,000	*	*
David Checketts(13)	246,011	*	*
David Ferguson(14)	4,703,455	13.4%	11.6%
Michael Lazarus(15)	27,230	*	*
Neal Moszkowski(16)	—	—	—
Thomas Patterson(17)	27,230	*	*
Joel Peterson(18)	237,615	*	*
Frank Sica(19)	2,298	*	*
All executive officers and directors as a group (13 persons)(20)	10,100,471	28.4%	24.6%

*
Represents ownership of less than one percent.

(1)
The address of BancBoston Ventures, Inc. is 175 Federal Street, Boston, Massachusetts 02110.

(2)
The address of J.P. Morgan New Air Investors (GC), LLC is c/o JP Morgan Partners LLC, 1221 Avenue of the Americas, New York, New York 10020. Represents amounts beneficially owned by J.P. Morgan Partners New Air Investors (CG), LLC, the managing member of which is J.P. Morgan Partners (SBIC), LLC, an indirect subsidiary of J.P. Morgan Chase & Co.

(3)
Includes (a) 1,663,306 shares of common stock held by Massachusetts Mutual Life Insurance Company, (b) 237,615 shares of common stock held by MassMutual Corporate Value Partners Limited and (c) 475,230 shares of common stock held by MassMutual High Yield Partners II, LLC. The address of Massachusetts Mutual Life Insurance Company is 1295 State Street, Springfield, Massachusetts 01111.

(4)
Includes (a) 1,895,914 shares of common stock held by NMS Capital, L.P. and (b) 436,316 shares of common stock held by BAS Capital Funding Corporation. The sole limited partner in NMS Capital, L.P. is BAS Capital Funding Corporation and the sole general partner is NMS Capital Management, LLC, which is wholly-owned by former Bank of America Corporation associates. BAS Capital Funding Corporation is wholly owned by Bank of America Corporation. Edward J. McCaffrey is the sole managing member of NMS Capital Management, LLC and is a Managing Director and the Chief Investment Officer of BAS Capital Funding Corporation and, as such, has the power to direct the disposition and/or voting of the shares held by NMS Capital, L.P. and BAS Capital Funding Corporation. Mr. McCaffrey has no direct or indirect interest in the shares held by NMS Capital, L.P. or BAS Capital Funding Corporation. Bank of America Corporation may have an indirect economic interest in certain of our shares as a limited partner in investment funds that hold our shares. Bank of America does not have any disposition or voting power over such shares, and disclaims beneficial ownership of such shares. The address of NMS Capital, L.P. is c/o Bank of America Corporation, 231 South LaSalle Street, Chicago, Illinois 60697.

(5)
The principal business address of Quantum Industrial Partners LDC ("QIP") is Kaya Flamboyan 9, Willemsted, Curacao, Netherlands Antilles. QIH Management Investor, L.P. ("QIHMI") is the managing member of QIP and QIH Management, Inc. ("QIH Management") is the sole general partner of QIHMI. QIHMI, by reason of its investment discretion over the shares owned by QIP, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial owner of the shares held for the account of QIP. George Soros, the sole owner of QIH Management has agreed to cause it to act at the direction of Soros Fund Management LLC

  ("SFM"), of which he is Chairman. Accordingly, each of SFM and Mr. Soros has the ability to direct investment decisions concerning shares held for the account of QIP, and as such each of them may also be deemed to be the beneficial owner of such shares. QIP has been deemed to be a non-U.S. citizen and may not be able to vote all of its shares. See "Description of Capital Stock—Limited Voting by Foreign Owners."

(6)
The principal business address of SFM Domestic Investments LLC ("SFMD") is 888 Seventh Avenue, 31st Floor, New York, New York 10106. George Soros is the sole managing member of SFMD and may be deemed beneficial owner of the shares held for the account of SFMD.

(7)
Includes (a) 1,782,113 shares of common stock held by Weston Presidio Capital II, L.P., (b) 5,093,127 shares of common stock held by Weston Presidio Capital III, L.P. and (c) 253,214 shares of common stock held by WPC Entrepreneur Fund, L.P. The address of Weston Presidio is Pier 1, Bay 2, San Francisco, California 94111. Weston Presidio Capital II, L.P., Weston Presidio Capital III, L.P. and the WPC Entrepreneur Fund, L.P. have been deemed to be non-U.S. citizens and may not be able to vote all of their shares. See "Description of Capital Stock—Limited Voting by Foreign Owners."

(8)
Includes 3,289,920 shares of common stock held by Neeleman Holdings L.C., 1,062,120 of which are subject to our right of repurchase, which right lapses with respect to 531,060 shares per year. Mr. Neeleman, our Chief Executive Officer and a member of our board of directors, is the managing member of Neeleman Holdings, L.C.

(9)
Includes (a) 399,900 shares of common stock, 159,960 of which are subject to our right of repurchase, which lapses with respect to 79,980 shares per year and (b) options to purchase 94,950 shares of common stock, which options are immediately exercisable pursuant to our 1999 Stock Option/Stock Issuance Plan, but are subject to a right of repurchase in favor of us with respect to 40,950 shares, which right lapses with respect to 18,990 shares per year. Mr. Barger is a member of our board of directors.

(10)
Includes (a) 250,412 shares of common stock held by Kelly Holdings L.C., of which 82,560 are subject to our right or repurchase, which right lapses with respect to 41,280 shares per year and (b) options to purchase 94,950 shares of common stock, which options are immediately exercisable pursuant to our 1999 Stock Option/Stock Issuance Plan but are subject to a right of repurchase in favor of us with respect to 40,950 shares, which right lapses with respect to 18,990 shares per year. Mr. Kelly, our Executive Vice President, General Counsel and Secretary, is the manager of Kelly Holdings L.C.

(11)
Includes (a) 399,900 shares of common stock, 159,960 of which are subject to our right of repurchase which lapses with respect to 79,980 shares per year and (b) options to purchase 94,950 shares of common stock, which options are immediately exercisable pursuant to our 1999 Stock Option/Stock Issuance Plan but are subject to a right of repurchase in favor of us with respect to 40,950 shares, which right lapses with respect to 18,990 shares per year.

(12)
Includes options to purchase 200,000 shares of common stock, which options are immediately exercisable pursuant to our 1999 Stock Option/Stock Issuance Plan but are subject to a right of repurchase in favor of us with respect to 66,667 shares, which right lapses in April 2002. Ms. Rhoades is a member of our board of directors.

(13)
Includes (a) 212,318 shares of common stock held directly by Mr. Checketts and (b) 33,693 shares of common stock held by L&C Developments, L.P. Mr. Checketts, a member of our board of directors, is a partner of L&C Developments, L.P.

(14)
Includes (a) 25,230 shares held by the 1993 Ferguson Children's Trust and (b) 4,678,225 shares held by J.P. Morgan New Air Investors (GC), LLC due to Mr. Ferguson's status as an officer of J.P. Morgan Partners (SBIC), LLC, the managing member of J.P. Morgan New Air Investors (GC), LLC, an indirect subsidiary of J.P. Morgan Chase & Co. Mr. Ferguson disclaims beneficial ownership of the shares held by J.P. Morgan New Air Investors (GC), LLC, except to the extent of his pecuniary interest therein.

(15)
Excludes all securities held by Weston Presidio Capital II, L.P., Weston Presidio Capital III, L.P. and WPC Entrepreneur Fund, L.P. Mr. Lazarus, a member of our board of directors, is a managing member of the general partner of the Weston Presidio funds. Mr. Lazarus disclaims beneficial ownership of the shares held by Weston Presidio Capital II, L.P., Weston Presidio Capital III, L.P. and WPC Entrepreneur Fund, L.P., except to the extent of his pecuniary interest therein.

(16)
Excludes all securities held by QIP and SFMD. Mr. Moszkowski, a member of our board of directors, is a partner of Soros Private Equity Partners LLC. Mr. Moszkowski disclaims beneficial ownership of the shares held by QIP and SFMD, each of which may be deemed an affiliate of Soros Private Equity Partners LLC.

(17)
Excludes all securities held by Weston Presidio Capital II, L.P., Weston Presidio Capital III, L.P. and WPC Entrepreneur Fund, L.P. Mr. Patterson, a member of our board of directors, is a member of the general partner of the Weston Presidio funds. Mr. Patterson disclaims beneficial ownership of the shares held by Weston Presidio Capital II, L.P., Weston Presidio Capital III, L.P. and WPC Entrepreneur Fund, L.P., except to the extent of his pecuniary interest therein.

(18)
Includes 189,591 shares of common stock held directly by Mr. Peterson and 48,024 shares of common stock held by Peterson Capital, LLC. Mr. Peterson is a member of Peterson Capital, LLC.

(19)
Includes 2,298 shares held by Mr. Sica's three children, all of whom are minors. Excludes all securities held by QIP and SFMD. Mr. Sica, a member of our board of directors, is the managing partner of Soros Private Equity

  Partners LLC. Mr. Sica disclaims beneficial ownership of the shares held by QIP and SFMD, each of which may be deemed an affiliate of Soros Private Equity Partners LLC.

(20)
Includes options to purchase 516,500 shares of common stock exercisable within 60 days of February 28, 2002.

        The holdings are reported in accordance with the SEC's regulations requiring disclosure of shares as to which directors and "Named Executive Officers" hold voting or dispositive power, notwithstanding that they are held in a fiduciary rather than personal capacity, and that such power is shared among a number of fiduciaries.

Classified Board of Directors

        Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes. The term of office of directors assigned to Class I will expire at the annual meeting of stockholders in 2003 and at each third succeeding year thereafter. The term of office of directors assigned to Class II will expire at the annual meeting of stockholders in 2004 and at each third succeeding annual meeting thereafter. The term of office of directors assigned to Class III will expire at the annual meeting of stockholders in 2005 and at each third succeeding annual meeting thereafter. Our board has resolved that David Ferguson, Joel Peterson and Ann Rhoades will serve as Class I directors, David Barger, David Checketts, Neal Moszkowski and Thomas Patterson will serve as Class II directors and Michael Lazarus, David Neeleman and Frank Sica will serve as Class III directors. Dr. Kim Clark's Class will be determined when he joins the board of directors following the effectiveness of the registration statement for this offering.

Committees of the Board of Directors

        Our board of directors has an audit committee, a compensation committee and a special stock option committee. The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. The audit committee also oversees the audit efforts of our independent auditors and takes those actions as it deems necessary to satisfy itself that the auditors are independent of management. The audit committee currently consists of David Ferguson (chairman), Neal Moszkowski and Joel Peterson.

        The compensation committee determines our compensation policies and forms of compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines stock-based compensation for our directors, officers, employees and consultants and administers our stock option plan, employee stock purchase plan and profit-sharing plan. The current members of the compensation committee are David Neeleman (chairman), Thomas Patterson and Neal Moszkowski. Upon completion of this offering, David Checketts will replace David Neeleman.

        The special stock option committee has separate, but concurrent jurisdiction with the compensation committee, to make discretionary stock option grants under our 2002 Stock Incentive Plan. The special stock option committee has full power and authority, subject to any limitations the compensation committee may impose from time to time, to make discretionary option grants under the 2002 Plan to eligible individuals other than officers and non-employee board members that are subject to Section 16(b) of the Securities Exchange Act of 1934 as it deems appropriate and to determine the number of shares of our common stock subject to each grant, the exercise or vesting schedule in effect for such grant and the maximum term for which each such option is to remain outstanding. David Neeleman is the sole member of the special stock option committee.

Compensation of Executive Officers and Other Information

        The following table shows the cash compensation paid or to be paid by us, as well as certain other compensation paid or accrued, during the fiscal year ended December 31, 2001 to our Chief Executive Officer and each of the four other Named Executive Officers, in all capacities in which they served.

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Salary	Bonus	Other Annual Compensation	All Other Compensation
David Neeleman	$200,000	$100,000	$—	$5,280(1)
Chief Executive Officer
David Barger	$200,000	$100,000	$—	$5,280(2)
President and Chief Operating Officer
Thomas Kelly	$200,000	$100,000	—	$5,370(3)
Executive Vice President, General Counsel and Secretary
John Owen	$200,000	$100,000	$—	$5,370(4)
Executive Vice President and Chief Financial Officer
Ann Rhoades	$252,500	—	$57,887(5)	$5,152(6)
Executive Vice President

(1)
Consists of $5,100 matching contributions made by us pursuant to our 401(k) plan and payment of $180 of life insurance premiums.
(2)
Consists of $5,100 matching contributions made by us pursuant to our 401(k) plan and payment of $180 of life insurance premiums.
(3)
Consists of $5,100 matching contributions made by us pursuant to our 401(k) plan and payment of $270 of life insurance premiums.
(4)
Consists of $5,100 matching contributions made by us pursuant to our 401(k) plan and payment of $270 of life insurance premiums.
(5)
Reimbursement of rent for Ms. Rhoades' apartment located in Queens, New York.
(6)
Consists of $5,100 matching contributions made by us pursuant to our 401(k) plan and payment of $52 of life insurance premiums.

        There were no restricted shares issued to the Named Executive Officers during the year ended December 31, 2001. However, the following restricted shares were held by our Named Executive Officers as of the close of that year. Neeleman Holdings, L.C., of which Mr. Neeleman is the managing member, held 1,062,120 unvested shares of common stock with an aggregate value of $24,428,760, Mr. Barger held 159,960 unvested shares of common stock with an aggregate value of $3,679,080, Mr. Owen held 159,960 unvested shares of common stock with an aggregate value of $3,679,080, and Kelly Holdings L.C., of which Mr. Kelly is the manager, held 82,560 unvested shares of common stock with an aggregate value of $1,898,880. The value of these unvested shares held as of December 31, 2001, is calculated based on a value of $23.00 per share of our common stock, which is the midpoint of the range listed on the cover of this prospectus.

Stock Option Grants

        None of our Named Executive Officers were granted stock options in fiscal year 2001.

        We have granted incentive stock options to our employees, including our FAA-licensed employees, as follows:

Year	Shares Underlying Options	Weighted Average Exercise Price	Range of Exercise Prices
1999	1,434,280	$1.10	$1.10
2000	1,272,500	2.07	$1.10-$2.95
2001	1,593,000	5.15	$3.55-$5.75
2002 (through March 31)	570,900	13.50	$13.50

Stock Option Exercises and Holdings

        None of our Named Executive Officers exercised any options in fiscal year 2001.

        The value of unexercised in-the-money options at December 31, 2001, is calculated based on a value of $23.00 per share of our common stock, which is the midpoint of the range listed on the cover of this prospectus, less the per share exercise price multiplied by the number of shares issued upon exercise of the options.

	Number of Securities Underlying Unexercised Options at Fiscal Year End(1)		Value of Unexercised In-the-Money Options at Fiscal Year End
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
David Neeleman	—	—	—	—
David Barger	90,000	—	$1,971,000	—
Thomas Kelly	90,000	—	1,971,000	—
John Owen	90,000	—	1,971,000	—
Ann Rhoades	200,000	—	4,380,000	—

(1)
All unexercised options are exercisable immediately, but the shares underlying such options are subject to a right of repurchase in favor of us, which rights lapses in a series of annual installments measured from the vesting commencement date. The number of shares subject to such repurchase right as of December 31, 2001 is as follows: 36,000 shares each for Messrs. Barger and Kelly, 54,000 shares for Mr. Owen and 66,667 shares for Ms. Rhoades.

Employee Benefit Plans

  2002 Stock Incentive Plan

        Our 2002 Stock Incentive Plan is intended to serve as the successor equity incentive program to our 1999 Stock Option/Stock Issuance Plan. Our 2002 plan was adopted by our board of directors and approved by the stockholders in February 2002. Our 2002 plan will become effective on the date the underwriting agreement for this offering is signed. At that time, all outstanding options under the predecessor 1999 plan will be transferred to our 2002 plan, and no further option grants will be made under that predecessor plan. The transferred options will continue to be governed by their existing terms, unless our compensation committee elects to extend one or more features of our 2002 plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of our 2002 plan.

        6,629,968 shares of our common stock have initially been reserved for issuance under our 2002 plan. Such share reserve consists of the number of shares that will be carried over from our 1999 plan, including the shares subject to outstanding options thereunder. The number of shares of common stock reserved for issuance under our 2002 plan will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2003, by an amount equal to 4% of the total number of shares of our common stock outstanding on the last trading day in December of the preceding calendar year, but in no event will any such annual increase exceed 3,600,000 shares. In addition, no participant in our 2002 plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 1,000,000 shares of our common stock per calendar year.

        Our 2002 plan is divided into five separate components:

  •
  the discretionary option grant program, under which eligible individuals in our employ or service may be granted options to purchase shares of common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date;
  •
  the stock issuance program, under which such individuals may be issued shares of common stock directly, through the purchase of such shares at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the attainment of performance milestones or the completion of a specified period of service;
  •
  the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants;
  •
  the automatic option grant program, under which option grants will automatically be made at periodic intervals to our non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date; and
  •
  the director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of the annual retainer fee otherwise payable to them in cash each year to the acquisition of special below-market option grants.

The individuals eligible to participate in our 2002 plan include our officers and other employees, our non-employee board members and any consultants we engage.

        Discretionary Option Grant and Stock Issuance Programs.    The discretionary option grant program and the stock issuance program will be administered by the compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, and the terms and conditions of each award including, without limitation, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding, provided that no option term may exceed ten years measured from the date of grant.

        Vesting of any option grant or stock issuance is contingent on continued service with us. Upon the cessation of an optionee's service, any unvested options granted under the discretionary option grant program will terminate and will be forfeited. Any vested, but unexercised options (i) will terminate immediately if the optionee is terminated for misconduct, or (ii) if the cessation of service is other than for misconduct, will remain exercisable for such period of time as determined by the compensation committee at the time of grant and set forth in the documents evidencing the option. The compensation committee has the discretion, however, at any time while the option remains outstanding to (i) extend the period of time that the option may be exercisable following the cessation of an optionee's service (but not beyond the term of the option) and (ii) permit the optionee to exercise following a cessation of service options that were not vested at the time of the cessation of service.

        If a participant's service with us ceases while shares issued under the stock issuance program remain unvested, or if any performance objectives are not met, then those shares will be surrendered immediately to us, and cancelled. If any consideration was paid by the participant for such shares, we will repay the participant the lower of (i) the cash consideration paid for the surrendered shares, or (ii) the fair market value of the surrendered shares at the time of cancellation. The compensation committee has the discretion, however, to waive any surrender and cancellation that otherwise would occur upon the cessation of the participant's service or the non-attainment of the applicable performance objectives. This will result in the immediate vesting of those shares to which the waiver applies. Such a waiver may occur at any time before or after the cessation of the participant's service, or the attainment or non-attainment of the applicable performance objectives. The compensation committee has similar discretion with respect to outstanding share rights awards.

        The exercise price for the shares of the common stock subject to option grants made under our 2002 plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase.

        The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including options transferred from the 1999 plan, in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

        Stock appreciation rights are authorized for issuance under the discretionary option grant program. Such rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the fair market value of the vested shares of common stock subject to the surrendered option, less the aggregate exercise price payable for those shares. Such appreciation distribution may be made in cash or in shares of common stock. None of the outstanding options under our 1999 plan contain any stock appreciation rights.

        In the event that we are acquired by a merger, a sale by our shareholders of more than 50% of our outstanding voting stock or a sale of all or substantially all of our assets, each outstanding option under the discretionary option grant program which (i) will not to be assumed by the successor corporation or otherwise continued in effect, (ii) will not be replaced with a cash incentive program of a successor corporation of the type described in the 2002 plan, or (iii) will not otherwise be precluded based on other limitations imposed at the time such option was granted, will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent (i) our repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continue in effect, or (ii) accelerated vesting otherwise is precluded by other limitations imposed at the time of grant. However, the compensation committee will have complete discretion to structure any or all of the options under the discretionary option grant program so those options will immediately vest in the event we are acquired, whether or not those options are assumed by the successor corporation or otherwise continued in effect. Alternatively, the compensation committee may condition such accelerated vesting upon the subsequent termination of the optionee's service with us or the acquiring entity. The vesting of outstanding shares or share rights under the stock issuance program may also be accelerated upon similar terms and conditions.

        The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will vest in connection with a hostile takeover, whether accomplished through a tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections for board membership. Such accelerated vesting may occur either at the time of such hostile takeover or upon the subsequent termination of the individual's service. The vesting of outstanding shares or share rights under the stock issuance program may also be accelerated upon similar terms and conditions.

        All of the options and unvested shares currently outstanding under our 1999 plan will immediately vest in the event we are acquired by a merger or a sale of substantially all our assets or more than 50% of our outstanding voting stock.

        We intend that any compensation deemed paid by us in connection with the exercise of options granted under the discretionary option grant program for the disposition of the shares purchased under those options will be regarded as "performance-based," within the meaning of Section 162(m) of the Internal Revenue Code and that such compensation will not be subject to the annual $1 million limitation on the deductibility of compensation paid to covered executive officers which otherwise would be imposed pursuant to Section 162(m).

        Salary Investment Option Grant Program.    The compensation committee will have the exclusive authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is activated for one or more calendar years. In the event the compensation committee elects to activate the salary investment option grant program for one or more calendar years, each of our executive officers and other highly compensated employees selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. Each selected individual who files such a timely election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount by which the optionee's salary is reduced under the program. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect, contingent on continued service with us. If a participant ceases service with us for any reason, any vested, but unexercised option will be exercisable until the earlier of (i) the expiration of the ten year option term, or (ii) three years measured from the date of cessation of service.

        Automatic Option Grant Program.    Under the automatic option grant program, each individual who is serving as a non-employee board member on the date the underwriting agreement for this offering is signed will be granted an option for 16,000 shares of our common stock, and each individual who first becomes a non-employee board member at any time after the signing of the underwriting agreement will also receive an automatic option grant for 16,000 shares on the date such individual joins the board, provided such individual has not been in our prior employ. In addition, on the date of each annual stockholders meeting held after the completion of this offering, each non-employee board member who is to continue to serve as a non-employee board member will automatically be granted an option to purchase 4,000 shares of our common stock, provided such individual has served on our board for at least six months.

        The automatic grants made on the date the underwriting agreement for this offering is signed will have an exercise price per share equal to the price per share at which our common stock will be sold to the public pursuant to the underwriting agreement. Each subsequent automatic option grant will have an exercise price per share equal to the closing selling price per share of our common stock on the grant date. Each automatic grant will have a term of 10 years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the lower of the exercise price paid per share and the fair market value of the shares at the time of repurchase, any shares purchased under the option which are not vested at the time of the optionee's cessation of board service. The shares subject to each initial 16,000-share automatic option grant will vest in a series of 4 successive annual installments upon the optionee's completion of each year of board service over the 4-year period measured from the grant date. The shares subject to each annual 4,000-share automatic option grant will vest upon the optionee's completion of one year of board service measured from the grant date. Any vested, but unexercised option will be exercisable for a period of twelve months following the cessation of the optionee's board service. However, the shares subject to each automatic option grant will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a board member.

        Director Fee Option Grant Program.    Should the director fee option grant program be activated in the future, each non-employee board member will have the opportunity to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the fee election is to be in effect, contingent on continued board service. If an optionee ceases board service for any reason, any vested, but unexercised option will be exercisable until the earlier of (i) the expiration of the ten year option term, or (ii) three years measured from the date board service ceased. However, any unvested option will become immediately exercisable for all the option shares upon the optionee's death or disability while serving as a board member.

        Our 2002 plan will also have the following features:

  •
  Outstanding options under the salary investment, automatic option and director fee option grant programs will immediately vest if we are acquired by a merger, a sale by our shareholders of more than 50% of our outstanding voting stock or a sale of substantially all our assets, or if more than 50% of our outstanding voting stock is acquired through a hostile tender offer or a change in the majority of our board occurs as a result of one or more contested elections.
  •
  Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.
  •
  The board may amend or modify the 2002 plan at any time, subject to any required stockholder approval, or participant consent. The 2002 plan will terminate no later than December 31, 2011.

  Employee Stock Purchase Plan

        Our Employee Stock Purchase Plan was adopted by the board and approved by the stockholders in February 2002. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code, and is designed to allow our eligible employees and the eligible employees of our participating affiliates to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. However, an employee who would own 5% or more of the total combined voting power or value of all classes of our common stock is not eligible to participate in the plan.

        1,500,000 shares of our common stock will initially be reserved for issuance. The reserve will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2003, by an amount equal to 3% of the total number of shares of our common stock outstanding on the last trading day in December in the prior calendar year. In no event will any such annual increase exceed 2,700,000 shares.

        The plan will have a series of successive overlapping offering periods, with a new offering period beginning on the first business day of May and November each year. Each offering period will have a duration of 24 months, unless otherwise determined by the compensation committee. However, the initial offering period may have a duration in excess of 24 months and will start on the date the underwriting agreement for this offering is signed and will end on the last business day in April 2004. The subsequent offering periods will start on the first business day of May and November of each year, with the first subsequent offering period commencing on the first business day in November 2002.

        All employees may join an offering period on the start date of that period. However, employees may participate in only one offering period at a time.

        A participant may contribute up to 10% of his or her total earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled or, if lower, 85% of the fair market value per share on the semi-annual purchase date. The initial purchase date will occur on the last business day of October 2002. Semi-annual purchase dates after the initial purchase date will occur on the last business day of April and October each year. However, a participant may not purchase more than 1,000 shares on any purchase date, and not more than 400,000 shares may be purchased in total by all participants on any purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period. No participant may purchase shares under the employee stock purchase plan at a rate in excess of $25,000 worth of our common stock valued based on the fair market value per share on the date or dates the right to purchase such shares was granted for each year his or her purchase rights are at any time outstanding.

        If the fair market value per share of our common stock on any semi-annual purchase date within a particular offering period is less than the fair market value per share on the start date of that offering period, then the participants in that offering period will automatically be transferred and enrolled in the new two-year offering period which will begin on the next business day following such purchase date.

        Should we be acquired by merger or sale of substantially all of our assets or more than 50% of our outstanding voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price in effect for each participant will be equal to 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

        The following provisions will also be in effect under the plan:

  •
  The plan will terminate no later than the last business day of April 2012.
  •
  The board may at any time amend, suspend or discontinue the plan. However, certain amendments may require stockholder approval.

Director Compensation

        Members of our board of directors do not receive compensation for their service on our board of directors or any committee of our board, but are reimbursed for their out-of-pocket expenses. Also, members of our board of directors and their immediate families are entitled to travel without charge on our flights as is typical in the airline industry. The total value of such air travel in 2001 did not exceed $2,000 per director. Upon the signing of the underwriting agreement for this offering, each of our continuing non-employee board members will receive an option to purchase 16,000 shares of our common stock pursuant to the automatic option grant program under the 2002 Stock Incentive Plan. The options will have an exercise price per share equal to the price per share at which our common stock will be sold to the public pursuant to the underwriting agreement, and will have a term of 10 years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the lower of the exercise price paid per share and the fair market value of the shares at the time of repurchase, any shares purchased under the option that are not vested at the time of the director's cessation of board service. The shares will vest in a series of four successive annual installments upon the director's completion of each year of board service over the four-year period measured from the grant date. Any new non-employee director who has not been in our prior employ will receive an initial option to purchase 16,000 shares of our common stock on the date such individual joins the board. In addition, on the date of each annual stockholders meeting held after the completion of this offering, each non-employee board member who is to continue to serve as a non-employee board member will automatically be granted an option to purchase 4,000 shares of our common stock, provided such individual has served on our board for at least six months. The shares subject to each annual 4,000 share automatic option grant will vest upon the optionee's completion of one year of board service measured from the grant date. See "Management and Stock Ownership Information—Employee Benefit Plans—2002 Stock Incentive Plan."

Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of our board of directors or compensation committee.

Employment Arrangements, Termination of Employment Arrangements and Change in Control Arrangements

        In October 1998, we entered into an employment agreement with David Barger, our President, Chief Operating Officer and a member of our board of directors. The employment agreement terminates on the earlier of December 1, 2003 or upon the triggering of the termination provisions in the agreement; provided, however, that unless we otherwise notify Mr. Barger, the term of the employment agreement is automatically extended by successive one-year terms. Under the agreement, Mr. Barger is entitled to an annual salary of $200,000, subject to periodic review by our board of directors. Mr. Barger also received an initial signing bonus of $65,000. In addition, Mr. Barger is entitled to an annual minimum guaranteed bonus of $75,000 subject to increase based on the achievement of performance based milestones. If Mr. Barger is terminated without cause, then he will be entitled to his then existing base salary and bonus for the entire period remaining on the term of his employment agreement. Mr. Barger is subject to (i) a confidentiality covenant of unlimited duration, (ii) a covenant not to solicit any employee to leave our employ during the term of the agreement and for one year thereafter, and (iii) a covenant not to compete with us during the term of the agreement. We also sold and issued to Mr. Barger 399,900 shares of our common stock at a purchase price of $0.0865 per share under a Restricted Stock Purchase Agreement in September 1998. We have a right to repurchase any of these shares that are unvested at the time Mr. Barger's employment is terminated at the original purchase price. Mr. Barger used slightly over half of his signing bonus to pay for these shares. The shares vest and our right of repurchase lapses in a series of five successive equal annual installments upon Mr. Barger's completion of each year of service with JetBlue over the five-year period measured from September 18, 1998. Upon the consummation of a merger, change in control or a sale of substantially all of our assets or if Mr. Barger is terminated without cause, then all of his unvested shares and options will immediately vest in full.

        In November 1998, we entered into an employment agreement with David Neeleman, our Chief Executive Officer and a member of our board of directors. The employment agreement terminates on the earlier of December 1, 2003 or upon the triggering of the termination provisions in the agreement; provided, however, that unless we otherwise notify Mr. Neeleman, the term of the employment agreement is automatically extended by successive one-year terms. Under the agreement, Mr. Neeleman is entitled to an annual salary of $200,000, subject to periodic review by our board of directors. In addition, Mr. Neeleman is entitled to an annual minimum guaranteed bonus of $75,000 subject to increase based on the achievement of performance based milestones. If Mr. Neeleman is terminated without cause, then he will be entitled to his then existing base salary and bonus for the entire period remaining on the term of his employment agreement. We also sold and issued to Mr. Neeleman an aggregate of 2,655,300 shares of our common stock at a purchase price of $0.0865 per share under Restricted Stock Purchase Agreements in

September and November 1998. We have a right to repurchase any of these shares that are unvested at the time Mr. Neeleman's employment is terminated at the original purchase price. The shares vest and our right of repurchase lapses in a series of five successive equal annual installments upon Mr. Neeleman's completion of each year of service with JetBlue over the five-year period measured from the respective date of each purchase agreement. Upon the consummation of a merger, change in control or a sale of substantially all of our assets or if Mr. Neeleman is terminated without cause, then all of his unvested shares will immediately vest in full. Mr. Neeleman has also entered into a Non-Competition and Non-Solicitation agreement that, like his employment agreement, precludes him from (i) soliciting any employee to leave our employ or (ii) owning, managing, controlling or engaging in any business competitive with any business we are conducting or propose to conduct for as long as his restricted shares continue to vest, and for a one-year period following the accelerated vesting of such restricted shares, in accordance with the Restricted Stock Purchase Agreements.

        In November 1998, we entered into an employment agreement with John Owen, our Executive Vice President and Chief Financial Officer. The employment agreement has an initial term of five years, unless terminated earlier upon the triggering of the termination provisions in the agreement; provided, however, that each December 1, beginning on December 1, 1999, the term of the agreement will be extended automatically by an additional year, unless either Mr. Owen or the company provides written notice prior to December 1st of any particular year that they are electing out of the automatic extension. Under the agreement, Mr. Owen is entitled to an annual salary of $200,000, subject to periodic review by our board of directors. Mr. Owen also received a signing bonus of $65,000. In addition, Mr. Owen is entitled to an annual minimum guaranteed bonus of $75,000 subject to increase based on the achievement of certain performance based milestones. If Mr. Owen is terminated without cause, then he will be entitled to his then existing base salary and bonus for the entire period remaining on the term of his employment agreement. Mr. Owen is subject to (i) a confidentiality covenant of unlimited duration, (ii) a covenant not to solicit any employee to leave our employ during the term of the agreement and for one year thereafter, and (iii) a covenant not to compete with us during the term of the agreement. We also sold and issued to Mr. Owen 399,900 shares of our common stock at a purchase price of $0.0865 per share under a Restricted Stock Purchase Agreement in November 1998. We have a right to repurchase any of these shares that are unvested at the time Mr. Owen's employment is terminated at the original purchase price. Mr. Owen used slightly over half of his signing bonus to pay for these shares. The shares vest and our right of repurchase lapses in a series of five successive equal annual installments upon Mr. Owen's completion of each year of service with JetBlue over the five-year period measured from November 2, 1998. Upon the consummation of a merger, change in control or a sale of substantially all of our assets or if Mr. Owen is terminated without cause, then all of his unvested shares and options will immediately vest in full.

        We sold and issued to Thomas Kelly, our Executive Vice President, General Counsel and Secretary, 206,400 shares of our common stock at a purchase price of $0.0865 per share under a Restricted Stock Purchase Agreement in September 1998. We have a right to repurchase any of these shares that are unvested at the time Mr. Kelly's employment is terminated at the original purchase price. The shares vest and our right of repurchase lapses in a series of five successive equal annual installments upon Mr. Kelly's completion of each year of service with JetBlue over the five-year period measured from September 18, 1998. Upon consummation of a merger, change in control or a sale of substantially all of our assets or if Mr. Kelly is terminated without cause, then all of his unvested shares and options will immediately vest in full. We have not entered into an employment agreement with Mr. Kelly.

        In April 1999, we entered into an offer letter agreement with Ann Rhoades, our Executive Vice President and a member of our board of directors. Under the agreement, Ms. Rhoades is entitled to an annual salary of $300,000 and an option to purchase 200,000 shares of our common stock at a purchase price of $1.10. The option shares vest in a series of three successive equal annual installments upon Ms. Rhoades' completion of each year of service with us over the three-year period measured from April 1999. Ms. Rhoades intends to resign from her position as Executive Vice President as of April 30, 2002, at which time we anticipate she will continue her service with us in a consulting capacity.

RELATED PARTY TRANSACTIONS

Sales of Securities

        Since January 1, 1999, we have been a party to several transactions in which the amount involved exceeded $60,000 and in which any of our directors or executive officers, any holder of more than 5% of our capital stock or any member of their immediate families had a direct or indirect material interest. Other than the indemnification, employment and consulting agreements described herein, all of these transactions involved the sale of our securities. The following table summarizes the shares of common stock and each series of preferred stock purchased by our executive officers, directors and holders of more than 5% of our capital stock and persons associated with them, referred to herein as related parties. We sold shares of Series A-1 and Series A-2 preferred stock in December 1998 and in March, June, September and December of 1999 at a purchase price of $5.2745 per share and an aggregate purchase price of $128 million to, among others, the related parties set forth below. In August 2000, we sold shares of Series B-1 and Series B-2 preferred stock at a purchase price of $7.387 per share and an aggregate purchase price of $15 million to most of the purchasers of the Series A-1 and Series A-2 preferred stock. The purchasers of these shares agreed to provide us with a call for an additional $15 million through December 31, 2001. In October 2001, we exercised the call and sold additional shares of Series B-1 and Series B-2 preferred stock to all but one of the August 2000 purchasers. The one prior purchaser who did not participate was not a related party. Separately, in October and November 2001, we sold shares of Series B-1 and Series B-2 preferred stock at a purchase price of $7.387 per share and an aggregate purchase price of $15 million to most of the purchasers in the August 2000 financing. The number of total shares on an as-converted basis reflects a one-to-one conversion to common stock ratio for each share of Series A-1, Series A-2, Series B-1 and Series B-2 preferred stock.

Investor	Common Stock	Series A-1 Preferred Stock	Series A-2 Preferred Stock	Series B-1 Preferred Stock	Series B-2 Preferred Stock	Total Shares on an As- Converted Basis
BancBoston Ventures, Inc.	—	1,895,914	—	300,860	—	2,196,774
J.P. Morgan New Air Investors (GC), LLC (formerly Chase New Air Investors (CG), LLC)(1)	—	3,791,829	—	652,295	234,102	4,678,225
Massachusetts Mutual Life Insurance Company(2)	—	1,895,914	—	480,237	—	2,376,151
NMS Capital, L.P.(3)	—	1,895,914	—	436,316	—	2,332,230
Quantum Industrial Partners LDC(4)	13,850	2,327,959	2,730,745	419,030	865,854	6,357,438
SFM Domestic Investments LLC(5)	4,627	2,529,352	—	642,254	—	3,176,233
Weston Presidio(6)	—	2,612,851	3,074,892	467,529	973,182	7,128,454
David Neeleman(7)	2,502,113	542,842	—	244,965	—	3,289,920
David Checketts(8)	22,727	189,591	—	33,693	—	246,011
Joel Peterson(9)	—	189,591	—	48,024	—	237,615
Thomas Kelly(10)	206,400	44,012	—	—	—	250,412

(1)
David Ferguson, a member of our board of directors, is a partner of J.P. Morgan Partners, LLC, the managing member of J.P. Morgan New Air Investors (GC), LLC.
(2)
Consists of (a) 1,327,140 shares of Series A-1 preferred stock and 336,166 shares of Series B-1 preferred stock held by Massachusetts Mutual Life Insurance Company; (b) 189,591 shares of Series A-1 preferred stock and 48,024 shares of Series B-1 preferred stock held by MassMutual Corporate Value Partners Limited; and (c) 379,183 shares of Series A-1 preferred stock and 96,047 shares of Series B-1 preferred stock held by MassMutual High Yield Partners II, LLC.
(3)
Includes 436,316 shares of Series B-1 preferred stock held by BAS Capital Funding Corporation. The sole limited partner in NMS Capital, L.P. is BAS Capital Funding Corporation and the sole general partner is NMS Capital Management, LLC, which is wholly owned by former Bank of America Corporation associates. BAS Capital Funding Corporation is wholly owned by Bank of America Corporation.

(4)
Includes 2,932 shares of Series A-1 preferred stock purchased from Neeleman Holdings, L.C. by Quantum Industrial Partners LDC on July 31, 1999 at a purchase price of $5.2745 per share. Frank Sica is the managing partner and Neal Moszkowski is a partner of Soros Private Equity Partners LLC, which may be deemed to be an affiliate of Quantum Industrial Partners LDC. Mr. Sica and Mr. Moszkowski are members of our board of directors.
(5)
Includes 1,466 shares of Series A-1 preferred stock purchased from Neeleman Holdings, L.C. by SFM Domestic Investments LLC on July 31, 1999 at a purchase price of $5.2745 per share. Frank Sica is the managing partner and Neal Moszkowski is a partner of Soros Private Equity Partners LLC., which may be deemed to be an affiliate of SFM Domestic Investments LLC. Mr. Sica and Mr. Moszkowski are members of our board of directors.
(6)
Consists of (a) 653,213 shares of Series A-1 preferred stock, 768,723 shares of Series A-2 preferred stock, 116,882 shares of Series B-1 preferred stock and 243,295 shares of Series B-2 preferred stock purchased and held by Weston Presidio Capital II, L.P.; (b) 1,866,718 shares of Series A-1 preferred stock, 2,196,815 shares of Series A-2 preferred stock, 334,104 shares of Series B-1 preferred stock and 695,490 shares of Series B-2 preferred stock purchased and held by Weston Presidio Capital III, L.P.; and (c) 92,920 shares of Series A-1 preferred stock, 109,354 shares of Series A-2 preferred stock, 16,543 shares of Series B-1 preferred stock and 34,397 shares of Series B-2 preferred stock purchased and held by WPC Entrepreneur Fund L.P. Mr. Lazarus, Chairman of our board of directors, is a managing member of the general partner of the Weston Presidio funds. Mr. Patterson, a member of our board of directors, is a member of the general partner of the Weston Presidio Funds.
(7)
All shares are held by Neeleman Holdings, L.C., of which Mr. Neeleman is the managing member. Neeleman Holdings, L.C. originally purchased a total of 561,486 shares of Series A-1 preferred stock. On July 31, 1999, August 31, 1999 and September 2, 1999, Neeleman Holdings, L.C. sold an aggregate of 18,644 shares of Series A-1 preferred stock to certain third parties.
(8)
Consists of (a) 189,591 shares of Series A-1 preferred stock held directly by Mr. Checketts and (b) 33,693 shares of Series B-1 preferred stock held by L&C Developments, L.P. Mr. Checketts is a partner of L&C Development L.P.
(9)
Consists of (a) 189,591 shares of Series A-1 preferred stock held directly by Mr. Peterson and (b) 48,024 shares of Series B-1 preferred stock held by Peterson Capital, LLC. Mr. Peterson is a member of Peterson Capital, LLC.
(10)
All shares are held by Kelly Holdings L.C. Mr. Kelly is the manager of Kelly Holdings L.C.

        Each holder of shares of our preferred stock and our common stock issued or issuable upon conversion thereof is entitled to registration rights, including David Checketts, Thomas Kelly, David Neeleman and Joel Peterson. See "Description of Capital Stock—Registration Rights."

Other Relationships and Transactions

        We use PeopleInk to conduct background checks, employee training and provide employee benefits consulting services to us. Ms. Rhoades is the President and sole shareholder of PeopleInk, Inc. The total amount paid by us to PeopleInk was $62,047 in 1999, $93,292 in 2000 and $35,807 in 2001.

        We have entered into employment agreements with some of our executive officers, granted options under our stock option plan and issued common stock to some of our executive officers under Restricted Stock Purchase Agreements. We have also entered into indemnification agreements with each of our executive officers and directors. See "Management and Stock Ownership Information—Director Compensation" and "—Employment Arrangements, Termination of Employment Arrangements and Change in Control Arrangements" and "Description of Capital Stock—Indemnification Arrangements."

        We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been otherwise obtained from unaffiliated third parties. All future transactions, including loans, if any, between us and our officers, directors and principal stockholders and their affiliates and any transactions between us and any entity with which our officers, directors or five percent stockholders are affiliated, will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

DESCRIPTION OF CAPITAL STOCK

Authorized Capitalization

        At the closing of this offering, our capital structure will consist of 500,000,000 authorized shares of common stock and 25,000,000 shares of undesignated preferred stock. Immediately following the completion of this offering, an aggregate of 40,578,829 shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding.

Description of our Amended and Restated Certificate of Incorporation

        This section describes other key provisions of our amended and restated certificate of incorporation.

Common Stock

        The holders of our common stock are entitled to dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders, subject to the restrictions described below under the caption "Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws—Limited Voting by Foreign Owners."

        Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future.

        Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable.

Preferred Stock

        As of the closing of this offering, no shares of our preferred stock will be outstanding. Under our amended and restated certificate of incorporation, our board of directors, without further action by our stockholders, will be authorized to issue shares of preferred stock in one or more classes or series. The board may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company. We currently have no plans to issue any shares of preferred stock.

Registration Rights

        We have entered into a registration rights agreement with the holders of our preferred stock and some of the holders of our common stock. After this offering, based on our capitalization as of February 28, 2002, the holders of 30,692,262 shares of common stock issuable upon conversion of the outstanding preferred stock will be entitled to registration rights with respect to their shares. Any group of holders of at least 60% of the securities with registration rights can require us to register all or part of their shares at any time following six months after this offering, so long as the thresholds in the registration rights agreement are met with respect to the amount of securities to be sold. After we have completed two such registrations we are no longer subject to these demand registration rights. In addition, holders of at least 60% of the securities with registration rights may also require us to include their shares in future registration statements that we file, subject to cutback at the option of the underwriters of such an offering. Subject to our eligibility to do so, holders of registrable securities may also require us, twice in any 12 month period and a total of three times, to register their shares with the Securities and Exchange Commission on Form S-3. Upon any of these registrations, these shares will be freely tradable in the public market without restriction.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

        Effect of Delaware Anti-takeover Statute.    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

        Amended and Restated Certificate of Incorporation and Bylaw Provisions.    Our amended and restated certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

        Classified Board of Directors.    Our amended and restated certificate of incorporation and bylaws provide for our board to be divided into three classes of directors serving staggered, three year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors.

        Supermajority Voting.    Our amended and restated certificate of incorporation requires the approval of the holders of at least 66 2/3% of our combined voting power to effect certain amendments to our amended and restated certificate of incorporation. Our bylaws may be amended by either a majority of the board of directors, or the holders of 66 2/3% of our voting stock.

        Authorized but Unissued or Undesignated Capital Stock.    At the closing of this offering, our authorized capital stock consists of 500,000,000 shares of common stock and 25,000,000 shares of preferred stock. No preferred stock will be designated upon consummation of this offering. After this offering, we will have outstanding 40,578,829 shares of common stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the board of directors in one or more transactions. In this regard, our amended and restated certificate of incorporation grants the board of directors' broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of director's authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

        Special Meetings of Stockholders.    Our bylaws provide that special meetings of our stockholders may be called only by our board of directors, by our Chairman of the board of directors or by our Chief Executive Officer.

        No Stockholder Action by Written Consent.    Our amended and restated certificate of incorporation and bylaws provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may only be taken at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by the board.

        Notice Procedures.    Our bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting. Generally, to be timely, notice must be received by our Secretary not less than 120 days prior to the meeting. The notice must contain certain information specified in the bylaws.

        Other Anti-Takeover Provisions.    See "Management and Stock Ownership Information—Employee Benefit Plans" for a discussion of certain provisions of the 2002 Stock Incentive Plan which may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals.

        Limitation of Director Liability.    Our amended and restated certificate of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Indemnification Arrangements.    Our bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

        Limited Voting by Foreign Owners.    To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict foreign ownership of shares of our capital stock. The restrictions imposed by federal law currently require that no more than 25% or our voting stock be owned or controlled, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of the members of our board of directors be U.S. citizens. Our amended and restated certificate of incorporation provides that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our bylaws further provide that no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration. Two of our significant stockholders, Quantum Industrial Partners and the Weston Presidio funds, which have been deemed to be non-U.S. citizens, have agreed that in the event we determine that more than 25% of our voting stock is owned or controlled by non-U.S. citizens by virtue of their ownership of shares of our capital stock, a pro rata portion of each of their shares that is necessary to stay below the 25% threshold will not be entitled to vote.

Stockholder Rights Agreement

        On February 11, 2002 our board of directors authorized us to enter into a stockholder rights agreement. The following is a summary of the material terms of this agreement. The statements below are only a summary, and we refer you to the stockholder rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Each statement is qualified in its entirety by such reference.

        Under the stockholder rights agreement, one stockholder right is attached to each share of common stock. The stockholder rights are transferable only with the common stock until they become exercisable, are redeemed or expire.

        Each right initially entitles the holder to purchase one one-thousandth of a share of our Series A participating preferred stock at an exercise price of $120.00, subject to adjustment. The rights will separate from the common stock upon the earlier of:

  •
  the tenth business day after a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock, such person or group referred to as an "acquiring person," or such later date as determined by our board of directors; and

  •
  the tenth business day after a person or group announces a tender or exchange offer, the consummation of which would result in such person or group becoming an acquiring person.

        The term "acquiring person" expressly excludes Chase New Air Investors (GC), LLC, Quantum Industrial Partner LDC, SFM Domestic Investments LLC and the Weston Presidio funds and their respective affiliates, unless any such investor and its affiliates beneficially own in the aggregate more than 30% of our outstanding common stock.

        If any person or group becomes an acquiring person, instead of thousandths of shares of preferred stock, each stockholder right will then represent the right to receive upon exercise an amount of common stock having a market value equal to twice the exercise price, subject to certain exceptions.

        If after a person or group becomes an acquiring person, we are acquired in a merger or other business combination or 50% or more of our consolidated assets or earnings power are sold or transferred, each stockholder right will then represent the right to receive upon exercise an amount of common stock of the acquiring person having a value equal to twice the exercise price.

        In addition, at any time after any person or group becomes an acquiring person, but before that person or group becomes the beneficial owner of 50% or more of the outstanding common stock, our board of directors may at its option exchange the stockholder rights, in whole or in part, for common stock at an exchange ratio of one share of common stock per right.

        The exercise price payable, the number of thousandths of shares of preferred stock and the amount of common stock, cash or securities or assets issuable upon exercise of, or exchange for, stockholder rights and the number of outstanding rights are subject to adjustment to prevent dilution if certain events occur.

        Our board of directors may redeem the stockholder rights in whole, but not in part, for one cent ($.01) per right at any time until the tenth business day after the first date of public announcement that a person or group have become an acquiring person. Unless earlier redeemed by us, the stockholder rights will expire on the tenth anniversary of the effective date of the agreement.

        Our transfer agent, EquiServe Trust Company, N.A., will be the rights agent under the stockholder rights agreement.

        The stockholder rights will not prevent a takeover of us. However, the rights may render an unsolicited takeover of us more difficult or less likely to occur, even though such takeover may offer stockholders opportunity to sell their shares at a price above the prevailing market and/or may be favored by a majority of the stockholders.

Listing

        We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "JBLU."

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

        Upon the completion of this offering, we will have 40,578,829 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option. The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of February 28, 2002, and excludes:

  •
  6,510,001 shares of common stock authorized for issuance under our stock option plans, of which 4,328,380 shares were subject to outstanding options at a weighted average exercise price of $4.38 per share; and
  •
  1,500,000 shares of common stock authorized for issuance under our employee stock purchase plan following this offering.

        Of the outstanding shares, the 5,500,000 shares sold in this offering and any shares issued upon exercise of the underwriters' over-allotment option will be freely tradable without restriction under the Securities Act, except that any shares held by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining 35,078,829 shares of common stock will be deemed "restricted securities" as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for a resale under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

Number of Shares	Date
32,918,267	After 180 days from the date of this prospectus, the 180-day lock-up is released and these shares will be freely tradeable under Rule 144 (subject, in some cases, to volume limitations) or Rule 144(k)
119,967	After 180 days from the date of this prospectus, the 180-day lock-up will be released and these shares will be freely tradeable under Rule 701 (subject, in some cases to repurchase by the Company and volume limitations)
2,040,595	After 180 days from the date of this prospectus, these restricted securities will have been held for less than one year and will not yet be freely tradable under Rule 144; however 2,030,595 of these shares will become freely tradeable under Rule 144 (subject, in some cases, to volume limitations) during the 45-day period after such date

Rule 144

        In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell those shares. Persons who have owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 405,800 shares immediately after this offering; or
  •
  the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

        The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of those options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

Stock Options

        As of February 28, 2002, options to purchase a total of 4,328,380 shares of common stock were outstanding, all of which are currently exercisable but 3,379,719 of which are subject to our repurchase rights which lapse over time. We intend to file a Form S-8 registration statement under the Securities Act to register all shares of common stock issuable under our 2002 Stock Incentive Plan and our 2002 Employee Stock Purchase Plan. Accordingly, shares of common stock underlying these options will be eligible for sale in the public markets, subject to vesting restrictions or the lock-up agreements described below. See "Management and Stock Ownership Information—Employee Benefit Plans."

Lock-up Agreements

        We have agreed, and each of our officers and directors and holders of substantially all of our common stock and preferred stock have agreed, subject to specified exceptions, not to, without the prior written consent of Morgan Stanley, sell or otherwise dispose of any shares of our common stock or options to acquire shares of our common stock or take any action to do any of the foregoing during the 180-day period following the date of this prospectus. Morgan Stanley may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. See "Underwriting." In addition, all of our stockholders have entered into agreements with us under which they have agreed, subject to specified exceptions, not to sell or otherwise dispose of any shares of our common stock or options to acquire shares of our common stock during the 180-day period following the closing of this offering without our prior consent.

Registration Rights

        Following this offering, under specified circumstances and subject to customary conditions, holders of 30,692,262 shares of our outstanding common stock will have demand registration rights with respect to their shares of common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares of common stock under the Securities Act, and rights to participate in any future registrations of securities. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock—Registration Rights."

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. In general, a "non-U.S. holder" is any holder other than:

  •
  a citizen or resident of the United States;

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  a corporation created or organized in the United States or under the laws of the United States or of any state;

  •
  an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed, Treasury regulations promulgated thereunder, current administrative rulings and judicial decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, owners of more than 5% of our common stock and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

        As previously discussed, we have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. See "Dividend Policy." In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the holder's investment, up to the holder's basis in the common stock. Any remaining excess will be treated as capital gain. Dividends paid to non-U.S. holders on our common stock that are not effectively connected with the conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, non-U.S. holders must furnish to us or our paying agent a duly completed IRS Form W-8BEN or substitute form certifying the holder's qualification for the reduced rate. Where dividends are paid to a non-U.S. holder that is a partnership or other pass-through entity, persons holding an interest in the entity may also be required to provide the certification.

Gain On Sale or Other Disposition of Common Stock

        In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon such holder's sale or other disposition of shares of our common stock unless:

  •
  the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States, and if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States; or

  •
  the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met.

Income or Gain Effectively Connected With a U.S. Trade or Business

        If a non-U.S. holder of our common stock is engaged in a trade or business in the United States and if dividends on the common stock or gain realized on the sale, exchange or other disposition of the common stock is effectively connected with the non-U.S. holder's conduct of such trade or business (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the U.S.), the non-U.S. holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if it were a resident of the United States. The non-U.S. holder will be required, under currently effective Treasury regulations, to provide a properly executed Internal Revenue Service Form W-8ECI or successor form in order to claim an exemption from U.S. withholding tax. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

Estate Tax

        Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting And Other Reporting Requirements

        A non-U.S. holder may have to comply with specific certification procedures to establish that the holder is not a United States person in order to avoid backup withholding with respect to our payments of dividends on the common stock. We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of any dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

        The payment of proceeds from the disposition of shares of our common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding, unless the non-U.S. holder, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock to or through a foreign office of a foreign broker generally will not be subject to backup withholding and information reporting. However, information reporting (but not backup withholding) will apply to the payment of proceeds from a disposition of shares of our common stock effected outside the United States by a foreign office of a broker if the broker is:

  •
  a U.S. person;

  •
  a "controlled foreign corporation" for U.S. federal income tax purposes;

  •
  a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

  •
  a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the non-U.S. holder otherwise establishes an exemption (and the broker has no actual knowledge to the contrary).

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

        The foregoing discussion of certain U.S. federal income tax considerations is for general information only. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our common stock.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Raymond James & Associates, Inc. and UBS Warburg are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Underwriters:	Number of Shares
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Raymond James & Associates, Inc.
UBS Warburg

Total	5,500,000

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The per share price of any shares sold by the underwriters will be the public offering price listed on the cover page of this prospectus, less an amount not greater than the per share amount of the concession to dealers described below.

        The table below shows the per share and total underwriting discounts and commissions we will pay the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 825,000 additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                  a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $                  a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 825,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the

total price to the public would be $                  , the total underwriters' discounts and commissions would be $                  and total proceeds to us would be $              .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

        Each of us, our directors, executive officers and certain other stockholders of ours has agreed that, without the prior written consent of Morgan Stanley on behalf of the underwriters, it will not during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or
  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of the common stock or other securities, in cash or otherwise.

        The restrictions described in the immediately preceding paragraph do not apply to:

  •
  the sale of any shares of common stock to the underwriters pursuant to the underwriting agreement;
  •
  transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering of the shares;
  •
  transfers to immediate family members or to a trust of which the transferor or the transferee family member is a beneficiary;
  •
  transfers as a bona fide gift or gifts; or
  •
  distributions or transfers to partners, members or controlled affiliates of the transferor.

        In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is "covered" if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        It is anticipated that Morgan Stanley DW Inc., an affiliate of Morgan Stanley & Co. Incorporated, through Morgan Stanley Online, its online service, may be a member of the syndicate and engage in electronic offers, sales and distribution of the shares being offered. A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead manager to underwriters that may make Internet distributions on the same basis as other allocations.

        From time to time, certain of the underwriters have provided, and continue to provide, investment banking and other services to us and certain existing stockholders for which they receive customary fees and commissions.

        Kevin Murphy, a research analyst at Morgan Stanley & Co. Incorporated, one of the underwriters of this offering, was one of our original investors and continues to hold shares of our stock. Mr. Murphy holds 20,700 shares of our common stock and 22,063 shares of our preferred stock that he acquired from September 1998 through August 2000 at an aggregate cost of $124,806. Upon conversion of the preferred shares to common shares on a one-for-one basis at the completion of this offering, Mr. Murphy will own a total of 42,763 shares of our common stock. Mr. Murphy is expected to be one of two Morgan Stanley analysts who will provide research regarding our stock. Under Morgan Stanley policy, Mr. Murphy will be prohibited from selling or hedging our stock for a period of three years following this offering, maintaining a long-term investment position.

        The underwriters and we have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Directed Share Program

        At our request, the underwriters have reserved for sale, at the initial offering price, up to 825,000 shares offered by this prospectus to our employees, officers, directors, customers, business associates and related persons selected by us. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the shares to such persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares, which are not so purchased, will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Pricing of the Offering

        Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings, and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated public offering price range listed on the cover page of this preliminary prospectus may change as a result of market conditions and other factors.

LEGAL MATTERS

        The validity of the common stock offered will be passed upon for us by Brobeck, Phleger & Harrison LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

EXPERTS

        The financial statements of JetBlue Airways Corporation at December 31, 2001, and for the year then ended, appearing in this prospectus and the registration statement on Form S-1 have been audited by Ernst & Young LLP, independent auditors, and at December 31, 2000, and for each of the two years in the period ended December 31, 2000, by KPMG LLP, independent certified public accountants, as set forth in their respective reports thereon appearing elsewhere in this prospectus, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act, a registration statement on Form S-1 relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules thereto. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other document filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The commission maintains a web site that contains reports, proxy information statements and other information regarding registrants that file electronically with the commission. The address of this web site is http://www.sec.gov.

        We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm. We intend to furnish other reports as we may determine or as may be required by law.

CHANGE IN INDEPENDENT ACCOUNTANTS

        On December 7, 2001, we dismissed KPMG LLP as our independent accountants. The reports of KPMG LLP on our financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. There have been no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG LLP would have caused them to make reference thereto in their report on the financial statements for such years. The decision to change firms was approved by the audit committee of our board of directors. We engaged Ernst & Young LLP as our new independent accountants as of December 7, 2001. We have provided KPMG LLP with a copy of the disclosure contained in this section of this prospectus.

        We have requested that KPMG LLP furnish us with a letter addressed to the commission stating whether or not they agree with the above statements. A copy of such letter, dated February 12, 2002, is filed as Exhibit 16.1 to our registration statement on Form S-1.

Report of Independent Auditors

The Board of Directors and Stockholders
JetBlue Airways Corporation

        We have audited the accompanying balance sheet of JetBlue Airways Corporation as of December 31, 2001, and the related statements of operations, convertible redeemable preferred stock and common stockholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all materials respects, the financial position of JetBlue Airways Corporation at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

New York, New York
January 25, 2002, except Note 15, as to
    which the date is March 29, 2002

Independent Auditors' Report

The Board of Directors and Stockholders
JetBlue Airways Corporation:

We have audited the accompanying balance sheet of JetBlue Airways Corporation as of December 31, 2000, and the related statements of operations, convertible redeemable preferred stock and common stockholders' equity (deficit) and cash flows for each of the years in the two year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all materials respects, the financial position of JetBlue Airways Corporation as of December 31, 2000, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Stamford, CT
June 27, 2001

JETBLUE AIRWAYS CORPORATION

BALANCE SHEETS

(In thousands)

	December 31,
	2001	2000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$117,522	$34,403
Receivables, less allowance (2001–$801; 2000–$234)	20,791	21,633
Inventories, less allowance (2001–$60; 2000–$15)	2,210	1,133
Prepaid expenses and other	3,742	2,744

Total current assets	144,265	59,913
PROPERTY AND EQUIPMENT
Flight equipment	364,681	163,060
Predelivery deposits for flight equipment	125,010	91,620

	489,691	254,680
Less accumulated depreciation	9,523	2,334

	480,168	252,346
Other property and equipment	29,023	18,290
Less accumulated depreciation	4,313	1,632

	24,710	16,658

Total property and equipment	504,878	269,004
OTHER ASSETS	24,630	15,211

TOTAL ASSETS	$673,773	$344,128

See accompanying notes to financial statements.

	December 31,
	2001	2000
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$24,549	$12,867
Air traffic liability	51,566	27,365
Accrued salaries, wages and benefits	18,265	5,599
Other accrued liabilities	15,980	5,255
Short-term borrowings	28,781	15,138
Current maturities of long-term debt	54,985	24,800

Total current liabilities	194,126	91,024
LONG-TERM DEBT	290,665	137,110
DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes	3,373	—
Other	7,335	6,595

	10,708	6,595
CONVERTIBLE REDEEMABLE PREFERRED STOCK $.01 par value; 40,500,000 and 30,000,000 shares authorized in 2001 and 2000, respectively; 30,692,262 and 26,638,676 shares issued and outstanding in 2001 and 2000, respectively	210,441	163,552
COMMITMENTS AND CONTINGENCIES
COMMON STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, $.01 par value; 58,300,000 and 50,300,000 shares authorized in 2001 and 2000, respectively; 4,363,967 and 4,340,767 shares issued and outstanding in 2001 and 2000, respectively	44	44
Additional paid-in capital	3,889	487
Accumulated deficit	(33,117)	(54,684)
Unearned compensation	(2,983)	—

Total common stockholders' equity (deficit)	(32,167)	(54,153)

TOTAL LIABILITIES AND COMMON STOCKHOLDERS' EQUITY (DEFICIT)	$673,773	$344,128

See accompanying notes to financial statements.

JETBLUE AIRWAYS CORPORATION

STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,
	2001	2000	1999
OPERATING REVENUES
Passenger	$310,498	$101,665	$—
Other	9,916	2,953	—

Total operating revenues	320,414	104,618	—
OPERATING EXPENSES
Salaries, wages and benefits	84,762	32,912	6,000
Aircraft fuel	41,666	17,634	4
Aircraft rent	32,927	13,027	324
Sales and marketing	28,305	16,978	887
Landing fees and other rents	27,342	11,112	447
Depreciation and amortization	10,417	3,995	111
Maintenance materials and repairs	4,705	1,052	38
Other operating expenses	63,483	29,096	6,405

Total operating expenses	293,607	125,806	14,216

OPERATING INCOME (LOSS)	26,807	(21,188)	(14,216)
OTHER INCOME (EXPENSE)
Airline Stabililization Act compensation	18,706	—	—
Interest expense	(14,132)	(7,395)	(705)
Capitalized interest	8,043	4,487	705
Interest income and other	2,491	2,527	685

Total other income (expense)	15,108	(381)	685

INCOME (LOSS) BEFORE INCOME TAXES	41,915	(21,569)	(13,531)
Income tax expense (benefit)	3,378	(239)	233

NET INCOME (LOSS)	38,537	(21,330)	(13,764)
Preferred stock dividends	(16,970)	(14,092)	(4,656)

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$21,567	$(35,422)	$(18,420)

EARNINGS (LOSS) PER COMMON SHARE:
Basic	$9.88	$(26.66)	$(36.81)

Diluted	$1.14	$(26.66)	$(36.81)

Pro forma basic (unaudited)	$1.30

See accompanying notes to financial statements.

JETBLUE AIRWAYS CORPORATION

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$38,537	$(21,330)	$(13,764)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	9,972	3,889	111
Amortization	445	106	—
Deferred income taxes	3,373	—	—
Other, net	5,960	3,892	619
Changes in certain operating assets and liabilities:
Decrease (increase) in receivables	430	(21,622)	—
Increase in inventories, prepaid expenses and other	(2,120)	(3,354)	(340)
Increase in air traffic liability	23,788	26,173	—
Increase in accounts payable and other accrued liabilities	30,894	15,070	6,818

Net cash provided by (used in) operating activities	111,279	2,824	(6,556)
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(233,775)	(205,759)	(12,463)
Predelivery deposits for flight equipment, net	(54,128)	(27,881)	(50,713)
Increase in security deposits	(1,952)	(7,939)	(5,302)
Purchases of short-term investments	—	(20,923)	—
Proceeds from maturities of short-term investments	—	21,392	—
Other, net	—	(20)	1,026

Net cash used in investing activities	(289,855)	(241,130)	(67,452)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible redeemable preferred stock	29,731	51,322	80,671
Proceeds from issuance of common stock	25	130	69
Proceeds from issuance of long-term debt	185,000	137,750	—
Proceeds from short-term borrowings	28,781	15,138	—
Proceeds from aircraft sale and leaseback transactions	72,000	70,000	—
Repayment of long-term debt	(35,254)	(18,577)	—
Repayment of short-term borrowings	(15,138)	—	—
Other, net	(3,450)	(1,300)	—

Net cash provided by financing activities	261,695	254,463	80,740

INCREASE IN CASH AND CASH EQUIVALENTS	83,119	16,157	6,732
Cash and cash equivalents at beginning of year	34,403	18,246	11,514

Cash and cash equivalents at end of year	$117,522	$34,403	$18,246

See accompanying notes to financial statements.

JETBLUE AIRWAYS CORPORATION

STATEMENTS OF CONVERTIBLE REDEEMABLE PREFERRED STOCK
AND COMMON STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands, except share data)

			Common Stockholders' Equity (Deficit)
	Convertible Redeemable Preferred Stock
			Common Stock
					Additional Paid-In Capital	Accumulated Deficit	Unearned Compensation
	Shares	Amount	Shares	Amount				Total
Balance at December 31, 1998	2,392,022	$12,669	4,266,600	$43	$326	$(842)	$—	$(473)
Net loss	—	—	—	—	—	(13,764)	—	(13,764)
Issuance of Series A Preferred stock, $5.2745 per share	22,021,616	116,153	—	—	—	—	—	—
Accrued undeclared dividends on preferred stock	—	4,656	—	—	—	(4,656)	—	(4,656)

Balance at December 31, 1999	24,413,638	133,478	4,266,600	43	326	(19,262)	—	(18,893)
Net loss	—	—	—	—	—	(21,330)	—	(21,330)
Issuance of Series A Preferred stock, $5.2745 per share	198,903	1,049	—	—	—	—	—	—
Exercise of common stock options	—	—	74,167	1	137	—	—	138
Issuance of Series B Preferred stock, $7.387 per share	2,026,135	14,967	—	—	—	—	—	—
Accrued undeclared dividends on preferred stock	—	14,092	—	—	—	(14,092)	—	(14,092)
Other	—	(34)	—	—	24	—	—	24

Balance at December 31, 2000	26,638,676	163,552	4,340,767	44	487	(54,684)	—	(54,153)
Net income	—	—	—	—	—	38,537	—	38,537
Exercise of common stock options	—	—	23,200	—	25	—	—	25
Issuance of Series B Preferred stock, $7.387 per share	2,022,991	14,944	—	—	—	—	—	—
Issuance of Series B Preferred stock, $7.387 per share	2,030,595	14,975	—	—	—	—	—	—
Accrued undeclared dividends on preferred stock	—	16,970	—	—	—	(16,970)	—	(16,970)
Unearned compensation on common stock options	—	—	—	—	3,183	—	(3,183)	—
Other	—	—	—	—	194	—	200	394

Balance at December 31, 2001	30,692,262	$210,441	4,363,967	$44	$3,889	$(33,117)	$(2,983)	$(32,167)

See accompanying notes to financial statements.

JETBLUE AIRWAYS CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

Note 1—Summary of Significant Accounting Policies

        Basis of Preparation and Description of Business:    JetBlue Airways Corporation ("we" or the "Company") was incorporated in Delaware on August 24, 1998. Based out of New York's John F. Kennedy International Airport, we offer low-fare, innovative, quality passenger air transportation service to and from a growing number of United States locations. As of December 31, 2001, we operated 102 flights a day providing daily service to 18 cities.

        During its development stage from inception to December 31, 1999, the Company was involved in recruiting and training personnel, raising capital, obtaining aircraft and spare engines, developing and analyzing markets, obtaining slot exemptions at John F. Kennedy International Airport and building our business strategy. We commenced flight operations on February 11, 2000. We are managed as a single business unit.

        We are required to make estimates and assumptions when preparing our financial statements in conformity with accounting principles generally accepted in the United States that affect the amounts reported in our financial statements and accompanying notes. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

        Cash and Cash Equivalents:    Cash equivalents consist of short-term, highly liquid investments with maturities of three months or less when purchased.

        Inventories:    Inventories consist of expendable aircraft spare parts, supplies and aircraft fuel. These items are stated at average cost and charged to expense when used. An allowance for obsolescence on aircraft spare parts is provided over the remaining useful life of the related aircraft.

        Property and Equipment:    We record our property and equipment at cost and depreciate these assets on a straight-line basis to their estimated residual values over their estimated useful lives. Additions, modifications that enhance the operating performance of our assets and interest related to predelivery deposits to acquire new aircraft are capitalized.

        Estimated useful lives and residual values for our property and equipment are as follows:

	Estimated Useful Life	Residual Value
Aircraft	25 years	20%
Aircraft parts	Fleet life	10%
Flight equipment leasehold improvements	Lease term	0%
Ground property and equipment	3-10 years	0%
Leasehold improvements	15 years or lease term	0%

        The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted future cash flows estimated to be generated by these assets are less than the assets' net book value. If an impairment occurs, the loss is measured by comparing the fair value of the asset to its carrying amount.

        Passenger Revenues:    Passenger revenue is recognized when the transportation is provided or after the ticket expires. Tickets sold but not yet used are included in air traffic liability.

        Aircraft Maintenance and Repairs:    Routine maintenance and engine overhauls for owned and leased flight equipment are charged to expense as incurred. Airframe structural overhauls will be capitalized and amortized over the least of ten years, the remaining lease term or the period until the next structural overhaul.

        Advertising Costs:    Advertising costs, which are included in sales and marketing, are expensed as incurred. Advertising expense in 2001, 2000 and 1999 was $15.6 million, $12.7 million and $.9 million, respectively.

        Income Taxes:    We account for income taxes utilizing the liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the tax and financial statement reporting bases of assets and liabilities. A valuation allowance for net deferred tax assets is provided unless realizability is judged by us to be more likely than not.

        Stock Options:    We account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Compensation expense for a stock option grant is recognized if the exercise price is less than the fair value of our common stock on the grant date.

        Comprehensive Income (Loss):    Comprehensive income (loss) consists of net income (loss) plus other comprehensive income (loss). Comprehensive income for the year ended December 31, 2001 and comprehensive loss for the years ended December 31, 2000 and 1999 consisted solely of our net income (loss) as there were no other comprehensive income (loss) components.

Note 2—Long-term Debt and Short-term Borrowings

        Long-term debt at December 31 consisted of the following (in thousands, with interest rates as of December 31, 2001):

	2001	2000
Floating rate equipment notes due through 2013, 4.2% weighted average rate	$303,620	$133,750
Aircraft manufacturer floating rate predelivery notes due in 2002 and 2003, 3.8% weighted average rate	42,030	28,160

Total debt	345,650	161,910
Less: current maturities	54,985	24,800

Long-term debt	$290,665	$137,110

        Interest rates on floating rate notes adjust quarterly or semi-annually based on the London Interbank Offered Rate. At December 31, 2001, we were in compliance with the covenants of all our debt and lease agreements, which include, among other things, a requirement to maintain certain financial ratios. Aircraft, engines and predelivery deposits, having a net book value of $452 million at December 31, 2001, were pledged as security under various loan agreements.

        Maturities of long-term debt for the next five years are as follows (in thousands):

2002	$54,985
2003	30,052
2004	22,822
2005	23,815
2006	21,983

        Cash payments of interest, net of capitalized interest, aggregated $4.8 million, $1.5 million and zero in 2001, 2000 and 1999, respectively.

        Non-cash predelivery financing obtained in connection with the acquisition of new aircraft was $34.0 million, $28.2 million and $14.6 million in 2001, 2000 and 1999, respectively.

        In November 2000, we entered into a floating rate, short-term borrowing facility with a group of commercial banks to finance aircraft predelivery deposits. The facility, as amended in December 2001, allows for borrowings up to $32.0 million through November 2004. Commitment fees are .35% per annum on the average unused portion of the facility. At December 31, 2001, $3.2 million was available under this facility. The weighted average interest rate on these outstanding short-term borrowings at December 31, 2001 was 3.6%.

Note 3—Leases

        We lease aircraft, as well as airport terminal space, other airport facilities, office space and other equipment, which expire in various years through 2024. At December 31, 2001, 12 of the 21 aircraft we operated were leased under operating leases, with initial lease term expiration dates ranging from 2009 to 2019. The aircraft leases generally can be renewed at rates based on fair market value at the end of the lease term for two or four years. Certain aircraft leases have purchase options after five years or at the end of the lease term at fair market value and have variable-rate rent payments based on the London Interbank Offered Rate. Total rental expense for all operating leases in 2001, 2000 and 1999 was $49.7 million, $20.2 million and $0.8 million, respectively.

        Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year at December 31, 2001, are as follows (in thousands):

	Aircraft	Other
2002	$40,780	$4,571
2003	40,780	4,066
2004	40,780	3,921
2005	40,780	2,569
2006	40,780	1,065
Thereafter	280,417	1,336

Total minimum lease payments	$484,317	$17,528

        We have $9.4 million of restricted cash pledged under standby letters of credit related to these leases, which is included in other assets. We have committed to lease one additional aircraft in 2003 under a

12 year long-term operating lease with total minimum estimated lease payments of $38 million, which are not included above.

Note 4—Convertible Redeemable Preferred Stock and Common Stockholders' Equity (Deficit)

        On October 24, 2001, we amended our articles of incorporation to increase the authorized shares of capital stock to 98,800,000 shares, consisting of 58,300,000 shares of common stock, of which 50,000,000 shares were designated as Class A-1 Common Stock and 8,300,000 shares were designated as Class A-2 Common Stock, and 40,500,000 shares of preferred stock, of which 25,000,000 shares were designated as Series A-1 Convertible Redeemable Preferred Stock, 6,000,000 shares were designated as Series A-2 Convertible Redeemable Preferred Stock and 7,300,000 shares were designated as Series B-1 Convertible Redeemable Preferred Stock and 2,200,000 shares were designated as Series B-2 Convertible Redeemable Preferred Stock.

        Series A-1 Preferred, Series B-1 Preferred and Class A-1 Common stockholders are required to vote as one class on all matters which require a vote by the Company's stockholders as outlined in the articles of incorporation and the by-laws. Each share of Series A-1 Preferred and Series B-1 Preferred stock has a number of votes equal to the number of common shares into which it is convertible. Series A-2 Preferred, Series B-2 Preferred and Class A-2 Common stockholders are not entitled to vote on any matters which require a vote by the Company's stockholders with the exception of votes for merger, consolidation, recapitalization or reorganization for which such shares will be considered to be the equivalent of Series A-1 Preferred, Series B-1 Preferred and Class A-1 Common shares, respectively. Under certain conditions, the preferred stockholders vote first as a separate class on such matters.

        Any or all shares of all series of the preferred stock are redeemable at the option of the holder at any time after November 30, 2004, unless a mandatory conversion event (as defined) occurs, one of which would be the initial public offering by the Company for more than $75 million in proceeds. Redemption will occur in 16 equal installments over a minimum of three years but not more than four years.

        The Class A-1 Common, Series A-1 Preferred and Series B-1 Preferred stockholders may convert their shares into Class A-2 Common, Series A-2 Preferred and Series B-2 Preferred, respectively, at any time. The Class A-2 Common, Series A-2 Preferred and Series B-2 Preferred stockholders may convert their shares into Class A-1 Common, Series A-1 Preferred and Series B-1 Preferred, respectively, under certain conditions as defined in the articles of incorporation and bylaws.

        Stockholders of all series of the preferred stock may convert such shares into Class A-1 Common and Class A-2 Common stock, based on the conversion rate generally equal to the quotient obtained by dividing the original cost of the preferred stock by the Conversion Price, which is initially equal to the original cost of the preferred shares (i.e. a 1:1 ratio) but which is subject to adjustment in certain circumstances (mainly issuance of common stock after the initial issuance at a price below the then calculated Conversion Price).

        Holders of the preferred stock are entitled to cash dividends, which are accrued and accumulated if not paid in full, before any dividends are declared and paid or set aside for the common stock. In addition, whenever the Company declares or pays dividends on its common stock, the holders of the preferred stock shall be entitled to participate in such dividends ratably based on the Common Stock Equivalents represented by the preferred stock, as defined. No dividends have been declared to date and the Company's obligation to pay accrued dividends is canceled upon conversion of the preferred stock into common stock. Cumulative unpaid preferred dividends at December 31, 2001 were $35.8 million ($1.17 cents per share).

        Holders of the preferred stock are entitled to receive from the net assets of the Company legally available for distribution an amount equal to the original cost of each preferred share and any accrued and unpaid dividends, before any payment is made to the holders of the common stock, which is considered subordinate to the preferred stock for liquidation purposes.

        In 1998, the Company sold 4,266,600 shares of Series A-1 Common to management and other individuals for $369,203 in cash. On December 16, 1998, the Company and a group of investors (collectively, "the Investors") entered into a stock purchase agreement in which the Investors agreed to invest $126 million in cash in five installments through 2000 and in return receive 23,879,341 shares of Series A-1 Preferred and Series A-2 Preferred Stock and attached contingent warrants to purchase common stock of the Company. The contingent warrants expired unexercised in March 2000. Management and other individuals purchased the remaining 733,200 shares of Series A-1 Preferred Stock. On August 10, 2000, the Investors and management agreed to invest $15 million in cash for 2,026,135 shares of Series B-1 Preferred and Series B-2 Preferred Stock and provided the Company with a call for an additional $15 million through December 31, 2001. In October 2001, the Company exercised its call and issued 2,022,991 shares of Series B-1 Preferred and Series B-2 Preferred Stock. Separately, in October and November 2001, the Company sold 2,030,595 shares of Series B-1 Preferred and Series B-2 Preferred Stock for $15 million in cash to certain of its preferred stockholders.

        The following amounts of each class of Common and Convertible Redeemable Preferred stock were outstanding as of December 31:

	2001	2000	1999
Common Stock:
Class A-1	4,363,967	4,340,767	4,266,600
Class A-2	—	—	—

	4,363,967	4,340,767	4,266,600

Convertible Redeemable Preferred Stock:
Series A-1	18,806,904	18,806,904	16,712,088
Series A-2	5,805,637	5,805,637	7,701,550
Series B-1	4,006,583	1,493,246	—
Series B-2	2,073,138	532,889	—

	30,692,262	26,638,676	24,413,638

        Under separate agreements signed in 1998, 3,966,900 shares of the common stock purchased by certain management owners are subject to repurchase by the Company of any unvested shares upon the termination of service by these employees at the holder's original purchase price. The shares vest in equal annual installments upon completion of each year of service generally over a five-year period or upon the occurrence of a change in control. The Company also has a right of first refusal to purchase any vested shares upon notice of any proposed transfer. At December 31, 2001, 2000 and 1999, 2,396,700, 1,597,800 and 798,900 shares were vested under these agreements, respectively.

Note 5—Stock Options

        The 1999 Stock Option/Stock Issuance Plan (the "Plan") provides for incentive stock options to be granted to certain employees. Stock options upon issuance are 100% exercisable and generally become vested in annual installments over five or seven years or upon the occurrence of a change in control, and expire 10 years from the date of grant. Our policy is generally to grant options with the exercise price equal to the market price of the common stock on the date of grant.

        Following is a summary of stock option activity for the years ended December 31:

	2001		2000		1999
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,335,780	$1.52	1,434,280	$1.10	—
Granted	1,593,000	5.15	1,272,500	2.07	1,434,280	$1.10
Exercised	(23,200)	1.10	(74,167)	1.86	—
Forfeited	(107,900)	3.25	(296,833)	1.77	—

Outstanding at end of year	3,797,680	2.99	2,335,780	1.52	1,434,280	1.10

Vested at end of year	831,645	1.29	516,023	1.37	62,000	1.10
Reserved for issuance	5,129,968		3,079,968		3,079,968
Available for future grants	1,234,921		670,021		1,645,688

At December 31, 2001:

	Options Outstanding			Options Vested
	Shares	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Range of exercise prices
$1.10 to $1.64	1,440,680	7.9 years	$1.10	695,045	$1.10
$1.65 to $3.55	1,186,500	8.8	2.65	136,600	2.25
$3.56 to $5.75	1,170,500	9.6	5.68	—	—

        Certain options granted during 2001 have exercise prices that are less than their deemed market value. Unearned compensation expense associated with these transactions is being amortized over the vesting periods of five or seven years and will be $492,400 per year in 2002 through 2005, $440,400 in 2006, $360,000 in 2007 and $210,900 in 2008. The following table discloses the number of options granted and certain weighted-average information:

	Number of Options	Fair Value	Exercise Price
Exercise price equals market price	451,000	$3.62	$3.62
Exercise price less than market price	1,142,000	$8.60	$5.75

        Pro forma information has been included as required under the disclosure provisions of SFAS No. 123, Accounting for Stock Based Compensation. The weighted-average per share fair value of options granted during 2001, 2000 and 1999 was $3.41, $.61 and $.26, respectively. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model assuming a weighted-average risk-free interest rate of 4.9%, 5.8% and 5.4% for 2001, 2000 and 1999, respectively, and volatility of zero percent, dividend yields of zero percent and an expected life of seven years for all years presented. Had we recorded compensation expense using the fair value method prescribed by SFAS No. 123, JetBlue's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net income (loss) (in thousands)	$21,357	$(21,505)	$(13,834)
Earnings (loss) per share:
Basic	$9.78	$(26.79)	$(36.95)
Diluted	$1.14	$(26.79)	$(36.95)

        Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Note 6—Earnings (Loss) Per Share

        The following table shows how we computed basic and diluted earnings (loss) per common share for the years ended December 31 (in thousands, except share data):

	2001	2000	1999
Numerator:
Net income (loss) applicable to common stockholders for basic earnings (loss) per share	$21,567	$(35,422)	$(18,420)
Effect of dilutive securities-preferred
stock dividends	16,970	—	—

Net income (loss) applicable to common stockholders after assumed conversions for diluted earnings (loss) per share	$38,537	$(35,422)	$(18,420)

Denominator:
Weighted-average shares outstanding for basic earnings (loss) per share	2,182,753	1,328,666	500,360
Effect of dilutive securities:
Convertible preferred stock	27,470,043	—	—
Unvested common stock	2,170,076	—	—
Employee stock options	1,920,286	—	—

Adjusted weighted-average shares outstanding and assumed conversions for diluted earnings (loss) per share	33,743,158	1,328,666	500,360

        Convertible redeemable preferred stock, unvested common stock outstanding and employee stock options are not included in the calculation of loss per share for the years ended December 31, 2000 and 1999 due to their anti-dilutive impact. Outstanding unvested common stock purchased by certain of the Company's management is subject to repurchase by the Company and therefore is not included in calculation of the weighted-average shares outstanding for basic earnings (loss) per share.

JETBLUE AIRWAYS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 7—Income Taxes

        Income tax expense (benefit) consisted of the following for the years ended December 31 (in thousands):

	2001	2000	1999
Current:
Federal	$5	$(237)	$233
State	—	(2)	—
Deferred:
Federal	2,349	—	—
State	1,024	—	—

Income tax expense (benefit)	$3,378	$(239)	$233

        The effective tax rate on income (loss) before income taxes differed from the federal income tax statutory rate for the years ended December 31 for the following reasons (in thousands):

	2001	2000	1999
Income tax expense (benefit) at statutory rate	$14,251	$(7,333)	$(4,600)
Increase (reduction) resulting from:
Increase (decrease) in valuation allowance	(14,659)	8,431	5,891
State income tax (benefit) net of federal benefit	3,297	(1,492)	(1,066)
Other, net	489	155	8

Total income tax expense (benefit)	$3,378	$(239)	$233

        Cash payments for income taxes were $55 thousand, $239 thousand and zero in 2001, 2000 and 1999, respectively.

        For financial reporting purposes, a valuation allowance had been recorded at December 31, 2000 and 1999 to reduce the net deferred tax assets to zero. During 2001, we recognized the benefit from the future use of operating loss carryforwards and other deferred tax assets because our evaluation of all the available evidence indicates that it is more likely than not that such deferred tax assets will be realized, as the Company is in a net deferred tax liability position.

        The components of our deferred tax assets and liabilities as of December 31 are as follows (in thousands):

	2001	2000
Deferred tax assets:
Organization and start-up costs	$5,841	$5,072
Net operating loss carryforwards	22,467	17,901
Employee benefits	1,144	462
Gains from sale and leaseback of aircraft	301	186
Other	452	202

Gross deferred tax assets	30,205	23,823
Valuation allowance	—	(14,659)

Net deferred tax assets	30,205	9,164
Deferred tax liabilities:
Accelerated depreciation	(33,578)	(9,164)

Net deferred taxes	$(3,373)	$—

        At December 31, 2001, the Company has regular tax net operating loss carryforwards of $53.8 million available for carryforward to reduce the tax liabilities of future years. These carryforwards begin to expire in 2020 for federal purposes and between 2005 and 2020 for state purposes.

Note 8—Employee Retirement Plan

        The Company has a retirement savings 401(k) defined contribution plan covering all its employees. We match 100 percent of our employee contributions up to three percent of their compensation in cash, which then vests over five years. Participants are immediately vested in their voluntary contributions. During 2001, we also established a profit sharing plan for all of our employees, under which an award pool consisting of 15% of the Company's pre-tax earnings, subject to Board of Director approval, is distributed on a pro rata basis based on employee compensation. These contributions vest immediately. Company contributions expensed in 2001, 2000 and 1999 were $8,561 thousand, $442 thousand and $25 thousand, respectively for these plans.

Note 9—Commitments

        At December 31, 2001, our firm aircraft orders consisted of 61 Airbus A320 aircraft scheduled for delivery through 2007. Committed expenditures for these aircraft and related equipment, including estimated amounts for contractual price escalations and predelivery deposits, will be approximately $510 million in 2002, $510 million in 2003, $500 million in 2004, $440 million in 2005, $200 million in 2006 and $190 million in 2007. Financing has been arranged for four of the thirteen 2002 deliveries. Although we believe that financing should be available for our remaining 57 firm aircraft deliveries, we cannot assure you that we will obtain such financing, which may require us to modify our aircraft acquisition plans.

        We also have options to purchase 30 A320 aircraft and related equipment scheduled for delivery from 2004 through 2009 and have purchase rights to acquire 19 additional aircraft, which allow us to purchase these additional aircraft under the same terms as the aircraft on order.

        The Company has entered into a long-term agreement for the rental, installation and maintenance of the equipment and for the programming for the satellite TV service on each of its aircraft. Amounts paid under this agreement were $4.5 million, $1.3 million and zero in 2001, 2000 and 1999, respectively. Under this agreement, the Company must make specified monthly payments, subject to escalation, based on the number of aircraft it has in service through 2009. The aggregate amount of such required payments for our projected fleet of 83 aircraft will be approximately $8 million in 2002, $12 million in 2003, $16 million in 2004, $20 million in 2005, $23 million in 2006 and $72 million thereafter.

Note 10—Contingencies

        The Company is party to legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect upon the Company's financial position, results of operations or cash flows. None of our employees are covered by collective bargaining agreements with us.

        As of December 31, 2001, we had approval from the Federal Aviation Administration and the Department of Transportation ("DOT") to operate up to 24 aircraft. We intend to file a request with the DOT to increase the size of our fleet beyond 24 aircraft. Although we expect our request to be approved, we cannot assure you that such authorization will be granted to us.

Note 11—Financial Instruments and Risk Management

        We maintain cash and cash equivalents with various high-quality financial institutions or in short-term duration high-quality debt securities. Investments in highly-liquid debt securities are stated at fair value, which approximates cost. The majority of our receivables result from the sale of tickets to individuals, mostly through the use of major credit cards. These receivables are short-term, generally being settled shortly after the sale. As of December 31, 2001, the fair value of our long-term debt, which approximated its carrying value, was estimated using discounted cash flow analyses based on our current incremental borrowing rates for instruments with similar terms. The fair value of our convertible redeemable preferred stock was $434 million, based on the estimated fair value of the common stock at December 31, 2001, compared to a carrying value of $210 million. The carrying values of all other financial instruments approximated their fair value.

        The Company is exposed to the effect of changes in the price and availability of aircraft fuel. In 2001, we executed crude oil option contracts covering 516,000 barrels, representing approximately 40 percent of our total fuel consumed in 2001, to provide some short-term protection against a sharp increase in aircraft fuel prices. Losses, primarily representing premiums paid on these instruments, totaled $397,000 for the year ended December 31, 2001. These derivative instruments are not designated as hedges for financial accounting purposes and we record the fair market value of these derivatives on our balance sheet and recognize changes in fair value in the statement of operations. It is our policy to enter into derivative instruments with a maximum term of 12 months. At December 31, 2001, we had hedged approximately 19 percent of our projected 2002 fuel needs and have an agreement whereby additional cash deposits are required if market risk exposure exceeds a specified threshold amount.

        Any outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements, but we do not expect any of the counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gains, if any, in such contracts. To manage credit risks, we select counterparties based on credit assessments, limit overall exposure to any single counterparty and monitor the market position with each counterparty. We do not use derivative instruments for trading purposes.

Note 12—Airline Stabilization Act Compensation

        On September 22, 2001, the President signed into law the Air Transportation Safety and System Stabilization Act (the "Airline Stabilization Act"), which provided, among other things, for compensation to U.S. passenger and cargo airlines for direct and incremental losses incurred from September 11, 2001 to December 31, 2001 as a result of the September 11th terrorist attacks. We are entitled to receive the lesser of (i) our direct and incremental pre-tax losses for the period of September 11, 2001 to December 31, 2001 or (ii) our available seat mile share of the $5 billion compensation ($4.5 billion for passenger airlines) available under the Airline Stabilization Act. We received $15.9 million in compensation under the Airline Stabilization Act in 2001. Based upon our August 2001 available seat miles compared to the current estimate of the total passenger airline available seat miles in August 2001 as projected by the DOT, we expect to receive an additional $2.8 million of compensation in 2002. The total of $18.7 million is our best estimate of the total compensation we expect to receive under the Airline Stabilization Act and is included in other income (expense). This amount is subject to change as the total passenger airline available seat miles projected by the DOT may decrease, which could result in additional compensation to us. Also, the calculation of our direct and incremental losses is subject to audit by the DOT, which could reduce the compensation to be received by us if material items were excluded from our direct and incremental losses for the period September 11, 2001 to December 31, 2001.

Note 13—Quarterly Financial Data (Unaudited)

        Quarterly results of operations for the years ended December 31 are summarized below (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001
Operating revenues	$63,850	$78,398	$82,608	$95,558
Operating income(1)	7,538	11,038	4,216	4,015
Net income	6,749	10,661	10,072	11,055
Basic earnings per share	$1.43	$3.36	$2.88	$2.27
Diluted earnings per share	$0.21	$0.33	$0.30	$0.30
2000
Operating revenues	$6,425	$16,105	$33,183	$48,905
Operating loss	(8,775)	(8,488)	(2,805)	(1,120)
Net loss	(8,178)	(7,958)	(3,485)	(1,709)
Basic and diluted loss per share	$(10.40)	$(10.25)	$(5.84)	$(2.96)

(1)
Excludes Airline Stabilization Act compensation of $6,696 and $12,009 in the third and fourth quarters, respectively.

The sum of the quarterly earnings per share amounts does not equal the annual amount reported since per share amounts are computed independently for each quarter and for the full year based on respective weighted-average common shares outstanding and other dilutive potential common shares.

Note 14—Pro Forma and Other Information (Unaudited)

        The Company's historical capital structure prior to the completion of the initial public offering of its common stock is not indicative of its ongoing capital structure due to the automatic conversion of all of the convertible redeemable preferred stock upon the closing of its initial public offering. Accordingly, unaudited pro forma basic earnings per share for the year ended December 31, 2001, is computed by dividing net income by the sum of the historical weighted-average shares outstanding of 2,182,753 shares and the automatic conversion of 27,470,043 shares of convertible redeemable preferred stock as if the conversion had occurred at January 1, 2001 or the date of issuance.

        On February 8, 2002, the Company granted 570,900 options at an exercise price that was less than their deemed market value. Unearned compensation expense of $5.4 million will be amortized over the vesting periods of five or seven years and will be $808,000 in 2002, $881,200 per year in 2003 through 2006, $540,000 in 2007 and $509,000 in 2008.

Note 15—Subsequent Events

        Subsequent to December 31, 2001, our Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of our common stock. Additionally, the Board of Directors approved the adoption of a stockholder rights plan and increased the authorized shares of the Company's capital stock to 500,000,000 shares of common stock and 25,000,000 shares of preferred stock, all of which will be effective upon completion of the Company's initial public offering. In addition, the Board of Directors adopted and the stockholders approved an employee stock purchase plan and the 2002 Stock Incentive Plan, both of which will be effective upon completion of our initial public offering. The employee stock purchase plan will be available to all employees and 1,500,000 shares of common stock will initially be reserved for issuance. Employees will be able to purchase shares at a price equal to 85 percent of the lower of fair market value at the start date of the offering period or fair market value on the semi-annual purchase date through periodic payroll deductions. The 2002 Stock Incentive Plan will be the successor equity incentive program to our current stock option plan and will increase the shares reserved for issuance by 1,500,000 shares. Both plans have provisions for annual automatic increases to the shares reserved for issuance based on a specific percentage of the total number of shares outstanding at each year end.

Subsequent to December 31, 2001, we took delivery of three aircraft and issued $104 million in floating rate equipment notes due through 2014.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee	$11,500
NASD filing fee	13,000
Listing fee	100,000
Printing and engraving expenses	400,000
Legal fees and expenses	600,000
Accounting fees and expenses	300,000
Blue Sky fees and expenses	10,000
Transfer agent and registrar fees	10,000
Miscellaneous fees and expenses	55,500

Total	$1,500,000

*
To be filed by amendment

Item 14. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Article VIII, Section 6, of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Company or its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnity Agreements with its officers and directors, a form of which is attached as Exhibit 10.20 hereto and incorporated herein by reference in its entirety. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Registrant maintains directors and officers liabilities insurance. Reference is made to Sections 7 and 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

        The following is a summary of our sales of our securities during the past three years involving sales of our securities that were not registered under the Securities Act of 1933, as amended:

        In December 1998, we entered into an agreement with Ashwood Capital Pension Plan, BancBoston Ventures, Inc., J.P. Morgan New Air Investors (GC), LLC (formerly Chase New Air Investors (GC), LLC), Jamestics Ltd., Massachusetts Mutual Life Insurance Company, MassMutual Corporate Value Partners Limited, MassMutual High Yield Partners II, LLC, NMS Capital, L.P., Quantum Industrial Partners LDC, SFM Domestic Investments LLC, Weston Presidio Capital II, L.P., Weston Presidio Capital III, L.P., WPC Entrepreneur Fund, L.P., Wilcox Holdings, LLC, Amy Curtis, Daniel and Judith Hersh, David Chalmers, David Ulmer, Thomas Kelly, Kenneth Woolley, Kevin Murphy, Mark Hill, David Neeleman, Robert Land, Martin Hart, and Usto Schulz (the "December 1998 Investors") to sell, in a private placement, an aggregate of 24,233,359 shares of our Series A-1 and Series A-2 preferred stock at a price of $5.2745 per share. The total aggregate offering price for this sale was $127,817,271. The shares of Series A-1 and Series A-2 Preferred Stock were purchased in installments in December 1998 and in March, June, September and December 1999.

        In June 1999, we entered into an agreement with Joel Peterson to sell, in a private placement, an aggregate of 189,591 shares of our Series A-1 preferred stock at a price of $5.2745 per share. The total aggregate offering price for this sale was $1,000,000.

        From October 1999 through February 2002, we issued stock options to purchase an aggregate of 4,870,689 shares of our common stock. The exercise prices for these options ranged from $1.10 per share to $13.50 per share.

        In January 2000, we entered into an agreement with David Checketts to sell, in a private placement, an aggregate of 189,591 shares of our Series A-1 preferred stock at a price of $5.2745 per share. The total aggregate offering price for this sale was $1,000,000.

        In August 2000, we entered into an agreement with BAS Capital Funding Corporation, Joel Peterson, David Checketts, and the December 1998 Investors, excluding NMS Capital, Amy Curtis, David Ulmer, Thomas Kelly and Mark Hill, to sell, in a private placement, an aggregate of 2,026,135 shares of our Series B-1 and Series B-2 preferred stock at a price of $7.387 per share. The participants in the August 2000 financing are referred to as the "August 2000 Investors." The total aggregate offering price for this sale was $14,967,060. Pursuant to the terms of the August 2000 agreement, in October 2001, we sold an aggregate of 2,022,991 shares of Series B-1 preferred stock and Series B-2 preferred stock at a price of $7.387 per share to all of the August 2000 Investors, except Kevin Murphy. The total aggregate offering price for this sale was $14,943,838.

        From October 2001 to November 2001, we entered into an agreement with all of the August 2000 Investors, except for BancBoston Ventures, Inc., Wilcox Holdings, LLC, David Chalmers, David Checketts, Kevin Murphy, David Neeleman and Usto Schulz, to sell, in a private placement, an aggregate of 2,030,595 shares of Series B-1 preferred stock and Series B-2 preferred stock at a price of $7.387 per share. In addition, the following individuals purchased shares in that offering: Michael Lazarus, Thomas Patterson, David Ferguson and Ronald Ferrin. The total aggregate offering price for this sale was $15,000,000.

        All of the above-described issuances were exempt from registration (i) pursuant to Section 4(2) of the Securities Act, or Regulation D or Rule 144A promulgated thereunder, as transactions not involving a public offering or (ii) Rule 701 promulgated under the Securities Act or (iii) as transactions not involving a sale of securities. With respect to each transaction listed above, no general solicitation was made by either the Registrant or any person acting on its behalf; the securities sold are subject to transfer restrictions, and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

Item 16. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation of JetBlue Airways Corporation.
3.2*	Amended and Restated Bylaws of JetBlue Airways Corporation.
4.1*	Specimen Stock Certificate.
4.2*	Amended and Restated Registration Rights Agreement, dated as of August 10, 2000, by and among JetBlue Airways Corporation and the Stockholders named therein.
4.3*	Form of Stockholder Rights Agreement.
5.1*	Opinion of Brobeck, Phleger & Harrison LLP.
10.1*†	Airbus A320 Purchase Agreement, dated as of April 20, 1999, between AVSA, S.A.R.L. and JetBlue Airways Corporation, including Amendments No. 1 through No. 11 and Letter Agreements No. 1 through No. 10.
10.2*†	V2500 General Terms of Sale between IAE International Aero Engines AG and NewAir Corporation, including Side Letters No. 1 through No. 3 and No. 5 through No. 9.
10.3*†	Open Skies Reservation Services Agreement, dated as of July 15, 1999, between Open Skies, Inc. and JetBlue Airways Corporation.
10.4*†	Amendment and Restated Agreement between JetBlue Airways Corporation and LiveTV, LLC, dated as of December 17, 2001, including Amendments No. 1, No. 2 and 3.
10.5*†	Agreement between JetBlue Airways and EADS Aeroframe Services, LLC, issued October 22, 2001 and revised November 20, 2001.
10.6*	Employment Agreement, dated November 23, 1998, between JetBlue Airways Corporation and David Neeleman.
10.7*	Employment Agreement, dated October 14, 1998, between JetBlue Airways Corporation and David Barger.
10.8*	Employment Agreement, dated November 20, 1998, between JetBlue Airways Corporation and John Owen.
10.9*	Employment Offer Letter, dated April 12, 1999, between JetBlue Airways Corporation and Ann Rhoades.
10.10*	Restricted Stock Purchase Agreement, dated as of September 18, 1998, by and between JetBlue Airways Corporation and Neeleman Holdings, L.C.
10.11*	Restricted Stock Purchase Agreement, dated as of September 18, 1998, by and between JetBlue Airways Corporation and David Barger.
10.12*	Restricted Stock Purchase Agreement, dated as of September 18, 1998 by and between JetBlue Airways Corporation and Kelly Holdings L.C.
10.13*	Restricted Stock Purchase Agreement, dated as of November 2, 1998, by and between JetBlue Airways Corporation and Neeleman Holdings, L.C.
10.14*	Restricted Stock Purchase Agreement, dated as of November 2, 1998, by and between JetBlue Airways Corporation and John Owen.
10.15*	Non-Competition and Non-Solicitation Agreement, dated as of November 19, 1998, by and among JetBlue Airways Corporation and David Neeleman.
10.16*	1999 Stock Option/Stock Issuance Plan.
10.17*	2002 Stock Incentive Plan.
10.18*	2002 Employee Stock Purchase Plan.
10.19*	JetBlue Airways Corporation 401(k) Retirement Plan.
10.20*	Form of Director/Officer Indemnification Agreement.
16.1*	Letter dated February 12, 2002 from KPMG LLP.
23.1*	Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
23.2	Consent of KPMG LLP.
23.3	Consent of Ernst & Young LLP.

23.4	Consent of Kim Clark.
24.1*	Powers of Attorney (included on the signature page).
99.1*	Order Granting Slot Exemptions at John F. Kennedy International Airport issued by the United States Department of Transportation on September 16, 1999.
99.2*	Letter of Approval from the City of Long Beach Department of Public Works, dated May 22, 2001, approving City Council Resolution C-27843 regarding Flight Slot Allocation at Long Beach Municipal Airport.

*
Previously filed
†
Confidential Treatment Requested

(b)
The following financial statement schedule is filed as part of this Registration Statement:

Reports of Independent Auditors on Financial Statement Schedule	S-1
Schedule II—Valuation and Qualifying Accounts and Reserves	S-3

Item 17. Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  •
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;
  •
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 1, 2002.

                      JETBLUE AIRWAYS CORPORATION

                      By:  /s/ JOHN OWEN

                      John Owen
                       Chief Financial Officer (Principal Financial Officer)

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* David Neeleman	Chief Executive Officer and Director (Principal Executive Officer)	April 1, 2002
/s/ JOHN OWEN John Owen	Chief Financial Officer (Principal Financial Officer)	April 1, 2002
* Holly Nelson	Vice President and Controller (Principal Accounting Officer)	April 1, 2002
* David Barger	Director	April 1, 2002
* David Checketts	Director	April 1, 2002
* David Ferguson	Director	April 1, 2002
* Michael Lazarus	Director	April 1, 2002

* Neal Moszkowski	Director	April 1, 2002
* Thomas Patterson	Director	April 1, 2002
* Ann Rhoades	Director	April 1, 2002
* Joel Peterson	Director	April 1, 2002
* Frank Sica	Director	April 1, 2002
*By:	/s/ JOHN OWEN John Owen Attorney-in-Fact

Report of Independent Auditors

The Board of Directors and Stockholders
JetBlue Airways Corporation

We have audited the financial statements of JetBlue Airways Corporation as of December 31, 2001 and for the year then ended, and have issued our report thereon dated January 25, 2001, except Note 15, as to which the date is March 29, 2002 (included elsewhere in this Registration Statement). Our audit also included the information as of December 31, 2001, and for the year then ended, included in the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                      /s/ Ernst & Young LLP

New York, New York
January 25, 2002

Independent Auditors' Report on Supplementary Information

The Board of Directors and Stockholders
JetBlue Airways Corporation:

We have audited and reported separately herein on the financial statements of JetBlue Airways Corporation as of December 31, 2000 and for each of the years in the two year period ended December 31, 2000.

Our audits were made for the purpose of forming an opinion on the basic financial statements of JetBlue Airways Corporation taken as a whole. The supplementary information included in Schedule II—Valuation of Qualifying Accounts and Reserves for each of the years in the two year period ended December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Stamford, Connecticut
June 27, 2001

JetBlue Airways Corporation

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(In thousands)

Col. A	Col. B	Col. C	Col. D	Col. E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts —Describe	Deductions —Describe		Balance at End of Period
Year Ended December 31, 2001
Allowances deducted from asset accounts:
Allowance for doubtful accounts	$234	$2,760	$—	$2,193	(1)	$801
Accumulated allowance for obsolescence of aircraft spare parts	15	45	—	—		60
Year Ended December 31, 2000
Allowances deducted from asset accounts:
Allowance for doubtful accounts	—	484	—	250	(1)	234
Accumulated allowance for obsolescence of aircraft spare parts	—	15	—	—		15
Year Ended December 31, 1999
Allowances deducted from asset accounts:
Allowance for doubtful accounts	—	—	—	—		—
Accumulated allowance for obsolescence of aircraft spare parts	—	—	—	—		—
(1)
Uncollectible accounts written off net of recoveries.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation of JetBlue Airways Corporation.
3.2*	Amended and Restated Bylaws of JetBlue Airways Corporation.
4.1*	Specimen Stock Certificate.
4.2*	Amended and Restated Registration Rights Agreement, dated as of August 10, 2000, by and among JetBlue Airways Corporation and the Stockholders named therein.
4.3*	Form of Stockholder Rights Agreement.
5.1*	Opinion of Brobeck, Phleger & Harrison LLP.
10.1*†
Airbus A320 Purchase Agreement, dated as of April 20, 1999, between AVSA, S.A.R.L. and JetBlue Airways Corporation, including Amendments No. 1 through No. 11 and Letter Agreements No. 1 through No. 10.
10.2*†	V2500 General Terms of Sale between IAE International Aero Engines AG and NewAir Corporation, including Side Letters No. 1 through No. 3 and No. 5 through No. 9.
10.3*†	Open Skies Reservation Services Agreement, dated as of July 15, 1999, between Open Skies, Inc. and JetBlue Airways Corporation.
10.4*†	Amended and Restated Agreement between JetBlue Airways Corporation and LiveTV, LLC, dated as of December 17, 2001, including Amendments No. 1, 2 and 3.
10.5*†	Agreement between JetBlue Airways and EADS Aeroframe Services, LLC, issued October 22, 2001 and revised November 20, 2001.
10.6*	Employment Agreement, dated November 23, 1998, between JetBlue Airways Corporation and David Neeleman.
10.7*	Employment Agreement, dated October 14, 1998, between JetBlue Airways Corporation and David Barger.
10.8*	Employment Agreement, dated November 20, 1998, between JetBlue Airways Corporation and John Owen.
10.9*	Employment Offer Letter, dated April 12, 1999, between JetBlue Airways Corporation and Ann Rhoades.
10.10*	Restricted Stock Purchase Agreement, dated as of September 18, 1998, by and between JetBlue Airways Corporation and Neeleman Holdings, L.C.
10.11*	Restricted Stock Purchase Agreement, dated as of September 18, 1998, by and between JetBlue Airways Corporation and David Barger.
10.12*	Restricted Stock Purchase Agreement, dated as of September 18, 1998 by and between JetBlue Airways Corporation and Kelly Holdings L.C.
10.13*	Restricted Stock Purchase Agreement, dated as of November 2, 1998, by and between JetBlue Airways Corporation and Neeleman Holdings, L.C.
10.14*	Restricted Stock Purchase Agreement, dated as of November 2, 1998, by and between JetBlue Airways Corporation and John Owen.

10.15*	Non-Competition and Non-Solicitation Agreement, dated as of November 19, 1998, by and among JetBlue Airways Corporation and David Neeleman.
10.16*	1999 Stock Option/Stock Issuance Plan.
10.17*	2002 Stock Incentive Plan.
10.18*	2002 Employee Stock Purchase Plan.
10.19*	JetBlue Airways Corporation 401(k) Retirement Plan.
10.20*	Form of Director/Officer Indemnification Agreement.
16.1*	Letter dated February 12, 2002 from KPMG LLP
23.1*	Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
23.2	Consent of KPMG LLP
23.3	Consent of Ernst & Young LLP
23.4	Consent of Kim Clark.
24.1*	Powers of Attorney (included on the signature page).
99.1*	Order Granting Slot Exemptions at John F. Kennedy International Airport issued by the United States Department of Transportation on September 16, 1999.
99.2*
Letter of Approval from the City of Long Beach Department of Public Works, dated May 22, 2001, approving City Council Resolution C-27843 regarding Flight Slot Allocation at Long Beach Municipal Airport.

*
Previously filed

†
Confidential Treatment Requested

QuickLinks

TABLE OF CONTENTS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
JETBLUE AIRWAYS
THE OFFERING
SUMMARY FINANCIAL AND OPERATING DATA
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT AND STOCK OWNERSHIP INFORMATION
Summary Compensation Table
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
CHANGE IN INDEPENDENT ACCOUNTANTS
INDEX TO FINANCIAL STATEMENTS
Report of Independent Auditors
Independent Auditors' Report
JETBLUE AIRWAYS CORPORATION BALANCE SHEETS (In thousands)
JETBLUE AIRWAYS CORPORATION STATEMENTS OF OPERATIONS (In thousands, except per share amounts)
JETBLUE AIRWAYS CORPORATION STATEMENTS OF CASH FLOWS (In thousands)
JETBLUE AIRWAYS CORPORATION STATEMENTS OF CONVERTIBLE REDEEMABLE PREFERRED STOCK AND COMMON STOCKHOLDERS' EQUITY (DEFICIT) (In thousands, except share data)
JETBLUE AIRWAYS CORPORATION NOTES TO FINANCIAL STATEMENTS December 31, 2001
JETBLUE AIRWAYS CORPORATION NOTES TO FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
Report of Independent Auditors
Independent Auditors' Report on Supplementary Information
JetBlue Airways Corporation
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES (In thousands)
EXHIBIT INDEX